As filed with the Securities and Exchange Commission on March 29, 2007

                       Securities Act File No. 333-131837

                    Investment Company Act File No. 811-21854

================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              ---------------------

                                    FORM N-2

                        (CHECK APPROPRIATE BOX OR BOXES)

           |X| REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       |_| PRE-EFFECTIVE AMENDMENT NO.___

                       |X| POST-EFFECTIVE AMENDMENT NO. 3


       |X| REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                               |X| AMENDMENT NO. 5

                              ---------------------

                     CITIGROUP ALTERNATIVE INVESTMENTS TRUST

               --------------------------------------------------

               (Exact name of Registrant as specified in Charter)

                        731 Lexington Avenue, 28th Floor
                               New York, NY 10022
                    ----------------------------------------

                    (Address of principal executive offices)

       Registrant's Telephone Number, including Area Code: (866) 832-9160

                                Millie Kim, Esq.
                      Citigroup Alternative Investments LLC
                        731 Lexington Avenue, 28th Floor
                               New York, NY 10022
                     ---------------------------------------

                     (Name and address of agent for service)

                                    COPY TO:

                             Paul S. Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
               ---------------------------------------------------


================================================================================

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box |X|

It is proposed that this filing will become effective:
|X| when declared effective pursuant to Section 8(c)

If appropriate, check the following box:
|_| This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

|_| This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is |__|.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
================================================================================

TITLE OF SECURITIES             PROPOSED MAXIMUM AGGREGATE          AMOUNT OF
BEING REGISTERED                     OFFERING AMOUNT            REGISTRATION FEE

Shares of Beneficial Interest        $500,000,000.00               $53,500.00*

* $42,800 was transmitted with the Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 on June 2, 2006 (File no. 811-21854). $10,700 was transmitted with the Registrant's initial registration statement under the Investment Company Act of 1940 on Form N-2 on February 14, 2006 (File no. 811-21854).


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET
PARTS A AND B OF PROSPECTUS

Item
No.                      Caption                            Location
----   ------------------------------------------   -------------------------
 1.    Outside Front Cover Page .................   Outside Front Cover Page

 2.    Cover Pages and Other Offering Information   Inside Front Cover and
                                                    Outside Back Cover Pages

 3.    Fee Table and Synopsis ...................   Summary of Fees and Expenses

 4.    Financial Highlights .....................   Financial Highlights

 5.    Plan of Distribution .....................   Subscriptions for Shares

 6.    Selling Shareholders .....................   Not Applicable

 7.    Use of Proceeds ..........................   Use of Proceeds

 8.    General Description of the Registrant ....   The Trust

 9.    Management ...............................   Management of the Trust
                                                    The Adviser
                                                    The Sub-Adviser
                                                    Administrator
                                                    Custodian and Transfer Agent
                                                    Management Fee

10.    Capital Stock, Long-Term Debt, and Other     Distribution Policy
       Securities ...............................   Net Asset Valuation

11.    Defaults and Arrears on Senior Securities    Not Applicable

12.    Legal Proceedings ........................   Not Applicable

13.    Table of Contents of the Statement of
       Additional Information ...................   Not Applicable

14.    Cover Page of SAI ........................   Not Applicable

15.    Table of Contents ........................   Table of Contents

16.    General Information and History ..........   The Trust

17.    Investment Objective and Policies ........   Investment Program

18.    Management ...............................   See Item 9 Above

19.    Control Persons and Principal Holders of
       Securities ...............................   Management of the Trust

20.    Investment Advisory and Other Services ...   The Adviser
                                                    The Sub-Adviser
                                                    Management Fee

21     Portfolio Managers .......................   Portfolio Manager

22     Brokerage Allocation and Other Practices .   Brokerage

23     Tax Status ...............................   Tax Aspects


PART A -- INFORMATION REQUIRED IN A PROSPECTUS
PART B -- INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

The information required to be included in this Registration Statement by Part A and Part B of Form N-2 is contained in the prospectus that follows.

                        CITIGROUP ALTERNATIVE INVESTMENTS
                         TAX ADVANTAGED SHORT TERM FUND

            (A Series of Shares Issued by a Delaware Statutory Trust)

                        --------------------------------


                         PROSPECTUS DATED APRIL 1, 2007

                        --------------------------------

                      Citigroup Alternative Investments LLC

                               Investment Adviser

                        --------------------------------

                        731 Lexington Avenue, 28th Floor
                               New York, NY 10022
                                 (866) 832-9160


Citigroup Alternative Investments Tax Advantaged Short Term Fund (the "Fund") is a separate series of the Citigroup Alternative Investments Trust (the "Trust"), which is a Delaware statutory trust. The Trust is registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The investment objective of the Fund is to seek to maximize income on a tax equivalent basis while managing risks to capital.

Neither the Securities and Exchange Commission nor any other U.S. federal or state governmental agency or regulatory authority has approved or disapproved the merits of an investment in these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

  ============================================================================

The separate series of shares of beneficial interest in the Trust relating to the Fund ("Shares") are not deposits in, obligations of, or guaranteed by Citibank, N.A. or any of its affiliates, are not government guaranteed or insured, and are subject to investment risks, including the possible loss of the principal amount invested.

This prospectus sets forth concisely information about the Trust and the Fund that a prospective investor should know before investing, and should be retained for future reference. It includes the information required to be included in a prospectus and statement of additional information. No separate statement of additional information will be provided. Additional information about the Trust and the Fund has been filed with the Securities and Exchange Commission and is available either on the Commission's website at www.sec.gov or upon request and without charge by calling the Trust toll free at (866) 832-9160. The Fund's annual and semi-annual reports to shareholders are also available on the SEC's website or upon request and without charge by calling the Trust's toll free number.


                                                                  TOTAL OFFERING
                                                                  --------------

         Amount...................................................$  500,000,000

         Sales Loads (Placement Fees) (1).........................$    5,000,000

         Proceeds to the Trust (2)................................$  500,000,000

     (1) Assumes up-front sales charges of 1%. (Investments generally are subject to an up-front sales charge of up to 1%, subject to waiver. Certain types of investors will not be charged these fees. See "Subscriptions for Shares.")

     (2) Proceeds to the Fund will vary according to the number of Shares sold. These estimated proceeds assume the sale of all Shares registered under this offering, but are before deduction of expenses related to the initial offering of the Shares (which were borne by the Fund and are being amortized over a twelve-month period following the initial public subscription of Shares (the "Initial Closing Date")) and certain organizational costs (which were borne by the Fund in light of certain minimum asset size targets of the Fund being met as of October
          2006). Those initial offering costs were $475,392 and those organizational costs were $109,315.

One or more Placement Agents, who may be affiliated with the Adviser, may be appointed from time to time and will serve in that capacity on a reasonable best efforts basis, subject to various conditions. Placement Agents, if authorized to do so by the Trust, may retain other placement agents to serve as their sub-agents ("Selling Agents") in the placement of Shares. The Selling Agents are paid by the Placement Agents, not by investors. Up-front sales charges, if any, payable to the Placement Agents are deducted from a prospective investor's subscription amount, will not be applied to the purchase of Shares made by the investor and will not be part of the assets of the Fund. The Adviser or its affiliates also may pay from their own resources additional compensation to the Placement Agents in connection with placement of Shares or servicing of investors. As to each investor referred by a Placement Agent, such additional compensation is expected to approximate 0.10% to 0.15% of the value of the Shares held by the investor per annum (but in the aggregate across all investors will not exceed 1% of the Trust's net assets per annum). In some instances, these arrangements may result in receipt by the Placement Agents or the Selling Agents and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of shares of a different investment fund. A prospective investor with questions regarding these arrangements may obtain additional detail by contacting his or her Placement Agent or Selling Agent directly. Prospective investors also should be aware that these payments could create incentives on the part of the Placement Agents or the Selling Agents to more positively consider the Fund relative to investment funds not making payments of this nature or making smaller such payments.

Citigroup Alternative Investments LLC ("CAI" or the "Adviser") is an affiliate of Citigroup Global Markets Inc. (and its division Smith Barney), as well as Citibank, N.A. branches and affiliates through which The Citigroup Private bank engages in business. These branches and affiliates may act as Placement Agents, Selling Agents or Distributors of investment vehicles advised by CAI (such as the Fund) and will be compensated for their services in a variety of manners (which include up-front sales charges and payments calculated by reference to incentive fees and management fees earned by CAI and/or CAI's net operating profits). In most instances, these branches and affiliates will receive higher compensation from CAI for placing investments in its advised investment vehicles than they would receive in respect of a vehicle advised by a non-affiliated entity. This additional compensation provides an incentive for these branches and affiliates to place investments with investment vehicles advised by CAI over vehicles advised by other non-affiliated entities and represents a conflict of interest that potential investors should consider carefully.

                                TO ALL INVESTORS

This Prospectus will not constitute an offer to sell or the solicitation of an offer to buy nor will any sale of Shares be made in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Fund or the Trust that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus. Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for the investor. This Prospectus is qualified in its entirety by reference to the Declaration and Agreement of Trust (the "Trust Agreement") of the Trust itself. The Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Trust Agreement.

                            PRIVACY POLICY STATEMENT

The Trust and the Adviser (each as defined below) collect non-public personal information about investors from information received on subscription documents and other forms and information required in connection with a subscription for Shares and information concerning Shareholder transactions with the Trust. The Trust and the Adviser will not disclose any non-public personal information relating to current or former investors except in connection with the administration, processing and servicing of repurchases and subscriptions or to the Trust's administrator, accountants, tax preparers and attorneys, in each such case subject to customary undertakings of confidentiality. The Trust and the Adviser restrict access to non-public personal information relating to investors to personnel of the Trust and the Adviser and other personnel who need to know that information in connection with the operation of the Trust. The Trust maintains physical, electronic and procedural controls in keeping with U.S. federal standards to safeguard non-public personal information relating to investors.

                                TABLE OF CONTENTS

OFFERING SYNOPSIS..............................................................1
SUMMARY OF FEES AND EXPENSES..................................................10
FINANCIAL HIGHLIGHTS..........................................................12
THE TRUST.....................................................................13
USE OF PROCEEDS...............................................................13
INVESTMENT PROGRAM............................................................13
TYPES OF INVESTMENTS AND RELATED RISKS........................................19
OTHER RISKS...................................................................29
LIMITS OF RISK DISCLOSURES....................................................31
INVESTMENT POLICIES AND RESTRICTIONS..........................................31
MANAGEMENT OF THE TRUST.......................................................32
THE ADVISER...................................................................36
THE SUB-ADVISER...............................................................37
THE PORTFOLIO MANAGERS........................................................38
INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS...............................40
VOTING........................................................................42
OTHER MATTERS.................................................................42
BROKERAGE.....................................................................43
ADMINISTRATOR.................................................................43
CUSTODIAN AND TRANSFER AGENT..................................................44
TRUST EXPENSES................................................................44
MANAGEMENT FEE................................................................46
DISTRIBUTION POLICY...........................................................46
NET ASSET VALUATION...........................................................47
CONFLICTS OF INTEREST.........................................................49
DISCLOSURE OF PORTFOLIO HOLDINGS..............................................52
SUBSCRIPTIONS FOR SHARES......................................................52
REDEMPTIONS, REPURCHASES AND TRANSFERS OF SHARES..............................54
TAX ASPECTS...................................................................57
ERISA CONSIDERATIONS..........................................................63
ADDITIONAL INFORMATION REGARDING THE TRUST AGREEMENT..........................64
REPORTS TO SHAREHOLDERS.......................................................65
ADVERTISING AND SALES MATERIAL................................................65
TERM, DISSOLUTION AND LIQUIDATION.............................................66
FISCAL YEAR...................................................................66

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL...............66
INQUIRIES AND FINANCIAL INFORMATION...........................................66
APPENDIX A INVESTOR REPRESENTATIONS..........................................A-1
APPENDIX B DESCRIPTION OF RATINGS............................................B-1

                                OFFERING SYNOPSIS

      In making an investment decision, an investor must rely upon his, her or its own examination of the Fund and the terms of the offering, including the merits and risks involved, of acquiring the Shares. This is only a synopsis of information to consider before investing. More detailed information follows in the body of this Prospectus.

THE TRUST                     Citigroup  Alternative  Investments Tax Advantaged
                              Short Term Fund (the "Fund") is a separate  series
                              of the  Citigroup  Alternative  Investments  Trust
                              (the   "Trust"),   which  is  a  statutory   trust
                              organized under the laws of the State of Delaware.
                              The  Trust  is  registered  under  the  Investment
                              Company Act of 1940,  as amended (the "1940 Act"),
                              as  a   closed-end,   non-diversified   management
                              investment  company.   The  shares  of  beneficial
                              interest  in the  Trust  relating  to the Fund are
                              referred  to  as  the   "Shares."  The  Trust  has
                              received a rating in respect of the Fund's  Shares
                              of  "AAAf"  and a  volatility  rating of "S1" from
                              Standard & Poor's Corporation  ("S&P") and intends
                              to maintain  such rating from S&P or an equivalent
                              rating   from   another   Nationally    Recognized
                              Statistical Rating Organization. The assets of the
                              Fund will be actively managed and an investment in the Fund will be subject to an asset-based fee payable to Citigroup Alternative Investments LLC, the investment adviser to the Fund (in such capacity, the "Adviser").

INVESTMENT OBJECTIVE AND      The investment objective of the Fund is to seek to
INVESTMENT PROGRAM            maximize  income on a tax  equivalent  basis while
                              managing risks to capital. In particular, the Fund
                              seeks to realize a targeted  annualized net return
                              to  investors  in excess of  one-month  Libor plus
                              1.00%  to  1.50%,   on  a  tax  equivalent   basis
                              (assuming a 35% federal  income tax rate; for some
                              investors,   a  lower   tax   rate   may  be  more
                              appropriate). "Tax equivalence" for this purpose refers to the concept that net returns realized by an investor in the Fund should be considered before the effect of any federal income taxes to be paid on the investment so that it may be consistently compared to other taxable investments with similar risk profiles.

                              The target returns express the Adviser's view as to the percentage return the Fund may be expected to experience over an investment cycle based on the Fund's investment strategies, characteristics and certain defined assumptions. The Fund's return targets are neither guarantees nor predictions or projections of future performance.

                              Under normal circumstances, the Adviser expects to seek to achieve the Fund's investment objective by investing the Fund's assets in an actively managed investment portfolio according to the following distribution:

                              --------------------------------------------------
                                    Eligible Assets              Expected Share
                                                                  of Portfolio
                              --------------------------------------------------
                              I.  Instruments that Primarily
                                  Generate Tax-Exempt Income       50% - 100%
                              --------------------------------------------------
                              II. Other Assets                      0% - 50%
                              --------------------------------------------------
                                  A. Treasuries, Agencies and       0% - 50%
                                  Mortgage Backed Securities
                                  (ABS, CMBS and RMBS)
                              --------------------------------------------------
                                  B. Preferred Securities and       0% - 25%
                                  Corporate Credit
                              --------------------------------------------------
                                  C. Private Investment Funds       0% - 30%
                                  that Invest in, and Structured
                                  Securities that are backed by,
                                  any Combination of the Eligible Assets
                              --------------------------------------------------

                              The decision to vary allocation of the Fund's assets (which include derivative instruments based on such assets) within the above ranges (which are
                              considered        non-fundamental       investment
                              restrictions, meaning those that may be varied upon notice to Shareholders) is in the discretion of the Adviser and will reflect the Adviser's judgments as to various factors, which may include: changing supply and demand relationships in the markets in which the Fund invests; interest rate and credit market developments; the opinions of the Sub-Adviser (as defined below) relating to preferred securities; issuer-specific events; governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies; and national and international political and economic developments. The Fund's investment program and the types of investments in which the Fund may invest are described in greater detail under "Investment Program" and "Types of Investments and Related Risks"

RISK FACTORS                  The Fund's  Investment  Program  Entails Risks. No
                              assurance can be given that the Fund's  investment
                              objective will be achieved. The Fund's performance
                              depends upon the Adviser's  ability to effectively
                              select  investments  for the Fund and allocate and
                              reallocate  the  Fund's  assets  among  them.  The
                              Fund's use of leverage, short sales and derivative
                              transactions, in certain circumstances, can result
                              in  losses.   As  a   non-diversified   investment
                              company, the Fund is not subject to the percentage
                              limitations imposed by the 1940 Act on the portion
                              of  its  assets   that  may  be  invested  in  the
                              securities of any one issuer. As a result, the investment portfolio of the Fund may be subject to greater risk and volatility than if the portfolio were invested in the securities of a broader range of issuers.

                              Investment in the Fund Is Not Suitable for All Investors. Prospective investors should review carefully the discussion under the captions "Types of Investments and Related Risks" and "Other Risks" for specific risks associated with the Fund and the Adviser's style of investing. An investment in the Fund should only be made by investors who understand the nature of the investment, do not require more than limited liquidity in the investment and have sufficient capital to sustain the loss of some or all of their investment.

                              The Fund May Pursue Various Investment Strategies. The Fund may invest and trade in a wide range of instruments and markets. The Fund may invest and trade in various debt securities, and may also invest and trade in equity-related instruments
                              (such as preferred securities), futures, derivatives and debt-related instruments. In addition, the Fund may sell securities short and use a wide range of other investment techniques for hedging and non-hedging purposes. Some of the Fund's investment strategies are sensitive to credit and interest rate risks. See "Types of Investments and Related Risks."

                              The Fund May Use Leverage. Subject to the 1940 Act's limitations on indebtedness (and relevant regulatory interpretations of the same), the Fund may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks (i.e., through credit facilities, lines of credit, or other margin or borrowing arrangements) for investment and other purposes. Other investment techniques applied by the Fund, including the use of certain swaps, repurchase agreement arrangements and the like, also have the potential to create leverage. Use of leverage as an investment technique involves certain risks, such as increased volatility. See "Types of Investments and

                              Related Risks."

                              The Fund Has a Limited Operating History. The Trust is a recently formed entity and the Fund has a limited operating history upon which investors can evaluate its performance. The Adviser's personnel, however, have substantial experience in managing investments and registered and private investment funds, including certain clients and private investment funds that pursue investment programs that are substantially similar, in whole or in part, to that of the Fund.

                              The Shares Will Have Limited Liquidity. It is not anticipated that Shares will be listed on any securities exchange or traded in other markets, and Shares will be subject to substantial restrictions on transfer. Although the Trust expects to offer to repurchase Shares from Shareholders from time to time, no assurance can be given that these repurchases will occur. See "Types of Investments and Related Risks" and "Redemptions, Repurchases and Transfers of Shares."

BOARD OF TRUSTEES             The Trust has a Board of Trustees  (each  member a
                              "Trustee"   and   collectively,   the   "Board  of
                              Trustees") that has overall responsibility for monitoring and overseeing the investment program of the Fund and the Trust's operations. Each investor, by investing in the Fund, will become a "Shareholder" and will be deemed to have voted for the election of each initial Trustee. Any vacancy on the Board of Trustees may be filled by the remaining Trustees, except to the extent the 1940
                              Act requires the election of Trustees by the Shareholders. See "Management of the Trust--Board of Trustees" and "Voting."

                              The Trust has entered into an investment advisory agreement (the "Investment Advisory Agreement") with the Adviser on behalf of the Fund, effective as of June 6, 2006. After an initial two-year term, the Investment Advisory Agreement continues in effect from year to year so long as the continuance is approved annually by the Board of Trustees (including a majority of the Independent Trustees). The Board of Trustees may terminate the Investment Advisory Agreement on 60 days' prior written notice to the Adviser. The same term and termination provisions apply to the Sub-Advisory Agreement described below, although termination of the Sub-Advisory Agreement also may be effected by the Adviser. See "Investment Advisory and Sub-Advisory Agreements."

THE ADVISER                   Citigroup  Alternative  Investments LLC, a limited
                              liability  company  formed  under  the laws of the
                              State of  Delaware,  is the  Fund's  Adviser.  The
                              Adviser is  registered  as an  investment  adviser
                              under  the  Investment  Advisers  Act of 1940,  as
                              amended (the "Advisers  Act"),  and as a commodity
                              trading adviser and a commodity pool operator with
                              the Commodity Futures Trading Commission ("CFTC"),
                              and  is  a   member   of  the   National   Futures
                              Association  ("NFA").  Subject to the oversight of
                              the Board of Trustees,  the  day-to-day  portfolio
                              management,   short-term   cash   management   and
                              operations of the Fund are the responsibility of the Adviser. Certain of these matters have been delegated to a sub-adviser, as described below.

                              The Adviser is an indirect, wholly owned subsidiary of Citigroup Inc. ("Citigroup"), and considered to be the alternative investment management unit of Citigroup. Citigroup is the largest financial services firm in the United States, with leading market positions in investment banking, research and capital markets, alternative asset management, commercial banking, and credit. The Adviser and its affiliates had levered assets under management of over $130 billion in investments ($49.2 billion in capital) as of December 31, 2006. Alternative investments managed by the Adviser include hedge funds, credit structures, real estate, private equity, fixed income alternatives and managed futures. The business unit of Citigroup Alternative Investments that is principally responsible for the Fund is Citigroup Fixed Income Alternatives ("CFIA"). Since its formation in 1995, CFIA (including its predecessors) has developed an integrated platform that brings together the disciplines of investments, structuring, product management and accounting and technology. CFIA strives to create and manage innovative investment products that seek to provide attractive risk-adjusted returns, current cash and diversification relative to traditional fixed income securities. Through fundamental and quantitative analysis and investment processes, CFIA seeks to identify arbitrage and relative value opportunities in the fixed income markets.

THE SUB-ADVISER               In order to access specialized investment advisory
                              services,  the  Adviser  from  time  to  time  may
                              retain,   at  the  Adviser's  cost,  one  or  more
                              sub-advisers.   The   appointment   of  any   such
                              sub-adviser will be subject to the approval of the Board of Trustees and, to the extent required by the 1940 Act, the Shareholders.

                              As of the date of this Prospectus, the Adviser has retained Spectrum Asset Management ("Spectrum" or the "Sub-Adviser") as a sub-adviser having discretionary authority to engage in Fund portfolio transactions, including certain hedging and other derivative transactions, primarily relating to preferred securities (and limited to that portion of the Fund's portfolio designated to be invested in preferred securities, which presently is not expected to exceed 25%).

                              A discussion regarding the basis for the Board of Trustees' approval of each of the Investment Advisory Agreement with the Adviser and the Sub-Advisory Agreement with the Sub-Adviser is available under the heading "Investment Advisory and Sub-Advisory Agreements" and will be included in the Fund's regular annual or semi-annual report, as the case may be, following each such approval in the future.

ADMINISTRATOR                 U.S. Bancorp Fund Services, LLC has been appointed
                              by the  Trust to  provide  certain  administrative
                              services  to the  Trust  (in  such  capacity,  the
                              "Administrator").     Fees    payable    to    the
                              Administrator    for    these    services,     and
                              reimbursement     for     the      Administrator's
                              out-of-pocket expenses, are paid by the Trust out of the assets of the Fund. See "Trust Expenses" and "Administrator."

CUSTODIAN AND TRANSFER        The   Trust   has   retained  U.S.  Bank  National
AGENT                         Association,  a national banking  association,  to
                              provide  certain  custodial  services to the Trust
                              (in  such  capacity,  the  "Custodian"),  and U.S.
                              Bancorp  Fund  Services,  LLC to serve as transfer
                              agent (in such  capacity,  the  "Transfer  Agent")
                              with   respect   to   processing   purchases   and
                              repurchases   of  Shares  and  the   handling   of
                              subscription  monies  from  prospective  investors
                              pending  Share  purchases.  Fees  payable  to  the
                              Custodian   and  the  Transfer   Agent  for  these
                              services,     and    reimbursement    for    their
                              out-of-pocket expenses, are paid by the Trust out of the assets of the Fund. See "Trust Expenses" and "Custodian and Transfer Agent."

TRUST EXPENSES                The Adviser bears all of its own costs incurred in
                              providing  investment  advisory  services  to  the
                              Fund,  including travel and other expenses related
                              to its  selection  and  monitoring  of the  Fund's
                              investments. As described below, however, the Fund
                              bears all other expenses related to its investment
                              program     (collectively,     "investment-related
                              expenses"). The Adviser also provides, or will arrange at its expense, for certain management and administrative services to be provided to the Trust. Among those services are: providing office space and other support services; and maintaining and preserving certain records. The Administrator will provide for reviewing and arranging for payment of the expenses of the Trust and the Fund.
                              See "Trust Expenses."

                              Expenses to be assumed by the Fund include, without limitation: all investment-related expenses, including, but not limited to, all costs and expenses directly related to portfolio transactions and positions for the Fund's account, such as direct and indirect expenses associated with the Fund's investments, and enforcing the Fund's rights in respect of such investments, transfer taxes and premiums, taxes withheld on
                              non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, accountants, attorneys and experts, which may be retained to provide due diligence or similar services with respect to potential investments or for other purposes), fees and disbursements of any third party vendor performing tax compliance services and brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees; any non-investment-related interest expense;
                              attorneys' fees and disbursements associated with preparing and updating the Prospectus and preparing and reviewing subscription documents (with the Prospectus, the "Offering Materials") and other legal agreements relating to the Fund; fees and disbursements of any accountants engaged by the Fund, and expenses related to the annual audit of the Fund; fees and expense reimbursements paid to the Administrator, the Custodian and the Transfer Agent; recordkeeping, custody fees and expenses; the costs of errors and omissions, Trustees' and officers' liability insurance and a fidelity bond; the Management Fee; the costs of preparing and distributing updated Offering Materials, reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders (but not to prospective investors, which costs, unless specifically related to implementing the Fund's investor eligibility requirements, will be borne by the Adviser or by the Placement Agents); the costs of tax return and reporting preparation, review and distribution to Shareholders; fees of Independent Trustees and their counsel and travel expenses of Trustees relating to meetings of the Board of Trustees and committees thereof; all other costs of holding meetings of the Board of Trustees and committees thereof and of holding meetings of Shareholders (unless any such meeting of Shareholders is called by the Adviser or any of its affiliates); all costs and charges for equipment or services used in communicating information regarding the Fund's transactions between the Adviser and any custodian or other agent engaged by or on behalf of the Fund; and any extraordinary expenses, including indemnification expenses as provided for in the Trust Agreement.

                              Certain of the Trust's and the Fund's organizational expenses were borne by the Adviser. The remainder of those expenses were borne by the Fund as of October 2006 as certain minimum asset size targets were met within an agreed-upon period of twelve months and one day from the date of the initial public subscription of Shares (the "Initial Closing Date"). Expenses related to the initial offering of the Shares were borne by the Fund, amortizing over a twelve-month period following the Initial Closing Date.

                              In consideration of the administrative services provided by the Administrator and the custody services provided by the Custodian, the

                              Fund pays the Administrator and the Custodian, respectively, a monthly fee (the "Administrative Fee" and the "Custody Fee"), in each case calculated as a percentage of the Fund's net assets, which Administrative Fee provides for "breakpoints" (or fee reductions) at increasing asset levels. In consideration of the transfer services provided by the Transfer Agent, the Fund pays the Transfer Agent a monthly fee based on the number of shareholder accounts serviced (the "Transfer Agent Fee"). The Administrative Fee, the Custody Fee and the Transfer Agent Fee are paid out of and reduce the Fund's net assets. See "Administrator" and "Custodian and Transfer
                              Agent." All fees are accrued monthly and paid quarterly.


MANAGEMENT FEE                In   consideration   of  the  advisory  and  other
                              services provided by the Adviser, the Fund pays the Adviser an annualized fee of 0.75% of its net assets (the "Management Fee"). This fee is accrued monthly and paid quarterly. The Management Fee is paid out of and reduces the Fund's net assets. See
                              "Management Fee."

                              The fee payable to Spectrum in consideration for its services as Sub-Adviser is paid by the Adviser at no cost to the Fund. That fee is accrued monthly and paid quarterly and amounts to approximately 0.20% on an annualized basis of that portion of the Fund's net assets subject to Spectrum's discretionary management for the period.

CONFLICTS OF INTEREST         The  investment  activities of the Adviser and any
                              sub-adviser (and its or their affiliates) for their own accounts and other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund. Citigroup, as a diversified global financial services firm involved with a broad spectrum of financial services and asset management activities, may, for example, engage in the ordinary course of business in activities in which its interests or the interests of its clients may conflict with those of the Fund or its Shareholders. See "Conflicts of Interest."

DISCLOSURE OF PORTFOLIO       The Fund publicly discloses its portfolio holdings
HOLDINGS                      periodically as required by the 1940 Act. The Fund
                              also may make  disclosures  to persons or entities
                              having a legitimate  business  purpose  related to
                              receipt  of  such  information,   subject  to  the
                              requirement that if such information is made available more frequently than to the public it be subject to appropriate protections against misuse.
                              A more complete description of the Fund's policies and procedures with respect to the disclosure of information relating to its portfolio securities is available below under "Disclosure of Portfolio
                              Holdings."

SUBSCRIPTION FOR SHARES       Shares  issued at the  Initial  Closing  Date were
                              offered   at  $10  per   Share.   Shares   offered
                              thereafter  are  offered  at the  Fund's net asset
                              value per  Share,  and each Share  subscribed  for
                              represents  a  capital  investment  in the Fund in
                              that amount. Each Shareholder must subscribe for a
                              minimum initial  investment in the Fund of $50,000
                              (net  of  any  up-front  sales  charges  described
                              below).  Additional  investments must be made in a
                              minimum amount of $10,000. Minimum investments may
                              be reduced by the Transfer Agent (as authorized by
                              the Board of Trustees)  with respect to individual
                              investors  or  classes  of   investors   (as,  for
                              example,  with respect to key employees,  officers
                              or directors/trustees of the Trust, the Adviser or
                              their   affiliates).   The   Transfer   Agent  (as
                              authorized  by the Board of Trustees)  may, in its
                              discretion,   cause  the  Trust  to  repurchase  a
                              Shareholder's entire interest in the Fund (i.e., all Shares of the Fund held by the Shareholder) if the Shareholder's investment balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $50,000. Certain representations required of prospective investors by the Fund's subscription documentation are described in Appendix A to this Prospectus.

                              Based on authority delegated to it by the Board of Trustees, the Transfer Agent or its designee, on behalf of the Fund, may accept initial and additional subscriptions for Shares as of the first day of each calendar month, except that the Fund may offer Shares more frequently from time to time. Subscription documentation, however, must be received by the Transfer Agent at least seven calendar days prior to the proposed subscription date (or, if any such date is not a business day, the immediately preceding business day, a "business day" being any day on which banks in New York City are not required or permitted to close), subject to waiver by the Transfer Agent or its designee in its sole discretion. To assist the Fund in meeting its "know your customer" obligations, subscriptions generally will be accepted only from investors having brokerage accounts with an approved Placement Agent or Selling Agent, and are subject to the receipt of cleared funds from such account prior to the applicable subscription date and in the full amount of the subscription (which funds may be debited directly from such account by the relevant Placement Agent or Selling Agent, on behalf of the Fund, to fund the subscription). Cleared funds must be available in such account no later than two business days prior to the particular subscription date. Although the Transfer Agent, on behalf of the Fund, may accept, in its sole discretion, a subscription prior to receipt of cleared funds, no Shares will be sold until cleared funds have been received. The Transfer Agent (as authorized by the Board of Trustees) reserves the right to reject any subscription for Shares and may, in its sole discretion, suspend subscriptions for Shares at any time and from time to time.

                              Placement Agents (who may be affiliated with the Adviser) will be retained to assist in the placement of Shares and generally will be entitled to receive an up-front sales charge from each investor purchasing Shares through them. The specific amount of such a charge may not exceed 1% of the subscription amount. The up-front sales charge will be deducted from a prospective investor's subscription amount, will not be applied to the purchase of Shares by the investor and will not be part of the assets of the Fund. The up-front sales charge may be adjusted or waived at the sole discretion of the Placement Agent as set forth in the applicable Subscription Agreement delivered to the Transfer Agent and is expected to be waived for (1) Citigroup and its affiliates, including the Adviser, and the directors/trustees, partners, principals, officers and employees of each of these and of the Placement Agents or Selling Agents and certain of their affiliates; and (2) investors investing through certain programs relating to mutual fund "wrap," asset allocation or other managed asset programs sponsored by a Placement Agent or Selling Agent or other affiliates of the Adviser or with whom such affiliates have agreements related to investment in the Fund. Investments made through certain related accounts (including family trusts or other similar investment vehicles) may be aggregated, in the sole discretion of the Placement Agent, in determining the applicable rate for the calculation of up-front sales charges. It is the responsibility of an investor seeking to benefit from a particular up-front sales charge level to identify any such related account to Placement Agent personnel handling the investor's subscription. See "Subscriptions for Shares--Up-front Sales Charges."

                              Placement Agents, if authorized to do so by the Trust, may retain Selling Agents to serve as their sub-agents in the placement of Shares. The Selling

                              Agents are paid by the Placement Agents, not by investors.

INITIAL CLOSING DATE          The Initial  Closing  Date for  subscriptions  for
                              Shares was on August 1, 2006.

TRANSFER RESTRICTIONS         Shares held by a  Shareholder  may be  transferred
                              only  (1) by  operation  of law due to the  death,
                              bankruptcy,  insolvency,  adjudicated incompetence
                              or dissolution of the  Shareholder or (2) with the
                              written  consent  of the  Trust or its  designated
                              agents,  which  consent  may be withheld in its or
                              their  sole  discretion.  In  connection  with any
                              request to transfer Shares,  the Trust may require
                              the Shareholder requesting the transfer to obtain,
                              at  the  Shareholder's   expense,  an  opinion  of
                              counsel  selected by the Trust as to such  matters
                              as may be reasonably requested.  A Shareholder who
                              transfers   Shares  may  be   charged   reasonable
                              expenses, including attorneys' and accountants' fees, incurred by the Trust or the Transfer Agent in connection with the transfer. See "Redemptions, Repurchases and Transfers of Shares--Transfers of Shares."

REDEMPTIONS AND               No Shareholder will have the  right to require the
REPURCHASES OF SHARES         redemption  of his,  her or its Shares.  The Trust
                              may from time to time,  as determined by the Board
                              of   Trustees   in  its  sole   discretion,   upon
                              recommendation of the Adviser, offer to repurchase
                              Shares, generally on a pro rata basis, pursuant to
                              written   tenders  by   Shareholders.   Each  such
                              repurchase offer generally will apply to 5 - 50% of the net assets of the Fund. The initial such repurchase of Shares took place on November 30, 2006, and the Adviser expects that it typically will recommend to the Board of Trustees that the Trust thereafter offer to repurchase Shares from Shareholders quarterly. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees, in its sole discretion. In determining whether to repurchase Shares, the Board of Trustees will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors.

                              The Trust has the right to repurchase Shares of Shareholders if the Transfer Agent (as authorized by the Board of Trustees) determines that the repurchase is in the best interests of the Trust or upon the occurrence of certain events specified in the Trust Agreement, including, but not limited to, attempted transfers in violation of the transfer restrictions described above. See "Redemptions, Repurchases and Transfers of Shares--No Right of Redemption" and "--Repurchases of Shares."

SUMMARY OF TAX ASPECTS        The  Fund   intends  to  qualify  as  a  regulated
                              investment  company  under  Subchapter  M  of  the
                              Internal  Revenue  Code of 1986,  as amended  (the
                              "Code"). Each year that the Fund qualifies as such
                              a regulated  investment company and distributes to
                              its  Shareholders  generally  at least  90% of its
                              "investment company taxable income" (as defined in
                              the Code, but without regard to the dividends paid
                              deduction), it will pay no U.S. federal income tax
                              on  the   earnings   or  net   capital   gain   it
                              distributes. See "Tax Aspects."

                              The Fund intends to manage its portfolio so that 50% or more of the value of its assets at the close of each quarter of its taxable year is invested in state, municipal or other obligations the interest on which is exempt for federal income tax purposes, although no assurance can be provided that this goal will be achieved. Distributions to Shareholders of exempt-interest dividends are not subject to federal income tax
                              (except   for   possible
                              application of the alternative minimum tax). In addition, the Fund also expects to distribute to Shareholders taxable dividends in respect of income that the Fund receives from taxable investments.

                              As to matters specific to the federal tax treatment of Shareholders with respect to Fund distributions and transactions in Shares, prospective investors should review the more detailed discussion of federal income tax considerations under the heading "Tax Aspects" and consult with their tax adviser. See, in particular, "Tax Aspects--Fund Distributions," "--Sale or Redemption of Shares" and "--Backup Withholding."

EMPLOYEE BENEFIT PLANS AND Investors subject to the Employee Retirement OTHER TAX-EXEMPT ENTITIES Income Security Act of 1974, as amended ("ERISA"), and other tax-exempt entities,  including employee
                              benefit  plans,   individual  retirement  accounts
                              ("IRAs") and Keogh plans (each, a tax-exempt entity), may purchase Shares of the Fund. Neither the Fund's nor the Trust's assets will be deemed to be "plan assets" for purposes of ERISA. See
                              "ERISA Considerations."

REPORTS TO SHAREHOLDERS       Internal  Revenue  Service  ("IRS") Forms 1099 for
                              each  Shareholder  will be mailed by January 31 of
                              the   following   year.   The   Fund   will   send
                              Shareholders  an  unaudited   semi-annual  and  an
                              audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
                              Shareholders also are expected to be sent reports regarding the Fund's operations quarterly.

TERM The Trust's term is perpetual unless the Trust is otherwise terminated under the terms of the Trust Agreement.

FISCAL YEAR                   For accounting  purposes,  the Trust's fiscal year
                              (and that of the Fund) is the 12-month period ending each December 31, although it may adopt or change to a different taxable year if the Board of Trustees determines that such action is in the overall best interests of the Trust (or the Fund as the case may be) and its Shareholders.

                          SUMMARY OF FEES AND EXPENSES

The purpose of the table below is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. "Other Operating Expenses," as shown below, are based on actual expenses for the fiscal year ending December 31, 2006, adjusted as noted. For a more complete description of the various fees and expenses, see "Trust Expenses," "Management Fee," "Administrator," "Transfer Agent" and "Subscriptions for Shares."

  SHAREHOLDER TRANSACTION FEES
--------------------------------------------------------------------------------
   Maximum sales load (placement fee)(percentage of purchase amount)   1.00% (1)
   Maximum repurchase fee                                              0.00%
  ANNUAL EXPENSES (as a percentage of net assets)
--------------------------------------------------------------------------------
   Management Fee                                                      0.75% (2)
   Administrative Fee                                                  0.09%
   Custody and Transfer Agency Fees                                    0.02%
   Other Operating Expenses                                            0.34% (3)
   Interest Expense (Interest on Reverse
   Repurchase Agreements)                                              2.05% (4)
--------------------------------------------------------------------------------
   Total Annual Expenses                                               3.25% (5)

      Note: Based on December 31, 2006 assets of $143,862,440. The expense ratio would be lower if net assets increase throughout 2007, or higher if assets decrease.

      Total Annual Expenses excluding Interest Expense, which would be 1.20%, may be considered a more stable measure of the Fund's expenses before fee waivers than the same ratio as shown in the table above, which includes such Interest Expense. Interest Expense is directly related to trading in the leveraged MBS strategy, and may vary dramatically from year to year depending on such factors as the scope of the Fund's repurchase and reverse repurchase agreement activity, the overall size of the Fund, and fluctuations in the implied interest rates underlying those positions.

      (1) In connection with initial and additional investments, investors may be charged an up-front sales charge of up to 1% of the amounts transmitted in connection with their subscriptions in the discretion of their Placement Agent as set forth in the applicable Subscription Agreement delivered to the Transfer Agent. (At present, the Placement Agent voluntarily limits the maximum up-front sales charge to 0.50%. This limitation may, however, be discontinued at any time.) Any up-front sales charge deducted from a prospective investor's subscription amount will not be applied to the purchase of Shares by the investor and will not be part of the assets of the Fund. Up-front sales charges are not included in the presentation of per annum fees and expenses in the table entitled Annual Expenses above. See "Subscriptions for Shares--Up-front Sales Charges."

      (2) "The "Management Fee" shown in this table reflects an estimate of the gross annual management fees to be paid to the Adviser in respect of the Fund (whether borne directly by the Fund or indirectly at the level of that special-purpose subsidiary of the Fund described below under the heading "Investment Strategies/Portfolio Construction - Agency Securities and Mortgage Backed Securities - ABS, CMBS and RMBS").

      (3) "Other Operating Expenses" is shown before fees waived and expenses reimbursed by the Adviser. Included are: (1) the remaining portion of the offering costs to be amortized of $275,752, accounting for 19bps of Other Operating Expenses, (2) professional fees and expenses, mailing to shareholders and registration fees for 2006 (annualized given only 153 days of operation in 2006) and (3) Trustees fees and expenses at the same amount as 2006 since these expenses will remain the same in 2007. One-time organization costs of $109,315 were excluded. Taking into account waivers and reimbursements, actual Other Operating Expenses for the fiscal year ended December 31, 2006 would have been lower than as presented above. These waivers and reimbursements, however, are voluntary and may be reduced or discontinued at any time. Waived fees and expenses reimbursed may be "recaptured" by the Adviser, and so borne by the Fund, in future years. See "Management Fee."

      (4) "Investment Interest" represents expenses associated with specific investment strategies to be engaged in principally by the Fund's special-purpose subsidiary described below under the heading "Investment Strategies/Portfolio Construction - Agency Securities and Mortgage Backed Securities - ABS, CMBS and RMBS".

      (5) In accordance with SEC rules for the presentation of standardized registered fund expenses, "Total Annual Expenses" does not show the effect of certain investment-related expenses of the Fund, such as the commissions paid by the Fund on its securities transactions.

EXAMPLE:

      You would pay the following fees and expenses on a $1,000 investment in the Fund, assuming a 5% annual return (and reinvestment of all dividends and distributions at net asset value):

                     1 year                         3 years
                     ------                         -------
                     $22.14                         $47.84

      The Example is based on the estimated Total Expense ratio excluding the Investment Interest Expense before fee waivers and reimbursements. This also includes the maximum 1% up-front sales charge that may be assessed on an investment in the Fund. Including the Investment Interest Expense (and likewise before fee waivers and reimbursements, but including the above referenced 1% up-front sales charge), the fees and expenses would have been $42.57 for one year and $109.52 for three years. It should not be considered a representation of future expenses, as actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the Example. A greater rate of return than that used in the Example would increase certain fees and expenses paid by the Fund.

                              FINANCIAL HIGHLIGHTS

     Financial Highlights for the period of August 1, 2006 (commencement of operations) through December 31, 2006 are set out below.

The information in the tables below has been derived from the Fund's financial statements, which were audited by KPMG LLP, the Fund's independent registered public accounting firm. KPMG's most recent report is contained in the Trust's annual report dated as of December 31, 2006. A copy of the annual report may be obtained without charge by contacting the Fund at 731 Lexington Avenue, 28th Floor, New York, NY 10022, or by calling (866) 832-9160.


                                                             Five Months Ended
                                                                 12/31/2006

Per Share Data:

Net Asset Value, beginning of period:                        $        10.00
                                                             -------------------

Income from investment operations:
     Net investment income                                             0.17  ***
     Net realized and unrealized gain on investments                   0.04
                                                             -------------------
Total from investment operations                                       0.21
                                                             -------------------
Less distributions from net investment income                         (0.17)
                                                             -------------------
Net Asset Value, end of period:                                       10.04
                                                             ===================

Total Return (Actual)                                                  2.15%  **

Total Return (Tax Equivalent)                                          2.61% **1

Ratios/Supplemental Data:
Net assets, end of period (000's)                                  $143,862
Average net assets (000's)                                          $95,073    1

Portfolio turnover                                                   176.00%
Ratio of total expenses to average net assets                          3.99%   *

Ratio of investing expense (including interest on
resold repurchase obligations and reverse repurchase
agreements) to average net assets
                                                                       2.05%   *
Ratio of operating expenses to average net assets
     Before Expense Waivers                                            1.94%   *
     After Expense Waivers                                             0.18%   *
Ratio of net investment income to average net assets                   4.25%   *

*    Annualized.
** Total return for a period of less than a full year is not annualized. The annualized tax equivalent return was 6.38%.
*** Net investment income per share before interest on resold repurchase obligations and reverse repurchase agreements was $0.27.
1 Total Return (Tax Equivalent) and average net assets information shown in this table is unaudited.



The above ratios may vary for individual investors based on the timing of capital transactions during the period.

                                    THE TRUST

      The Citigroup Alternative Investments Tax Advantaged Short-Term Fund is a separate series of the Citigroup Alternative Investments Trust, which is a statutory trust organized under the laws of the State of Delaware. The Trust's principal office is located at 731 Lexington Avenue, 28th Floor, New York, NY 10022, and its telephone number is (866) 832-9160.

      Investment advisory services are provided to the Fund by the Adviser, Citigroup Alternative Investments LLC, a limited liability company organized under Delaware law and an indirect, wholly owned subsidiary of Citigroup, pursuant to the Investment Advisory Agreement. The Adviser also has retained Spectrum Asset Management to provide certain portfolio management services in respect of the Fund's investments in preferred securities.

      Under the Trust Agreement, the Trust may issue one or more separate Series of Shares. The Trust Agreement provides that each Series shall possess such relative rights and preferences as may be established by the Trust Agreement and the Board of Trustees, and, in accordance with Delaware law, that liabilities incurred with respect to a Series shall be enforceable only against the assets of such Series and not against the assets of any other Series or of the Trust generally. As of the date of this Prospectus, the Board of Trustees has established the Fund as the Trust's sole Series. This Prospectus refers solely to the offer and sale of shares of beneficial interest in the Trust relating to the Fund (the "Shares"). The Trust received a rating in respect of the Fund's Shares of "AAAf/S1" from S&P and intends to maintain such a rating or an equivalent rating from another Nationally Recognized Statistical Rating Organization.

                                 USE OF PROCEEDS

      The proceeds from the sale of Shares, excluding the amount of any up-front sales charges paid by investors and net of the Fund's and the Fund's share of the Trust's fees and expenses, are and will be invested by the Fund to pursue its investment program and objectives as soon as practicable, consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund.

                               INVESTMENT PROGRAM

Investment Objective

      The investment objective of the Fund is to seek to maximize income on a tax equivalent basis while managing risks to capital. In particular, the Fund seeks to realize a targeted annualized net return to investors in excess of one-month Libor plus 1.00% to 1.50%, on a tax equivalent basis (assuming a 35% federal income tax rate; for some investors a lower tax rate may be more appropriate). "Tax equivalence" for this purpose refers to the concept that net returns realized by an investor in the Fund should be considered before the effect of any federal income taxes to be paid on the investment so that it may be consistently compared to other taxable investments with similar risk profiles.

      The target returns express the Adviser's view as to the percentage return the Fund may be expected to experience over an investment cycle based on the Fund's investment strategies, characteristics and certain defined assumptions. The Fund's return targets are neither guarantees nor predictions or projections of future performance. A broad range of risk factors could cause the Fund to underperform its performance objectives and experience unanticipated risks. For a description of risk factors that could adversely affect returns, see "Risk Factors" below. Other investment risks could also cause the Fund to underperform its performance objectives.

Investment Strategies / Portfolio Construction

      Under normal circumstances, the Adviser expects to seek to achieve the Fund's investment objective by investing the Fund's assets in an actively managed investment portfolio according to the following distribution:

                 Eligible Assets                     Expected Share of Portfolio
                 ---------------                     ---------------------------

     I.  Instruments that Primarily Generate                50% - 100%
         Tax-Exempt Income

     II. Other Assets                                        0% - 50%

         A.  Treasuries, Agencies and Mortgage
             Backed Securities (ABS, CMBS and RMBS)          0% - 50%

         B.  Preferred Securities and Corporate Credit       0% - 25%

         C.  Private Investment Funds that Invest in,
             and Structured Securities that are backed       0% - 30%
             by, any Combination of the Eligible Assets


      The decision to vary allocation of the Fund's assets within the above ranges (which are considered non-fundamental investment restrictions, meaning those that may be varied upon notice to Shareholders) is in the discretion of the Adviser and will reflect the Adviser's judgments as to various factors, which may include: changing supply and demand relationships in the markets in which the Fund invests; interest rate and credit market developments; the opinions of the Sub-Adviser relating to preferred securities; issuer-specific events; governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies; and national and international political and economic developments. No limitations on the amount of derivatives or foreign securities in which the Fund may invest have been established at this time (except, in the case of certain derivatives, the limits imposed by relevant asset segregation requirements, which are described separately in this Prospectus).

      Instruments that Primarily Generate Tax-Exempt Income:

      Under normal circumstances, the Adviser will invest at least 50% of the assets of the Fund in municipal securities that are expected to pay interest or income that is exempt from regular federal income tax. Most of this allocation will consist of short-term municipal securities. The major types of short-term municipal securities include:

      o Municipal Obligations. The Fund invests in debt obligations issued by states, cities and local authorities in order to obtain funds for various public purposes, including the construction of such public facilities as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which these securities may be issued include the refinancing of outstanding obligations, the obtaining of funds for general operating expenses and for loans to other public institutions and facilities. In addition, the Fund may invest in certain industrial development bonds and pollution control bonds.

            Two principal classifications of these securities are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. Industrial development and pollution control bonds are in most cases revenue bonds and do not generally constitute the pledge of the credit or taxing power of the issuer of such bonds.

            Municipal obligations can be further classified between bonds and notes. Bonds are issued to raise longer-term capital but, when purchased by the Fund, will often have 397 days or less remaining until maturity or will have a variable or floating rate of interest. These issues may be either general obligation bonds or revenue bonds.

            Notes are short-term instruments with a maturity of two years or less. Most notes are general obligations of the issuer and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Payment of these notes is primarily dependent upon the issuer's receipt of the anticipated revenues.

            Municipal obligations also include very short-term unsecured, negotiable promissory notes, issued by states, municipalities, and their agencies, which are known as "tax-exempt commercial paper" or "municipal paper." Payment of principal and interest on issues of municipal paper may be made from various sources, to the extent that funds are available therefrom. There is a limited secondary market for issues of municipal paper.

            The yields on municipal obligations are dependent on a variety of factors, including the condition of the general money market and the municipal obligation market, the size of a particular offering, the maturity of the obligation and the rating of the issue. Consequently, municipal obligations with the same maturity, coupon and rating may have different yields while obligations of the same maturity and coupon with different ratings may have the same yield. The market value of outstanding municipal obligations will vary with changes in prevailing interest rate levels and as a result of changing evaluations of the ability of their issuers to meet interest and principal payments.

            Obligations of issuers of debt securities are subject to the provisions of bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors. In addition, the obligations of such issuers may become subject to laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of such obligations or upon municipalities to levy taxes. There is also the possibility that, as a result of legislation or other conditions, the power or ability of any issuer to pay, when due, the principal of and interest on its debt securities may be materially affected.

      o Variable and Floating Rate Instruments. Certain money market instruments may carry variable or floating rates of interest. Such instruments bear interest at rates which are not fixed, but which vary with changes in specified market rates or indices, such as a bank prime rate or tax-exempt money market index. Variable rate notes are adjusted to current interest rate levels at certain specified times, such as every 30 days, as set forth in the instrument. A floating rate note adjusts automatically whenever there is a change in its base interest rate adjustor, e.g., a change in the prime lending rate or specified interest rate indices.
            Typically such instruments carry demand features permitting the holder to recover the full principal amount thereof upon specified notice.

            One form of variable or floating rate instrument consists of an underlying fixed rate municipal bond that is subject to a third party demand feature or "tender option." The holder of the bond would pay a "tender fee" to the third party tender option provider, the amount of which would be periodically adjusted so that the bond/tender option combination would reasonably be expected to have a market value that approximates the par value of the bond. The bond/tender option combination would therefore be functionally equivalent to ordinary variable or floating rate obligations as described above, and the Fund may purchase such obligation subject to certain conditions specified by the Securities and Exchange Commission.

            The Fund's right to obtain payment at par on a demand instrument upon demand could be adversely affected by events occurring between the date the Fund elects to tender the instrument and the date proceeds are due. The Adviser will monitor on an ongoing basis the pricing, quality and liquidity of such instruments and will similarly monitor the ability of an obligor under the demand arrangement, including demand obligors as to instruments supported by bank letters of credit or guarantees, to pay principal and interest on demand. Although the ultimate maturity of such variable rate obligations may exceed one year, the Fund will treat the maturity of each variable rate demand obligation ("VRDO's"), for purposes of computing its average portfolio maturity, as the longer of (i) the notice period required before the Fund is entitled to payment of the principal amount through demand, or (ii) the period remaining until the next interest rate adjustment.

      Rates paid to the holders of the VRDO's and synthetic floating rate securities (as discussed below under "Tender Option Bond Programs") in which the Fund expects to invest are based on the Bond Market Association ("BMA") index, plus or minus a differential known as the spread. This BMA index is the benchmark weekly municipal index. All such securities will have, at the time of purchase, a long-term rating of at least "AA" (a large majority will be "AAA" rated) and the highest short-term ratings. The Fund will purchase all such securities directly from major municipal dealers. At present, requirements of the 1940 Act prevent the Fund from purchasing securities on a principal basis from Citigroup affiliates.

      Agency Securities and Mortgage Backed Securities - ABS, CMBS, and RMBS Securities

      Under normal circumstances, the Adviser will invest up to 50% of the Fund's assets in agency mortgage backed securities (MBS) and agency adjustable rate mortgages (ARM); non-agency MBS, non-agency ARM, collateralized mortgage backed securities (CMO), commercial mortgage backed securities (CMBS), and asset backed securities (ABS). "Agency securities" refers for this purpose to debt securities guaranteed as to timely payment of principal and interest by agency entities, including but not limited to: Government National Mortgage Association (GNMA, known as Ginnie Mae), Federal National Mortgage Association (FNMA, known as Fannie Mae), and Federal Home Loan Mortgage Corporation (FHLMC, known as Freddie Mac). As a government-owned entity, GNMA's guarantees are backed explicitly by the full faith and credit of the U.S. government. FNMA and FHLMC are "government-sponsored" entities that, although not backed by the full faith and credit of the U.S. government, may borrow directly from the U.S. Treasury.

      The Adviser believes that U.S. MBS markets have inherent inefficiencies that can be exploited through a combination of quantitative techniques and fundamental investment analysis. The Adviser uses bottom-up security analysis to seek to identify investment opportunities and isolate rate, yield curve, prepayment and volatility risks. In doing so, the Adviser will focus on the relative value of mortgage assets arising from such conditions as negative investor psychology, supply-demand imbalances, the complexity of MBS valuations and the tendency of many investors to avoid securities that are difficult to analyze. MBS that will be considered for investment include agency mortgage pass-through securities, agency collateralized mortgage obligations, mortgage derivatives and a variety of interest rate hedging instruments (swaps, forwards, swaptions, caps, etc.). The Adviser believes the complexity of these securities, some of which are described in greater detail under the heading "Types of Investments and Related Risks" below, creates occasional price inefficiencies that the Adviser will seek to exploit through security selection and hedging strategies.

      As noted elsewhere in this Prospectus, the Fund may invest in private investment funds and/or structured securities designed to provide exposure to the types of investment permissible by the Fund. In this regard, while the Fund may elect to invest in eligible assets directly, the Fund expects to do so in part or in full through an investment in a special-purpose, wholly-owned and controlled Cayman Island subsidiary (the "MBS Subsidiary"), which itself will invest in MBS or other securities as an instrumentality and on behalf of the Fund. Accordingly, for the sake of convenience, references throughout this Prospectus to the Fund's investments and to certain investment techniques also may include investments of the MBS Subsidiary. For more information about the operation and management of the MBS Subsidiary, please refer to the sections headed "Types of Investments and Related Risks - Investment Related Risk - Investment in Wholly-Owned Subsidiary," "Expenses," "Management Fee," "Net Asset Valuation" and "Tax Aspects - Wholly-Owned Subsidiary."

      All such securities will be highly rated (meaning investment grade). The Fund will purchase MBS directly from major dealers. At present, requirements of the 1940 Act prevent the Fund from purchasing securities on a principal basis from Citigroup affiliates (or affiliates of any sub-adviser retained by the Adviser).

      Preferred Securities and Corporate Credit

      Under normal circumstances, the Adviser (or the Sub-Adviser as the case may be) will invest up to 25% of the Fund's assets in preferred securities and corporate debt securities (referred to in this discussion as "corporate credit").

      Preferred securities are subordinated to debt but senior to the equity in corporate capital structures. The preferred market typically contains the highest yielding investment grade issues in the U.S. capital markets. The Adviser believes that preferred securities historically have provided attractive yields relative to debt and a reasonable level of liquidity. The Adviser also believes that the significant presence of retail investors in the preferred market creates inefficiencies and trading opportunities for more experienced investors.

      Investments in preferred securities on behalf of the Fund will seek to create value by focusing on fundamental credit analysis, portfolio construction, and trading opportunities due to the concentration of retail investors in the market. Buy and sell determinations will be based on the Adviser's (or Sub-Adviser's) fundamental and technical research. The security selection process will employ top-down and bottom-up analysis. The primary focus will be on credit quality (on average Baa/BBB and above, at the time of purchase) and the perceived relative value of the preferred security compared to other securities in the market. Emphasis will also be placed on industries viewed by the Adviser or Sub-Adviser as having positive and/or improving outlooks. Interest rate exposure relating to the Fund's preferred securities portfolio may be hedged in part, when deemed appropriate by the Adviser. (Various hedging strategies are described in greater detail under the heading "Types of Investments and Related Risks" below.)

      Investments in preferred securities will reflect detailed analyses of credit quality and relative value. As part of this relative value analysis, the Adviser or Sub-Adviser often will seek to purchase subordinated securities of highly rated companies for which the Adviser or Sub-Adviser believes investors are compensated for their subordinate position in the company's capital structure, as opposed to owning more senior debt of weaker companies.

      Although the Fund is a "non-diversified" investment company for purposes of the 1940 Act, the Adviser or Sub-Adviser will seek to construct a portfolio of preferred securities issued by a varied group of investment grade companies (i.e., companies in different industries and different geographic regions).

      While dividends on preferred securities are not tax-exempt, the Adviser or Sub-Adviser will seek to opportunistically invest in preferred securities that the Fund believes at the time of investment are eligible to pay dividends that qualify for certain favorable federal income tax treatment when received by Shareholders of the Fund, and whose prices do not, in such party's judgment, fully reflect the current tax advantage. This treatment consists of either characterization as "qualified dividend income" to individuals and subject to federal taxation at the rates applicable to long-term capital gains, which for individuals currently reach a maximum of 15%, or eligibility for the "dividends received deduction," which is available to corporate shareholders and which is generally 70% of the amount of dividends received by them. Investors who meet holding period and other requirements may be eligible to receive the benefit of this favorable tax treatment.

Corporate credit investments on behalf of the Fund will be limited to investment grade corporate debt securities. Investment grade corporate debt securities are those with a long-term rating of at least "Baa/BBB" and the highest short-term ratings, or, if unrated, determined by the Adviser or Sub-Adviser to be of comparable credit quality. Such debt obligations include, among others, bonds, notes, debentures and VRDOs. In choosing corporate debt securities on behalf of the Fund, the Adviser may consider; (i) general economic and financial conditions, (ii) the specific issuer's business and management, cash flow, earnings, coverage of interest and dividends, ability to operate under adverse economic conditions, fair market value of assets, and in the case of non-U.S. issuers, unique political, economic or social conditions applicable to such issuer's country, and (iii) other considerations deemed appropriate.

      Private Investment Funds and Structured Securities

      The Fund may invest up to 30% of its assets in private investment funds that invest in, and structured securities that are backed by or whose value is calculated by reference to, any combination of the aforementioned securities. Private investment funds may also invest in Tender Option Bond Programs, as described below.

      Private investment funds are not registered under the Investment Company Act and are therefore not subject to the extensive regulatory requirements it imposes. Although the Fund will endeavor to obtain such information from any such fund, private investment funds typically do not disclose the content of their portfolios, which may make it difficult for the Fund to independently verify the value of an investment in a private investment fund. In addition, the Fund typically will not be able to withdraw an investment in a private investment fund except at certain designated times, presenting the risk that the Fund would not be able to withdraw from a private investment fund as soon as desired, especially during times of volatility in markets in which such a private investment fund invests. Some or all of these private investment funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks (i.e., through credit facilities, lines of credit, or other margin or borrowing arrangements) for investment purposes. Use of leverage in this manner involves certain risks. In addition, use of leverage in this manner, when at the level of the private fund's investment program, will not be considered in calculating limits on leverage applied to the Fund's investments generally. Similarly, structured securities purchased by the Fund will be non-recourse but may contain embedded leverage, which will not be considered in calculating limits on leverage applied to the Fund's investments generally.

      Investment managers to private investment funds, in addition to receiving fees from the private investment funds based on a percentage of fund assets, may be compensated on an "incentive" or "performance" basis. By investing in the Fund, an investor bears a proportionate part of the asset-based fees paid by the Fund to the adviser and other expenses of the private fund, and also indirectly bears a portion of the asset-based fees, performance compensation and other expenses borne by the Fund as an investor in the private investment funds. The receipt of performance compensation by the investment manager to a private investment fund may create an incentive for that manager to make investments that are riskier than those that might have been made in the absence of such incentive. Performance compensation may be paid to the investment manager of a private investment fund in respect of the Fund's investment in that fund even during periods when other investments of the Fund are realizing losses. In addition, because performance compensation will generally be calculated on a basis that includes unrealized appreciation of a private investment fund's assets, such compensation may be greater than if it were based solely on realized gains.

      Structured securities are heterogeneous in nature because each such security is designed to meet the particular specifications of a relatively limited number of investors (and may sometimes be designed to satisfy the specifications of even a single investor). Structured securities may come at a cost that exceeds the cost of purchasing the underlying securities directly. Investment in structured securities involves certain risks. In addition to the credit risk of the security's issuer and the normal risks of price changes in response to market events, changes in interest rates and the like, the redemption amount due from the issuer may decrease as a result of changes in the price of the underlying instrument. Further, in the case of certain structured securities, the coupon and/or dividend may be reduced to zero, and any further declines in the value of the underlying instrument may then reduce the redemption amount payable on maturity. Finally, structured securities may be more volatile than the price of the underlying instrument.

      Tender Option Bond Programs

      Tender Option Bond or TOB Programs have been widely utilized since the early 1990's. In a typical tender option bond program, fixed-rate municipal bonds with maturities ranging from approximately five to 30 years (the "Underlying Municipal Bonds") identified by a Dealer (the "TOB Dealer") are deposited in a special purpose vehicle, usually a trust (the "TOB Issuer"). The TOB Issuer will issue two classes of securities: (i) floating rate securities, with an aggregate face value approximately equal to the market value of the Underlying Municipal Bonds (the "Floating Rate Certificates"), entitling the holders to a variable interest rate based on prevailing short-term tax-exempt rates, and (ii) a residual certificate ("Residual Certificate"), which establishes an economically leveraged position in the Underlying Municipal
Bonds. The Floating Rate Certificates (in which the Fund may invest a substantial portion of its assets) generally are sold for an amount approximately equal to their face amount, while the Residual Certificates (in which the Fund expects to invest to only a limited extent) generally are sold for a nominal amount.

      The holders of the Floating Rate Certificates typically receive distributions of tax-exempt interest at a short-term tax-exempt floating rate (the "Floating Rate") and approximately 10% of the appreciation, if any, realized upon the sale or redemption of the Underlying Municipal Bonds. The Floating Rate initially is set below the fixed rate payable on the Underlying Municipal Bonds and is reset periodically, based on changes in short-term interest rates. The Floating Rate may be reset on a daily, weekly, monthly or other specified basis. The Residual Certificate holder receives the remaining interest on the Underlying Municipal Bonds (net of the TOB Issuer's expenses) and approximately 90% of any recognized gain in the value of the Underlying Municipal Bonds. Residual Certificates are sometimes known in the marketplace as "inverse floaters" because their yield will move inversely to short term interest rates.

      Under most circumstances, the holders of the Floating Rate Certificates have the right to tender their certificates for repurchase at a price equal to 100% of the face amount of the Floating Rate Certificates, plus accrued interest, on any date on which the Floating Rate is reset. Banks or other liquidity providers (the "Liquidity Providers") enter into a liquidity facility to provide funds for payment of both principal and interest on the Floating

Rate Certificates under certain circumstances, including the exercise by a holder of the Floating Rate Certificate of its tender option and certain events requiring termination of the TOB Issuer. The TOB Dealer typically enters into a reimbursement agreement (the "Reimbursement Agreement") with the Liquidity Providers for all amounts paid to the holders of the Floating Rate Certificates. The Residual Certificate holder typically agrees to reimburse the TOB Dealer (or, in some cases, the Liquidity Providers directly) for payments under the Reimbursement Agreement.

      The Fund intends to directly invest in Floating Rate Certificates. Additionally, through direct investments or through its investments in private investment funds, the Fund may attain exposure to Residual Certificates, or inverse floaters. The private investment funds that invest in Residual Certificates typically enter into hedge agreements to offset the risk under the Reimbursement Agreement. The Fund may also enter into hedge agreements to further mitigate risk.

      The Fund may invest, from time to time, in derivatives or structured securities that are designed to provide exposure to combinations of the above instruments, including inverse floaters and hedge agreements. These structured securities would allow the Fund to access an economically leveraged position in Underlying Municipal Bonds on a non-recourse basis.

      Synthetic Floating Rate Securities. One specific form of TOB Program in which the Fund plans to invest are known as synthetic floating rate securities, which are privately placed securities that represent a beneficial interest in long-term municipal bonds deposited under a trust agreement. Under the agreement, interest income from the bonds in the trust is split between the floating rate holder and the holder of the residual interest. The bondholder can put back the bonds anytime at par to settle five business days forward. The demand feature is part of the documentation supported by a conditional liquidity facility (subject to certain tender option termination events). Interest usually is paid semi-annually.

      Ratings

      Certain of the Fund's Investment Strategies include references to securities' ratings. These ratings are to be provided by one or more nationally recognized statistical rating organizations. See "Appendix B--Description of Ratings."

Investment Selection

      The Adviser (or any sub-adviser, as the case may be) is responsible for the active, ongoing allocation of assets of the Fund to various securities, subject to policies adopted by the Board of Trustees, and, in doing so, selects opportunistically from a wide range of securities in order to create a broad-based portfolio of such securities. A wide range of resources is used to identify attractive securities and promising investment strategies. These resources include, but are not limited to, the experience of the Adviser's or Sub-Adviser's personnel and their contacts with issuers of securities of the type in which the Fund may invest, dealers, sponsors and guarantors of those issuers and their securities, academics, conferences and seminars, contacts with investors in other funds managed by the Adviser (or Sub-Adviser or its or their affiliates), academic journals and database research and ideas generated from within the Adviser or Sub-Adviser.

                     TYPES OF INVESTMENTS AND RELATED RISKS

      An investment in the Shares involves risks, and there can be no assurance that the Fund will achieve its objective or that the Fund and its Shareholders will not incur losses. Discussed below are certain of the investments the Fund is expected to make and the principal risks that the Adviser believes are associated with those investments. These risks will, in turn, have an effect on the Fund. In considering an investment in the Fund, prospective investors should consult their independent legal, tax, financial and other advisers, and should be aware of the risks described below.

      References to the Adviser throughout this investment and risk discussion should be understood as references to the Adviser or Sub-Adviser as the context may require.

      General

      Risk of Loss. All securities investments risk the loss of capital. The Adviser will seek to mitigate this risk through investment restrictions and careful investment selection, but an investment in the Fund is nevertheless subject to loss, including possible loss of some or all of the amount invested. An investment in the Fund should only be made by investors who have sufficient capital to sustain the loss of some or all of their investment in the Fund. No guarantee or representation is made that the Fund's investments will be successful, and investment results may vary substantially over time. Past results in managing portfolios of investments are not necessarily indicative of future performance.

      Investment Related Risk

      Market Effects. Investments of the kind acquired by the Fund may be affected by, among other things: changing supply and demand relationships; interest rate and credit market developments; issuer-specific events; governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies; and national and international political and economic developments. The effect of such factors on the prices of financial assets in general, or a particular asset, is difficult to predict. The Fund competes with other similar investors in locating suitable securities for investment.

      Illiquidity of Underlying Investments. Certain positions taken on behalf of the Fund may be illiquid. Lack of liquidity increases risk and may make it impossible to close out positions against which the market is moving, as well as cause delays in the payment of sales proceeds to the Fund. Lack of liquidity can make it economically unfeasible for the Fund to recognize profits or limit losses on open positions. Although the Adviser typically has reasonable prior notice of pending repurchases of Shares by the Trust, it is possible that the Fund will sell securities to satisfy repurchase requests, and lack of liquidity may negatively affect the prices received by the Fund when selling those securities.

      The Fund may from time to time invest in restricted, as well as thinly traded, securities (including privately placed securities, which are subject to resale restrictions). Restricted securities are securities that may not be sold to the public without an effective registration statement under the federal securities law or that may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. There may be no trading market for these securities, and the Fund might only be able to liquidate these positions, if at all, at disadvantageous prices. As a result, the Fund may be required to hold such securities despite adverse price movements. In addition, if the Fund makes a short sale of an illiquid security, it may have difficulty in covering the short sale, resulting in a potentially unlimited loss on that position.

      Certain securities that may be traded by the Fund are not listed on any recognized securities exchange or automated quotation system and no regular market has developed for such interests. This illiquidity may restrict the ability of the Fund to dispose of such in a timely fashion and at current market price. As discussed above, the Fund typically will not be able to withdraw an investment in a private investment fund except at certain designated times, presenting the risk that the Fund would not be able to withdraw from a private investment fund as soon as desired, especially during times of volatility in markets in which such a private investment fund invests. The Fund bears the risk of any potential decline in a private investment fund's net asset value from the date the Fund's notice of intent to redeem is given until the actual redemption date.

      The Fund will value the illiquid securities in its portfolio according to procedures approved by the Board of Trustees. These valuations are part of the calculation of the Fund's net assets.

      Certain Risks Associated with Investing in Debt Securities. The debt securities in which the Fund invests may be subject to price volatility due to various factors including, but not limited to, changes in interest rates, market perception of the creditworthiness of the issuer and general market liquidity. In addition to the sensitivity of debt securities to overall interest-rate movements, debt securities involve credit risk based on the issuer's ability to make principal and interest payments on the debt it issues. The Fund's investments in debt securities may experience substantial losses due to adverse changes in interest rates and the market's perception of issuers' creditworthiness.

      Certain Risks Associated with Investing in Mortgage, Commercial Mortgage and Asset Backed Securities. Prices of mortgage, commercial mortgage and asset backed securities and their derivatives can be highly volatile.

Price movements for such securities are influenced by, among other things, changing supply and demand relationships; government, trade, fiscal and economic events; and changes in interest rates. Mortgage-related securities ("MRS"), CMBS and ABS are generally traded among broker-dealers and other institutional investors in over-the-counter markets. Such traders are generally not obligated to continue to make markets and may discontinue making markets or make investments only at wide spreads at any time. As described above under the heading "Illiquidity of Underlying Investments," the Fund's portfolio may include securities that are not actively and widely traded or that are not registered under U.S. federal and state securities laws and are therefore subject to restrictions on resale. There is no assurance that a liquid secondary market will exist for mortgage backed securities and related derivatives purchased or sold, and the Fund may be required to maintain a position until exercise or expiration, which could result in losses.

      The markets in collateralized mortgage obligations ("CMOs") were developed specifically to reallocate the various risks inherent in MRS and CMBS across various bond classes ("tranches"). For example, CMO "companion" classes typically experience much greater average life variability than other CMO classes or MRS pass-throughs. Interest-only and principal-only pass-through securities experience greater yield variability relative to changes in prepayments. "Inverse floaters" (whose interest payments tend to increase as prevailing market rates decrease, and vice versa) experience greater variability of returns relative to changes in interest rates. When the Fund invests in these or other "derivative" securities, the prepayment risks, interest rate risks and hedging risks associated with such securities will be substantially magnified.

      Investments in subordinated MRS, CMBS and ABS involve greater credit risk of default than the senior classes of the issue. Default risks may be further pronounced in the case of MRS, CMBS and ABS secured by, or evidencing an interest in, a relatively small or less diverse pool of underlying mortgage loans.

      Investment in Wholly-Owned Subsidiary. The Fund may invest up to 25% of its total assets in shares of its special-purpose, wholly-owned MBS Subsidiary. The MBS Subsidiary will not be separately registered under the 1940 Act in reliance on one or more exemptions from those registration requirements and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of that Act.

      However, the Fund wholly owns and controls the MBS Subsidiary, and both are managed by the same investment adviser, making it unlikely that the MBS Subsidiary will take action contrary to the interests of the Fund or its Shareholders. In addition, the MBS Subsidiary has been structured, and will operate, in a manner designed to provide for substantial replication of many of the 1940 Act's investor protection requirements. The MBS Subsidiary's assets are custodied with the same custodian as the Fund and under a substantially similar custody agreement. The MBS Subsidiary also will be managed pursuant to investment and compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund and are overseen by the same chief compliance officer. Moreover, for many purposes, these policies and procedures consolidate the investment activity of each of the portfolios (i.e., those of the Fund and of the MBS Subsidiary). For example, requirements relating to asset coverage, diversification and concentration, and liquidity each are complied with on a consolidated basis.

      Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by the Fund to a bank or securities dealer and the Fund's simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase transactions are a form of leverage that may increase the volatility of the Fund's investment portfolio. Regulatory interpretations of the limitations on indebtedness applied by the 1940 Act may require the Fund to segregate cash or certain liquid securities when entering into reverse repurchase agreements.

      Residual Certificate Risk. As a holder of Residual Certificates under Tender Option Bond Programs, the Fund could incur significant costs in respect of any event requiring the redemption of the related Floating Rate Certificates. Such costs could arise, for example, in connection with the obligation of the Fund to reimburse a TOB Dealer for payments made by the TOB Dealer to a Liquidity Provider under a liquidity facility that entitles the holders of Floating Rate Certificates to tender the certificates for repurchase at 100% of their face amount plus accrued interest. The TOB Dealer will attempt to obtain the funds required to redeem the tendered Floating Rate

Certificates by remarketing the Floating Rate Certificates to other customers; however, if the remarketing is unsuccessful (meaning that the price at which the dealer can sell the Floating Rate Certificates is unattractive or uneconomical), the Underlying Municipal Bonds will need to be sold. If the proceeds of the sale of the Underlying Municipal Bonds are less than the amount required to redeem the Floating Rate Certificates, the Fund will be obligated to pay the TOB Dealer the amount of that shortfall. Holders of Residual Certificates typically enter into hedge agreements to offset the risk under the Reimbursement Agreement. Nonetheless, to the extent these obligations are not effectively hedged by the relevant hedge agreements, they would result in losses to the Fund. In addition, in order to meet their obligations under the Reimbursement Agreements, the Fund may have to liquidate investments at a loss. The potential liabilities associated with Residual Certificates described in this and the following paragraph may require the Fund, under regulatory interpretations of the limitations on indebtedness applied by the 1940 Act, to segregate cash or certain liquid securities when holding such Residual Certificates. As an alternative, the Fund may invest in Residual Certificates that have been structured as non-recourse in respect of these potential liabilities.

      The Fund will be subject to certain collateral requirements and asset tests related to the obligations under the Reimbursement Agreements, the hedge agreements and certain related synthetic instruments. Failure by the Fund to meet these collateral requirements or asset tests may constitute a default under the related agreements and could result in substantial payments or losses by the Fund, depending on market conditions at the time of default. These collateral requirements and asset tests will also limit the assets from which the Fund can make distributions.

      In addition, some of the Residual Certificates are callable by the TOB Issuer upon the occurrence of certain events. These events typically include bankruptcy of the TOB Issuer, non-payment of any of the Underlying Municipal Bonds, a downgrading of the rating of the Underlying Municipal Bonds to below investment grade, and a change in the tax treatment of the Underlying Municipal Bonds. If any Residual Certificates are redeemed, the redemption price may be less than the original cost of the redeemed Residual Certificates. Also, upon redemption of a Residual Certificate in which the Fund has an interest, the Fund may be unable to invest in other Residual Certificates within a reasonable period of time.

      Pre-Payment and Reinvestment Risk. Prepayments can adversely affect a variety of instruments in which the Fund may invest. The frequency at which prepayments (including voluntary prepayments by the obligors and liquidations due to default and foreclosures) occur on loans underlying MRS, CMBS and ABS will be affected by a variety of factors including the prevailing level of interest rates as well as economic, demographic, tax, social, legal and other factors. Generally, mortgage obligors tend to prepay their mortgages when prevailing mortgage rates fall below the interest rates on their mortgage loans. Certain of the factors that affect the rate of prepayments on MRS and CMBS also affect the rate of prepayments on ABS. However, during any particular period, the predominant factors affecting prepayment rates on MRS, CMBS and ABS may be different.

      In general, "premium" securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments, and "discount" securities (securities whose principal or par amounts exceed their market values) are adversely affected by slower than anticipated prepayments. Since many MRS and CMBS will be discount securities when interest rates are high, and will be premium securities when interest rates are low, these MRS and CMBS may be adversely affected by changes in prepayments in any interest rate environment.

      The adverse effects of prepayments may impact the Fund in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Adviser may have constructed for these investments, resulting in a loss to the Fund. In particular, prepayments (at par) may limit the potential upside of many MRS and CMBS to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss.

      Index Risk. The Fund may invest in structured notes, variable rate MRS, CMBS and ABS, including adjustable-rate mortgage securities, which are backed by mortgages with variable rates, and certain classes of CMO derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market's perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and that also interact in a complex fashion with prepayment risks.

      "Basis" and Hedging Risks. The Fund is subject not only to the risk of significant changes in the absolute level of interest rates, but also to the "basis" risk of fluctuations in the spread between the price of MRS, CMBS, ABS, or corporate or municipal securities and comparable U.S. Treasury securities. MRS, CMBS, ABS and municipal securities exhibit a characteristic referred to as "negative convexity." "Convexity" is a measure of the rate at which the duration of a security changes with changes in interest rates (the longer the duration of a security, the more it falls in value as interest rates rise and vice versa). Because the duration of MRS, CMBS and ABS is affected by the likelihood of the underlying assets being prepaid (whereas Treasury securities are not, in general, prepayable), mortgage backed securities fall in value faster than the comparable Treasury when rates rise (because the likelihood of prepayments is diminished and the duration of the security increases). Conversely, MRS, CMBS and ABS increase in value less quickly than do the comparable Treasury securities when interest rates fall (because the decrease in rates increases the likelihood of prepayment). This "negative convexity" creates a significant risk that the Fund's attempt to capture the spread between MRS and Treasury securities will fail due to losses of principal incurred when spreads widen. Basis risk may also occur because of trades that arbitrage the spread between similar securities, such as MBS and different agencies or MRS and LIBOR swaps.

      To hedge the Fund's exposure to declines in the value of assets as a result of increasing interest rates, the Fund may enter into hedge agreements. Developing an effective interest rate risk management strategy is complex, and no management strategy can completely insulate the Fund against (nor will the Adviser attempt to completely eliminate) all potential risks associated with its economically leveraged investment in fixed income assets. For example, the Fund will be exposed to basis or spread risk, in that the price performance of the investment and the hedge agreements may not exactly offset one another. In addition, the Fund may incur significant costs if it is required to terminate a hedge agreement before its stated expiration date. In addition, the hedge agreements will involve transaction costs, which will reduce the Fund's income and net asset value.

      The Fund's hedging policies give substantial discretion to the Adviser in determining the type of hedge agreements to be executed by the Fund, as well as the notional amount and other terms of those agreements. The decisions made in implementing the Fund's hedging policies may affect significantly the Fund's income and net assets value, and ineffective hedging could lead to material losses to investors. No assurance can be given that the Adviser will be able to implement the Fund's hedging policies effectively.

      Sensitivity to Interest Rate Changes for Unhedged Investments. When interest rates decline, the value of a portfolio invested in unhedged fixed-rate obligations can generally be expected to rise. Conversely, when interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. It is possible that changes in prevailing interest rates will cause fluctuation in the Fund's net asset value. Although the Adviser will attempt to limit portfolio duration, there can be no assurance that such investment strategy will be effective.

      Derivatives. Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by the Fund can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular derivative and the portfolio of the Fund as a whole. Derivatives permit the Adviser to increase or decrease the level of risk of the Fund's investment portfolio, or change the character of the risk to which that investment portfolio is exposed, in much the same way as the Adviser can increase or decrease the level of risk, or change the character of the risk, of the Fund's investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential effect on performance of the Fund.

      Derivative instruments that may be used by the Adviser on behalf of the Fund, for hedging and for other purposes, include, without limitation, municipal and mortgage derivatives, warrants, options, swaps, notional principal contracts, forward contracts, futures contracts and options thereon. The use of derivative instruments involves a variety of material risks, including that associated with the leverage often embedded in such instruments and the possibility of counterparty non-performance as well as of material and prolonged deviations between the actual and the theoretical value of a derivative (i.e., due to nonconformance to anticipated or historical correlation patterns). In addition, the markets for certain derivatives are frequently characterized by limited liquidity, which can make it difficult as well as costly to the Fund to close out positions in order either to realize gains or to limit losses. Regulatory interpretations of the limitations on indebtedness applied by the 1940 Act may require the Fund to segregate cash or permissible liquid securities when maintaining certain derivative positions.

      The Fund's use of derivatives and other techniques (such as short sales) for hedging purposes involves certain additional risks, including: (i) imperfect correlation between movements in the asset on which the derivative is based and movements in the asset being hedged; and (ii) possible impediments to effective portfolio management or the ability to meet short-term obligations because of the percentage of the Fund's assets segregated to secure its obligations under derivatives contracts. By hedging a particular position, the Fund limits the potential gain from an increase in value of the position, but may not achieve a commensurate benefit in risk control.

      Options and Futures. The Fund may utilize options and futures contracts and so-called "synthetic" options or other derivatives written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. Over-the-counter options also may include options on baskets of specific securities.

      The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing the investment objectives of the Fund. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of such an option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated assets.

      The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

      Engaging in transactions in futures contracts involves risk of loss to the Fund that could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to the Adviser's ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

      Futures and related options transactions by the Fund must constitute permissible transactions pursuant to regulations promulgated by the CFTC. The Adviser is relying on CFTC Rule 4.5 with respect to its operation of the investment program of the Fund and, accordingly, is not subject to registration or regulation as a commodity pool operator with respect to its operation of such investment programs. Regulatory interpretations of the limitations on indebtedness applied by the 1940 Act may require the Fund to segregate cash or permissible liquid securities when maintaining certain options and futures positions.

      Warrants and Rights. Warrants are derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. Warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

      Swap Agreements. The Fund may enter into interest rate, index and similar swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if the Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index.

      Most swap agreements entered into by the Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of payments that the Fund is contractually obligated to make. If the other party to a swap defaults, the Fund's risk of loss consists of the net amount of payments that the Fund is contractually entitled to receive.

Regulatory interpretations of the limits on indebtedness applied by the 1940 Act may require the Fund to segregate cash or permissible liquid securities when maintaining certain swap positions.

      The Fund may purchase and sell credit default swaps, both for hedging and other purposes. The typical credit default swap contract requires the seller to pay to the buyer, in the event that a particular reference entity experiences specified credit events, the difference between the notional amount of the contract and the value of a portfolio of securities issued by the reference entity that the buyer delivers to the seller. In return, the buyer agrees to make periodic payments equal to a fixed percentage of the notional amount of the contract. The Fund may also purchase or sell credit default swaps on a basket of reference entities as part of a synthetic collateralized debt obligation transaction.

      As a buyer of credit default swaps, the Fund is subject to certain risks in addition to those described under "Derivatives," above. In circumstances in which the Fund does not own the debt securities that are deliverable under a credit default swap, the Fund is exposed to the risk that deliverable securities will not be available in the market, or will be available only at unfavorable prices, as would be the case in a so-called "short squeeze." In certain instances of issuer defaults or restructurings, it has been unclear under the standard industry documentation for credit default swaps whether or not a "credit event" triggering the seller's payment obligation had occurred. In either of these cases, the Fund would not be able to realize the full value of the credit default swap upon a default by the reference entity.

      As a seller of credit default swaps, the Fund incurs leveraged exposure to the credit of the reference entity and is subject to many of the same risks it would incur if it were holding debt securities issued by the reference entity. However, the Fund will not have any legal recourse against the reference entity and will not benefit from any collateral securing the reference entity's debt obligations. In addition, the credit default swap buyer will have broad discretion to select which of the reference entity's debt obligations to deliver to the Fund following a credit event and will likely choose the obligations with the lowest market value in order to maximize the payment obligations of the Fund.

      Lending Portfolio Securities. The Fund may lend its securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. When doing so, the Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. A substitute dividend payment received in a stock lending transaction will not qualify for the preferential tax rates for non-corporate taxpayers on certain dividends pursuant to relevant tax legislation. Loans of portfolio securities, together with all of the Fund's leverage, may not exceed 33-1/3% of the value of the Fund's total assets. In connection with any such transaction, the Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Fund might experience loss if the institution with which the Fund has engaged in a portfolio loan transaction breaches its agreement with the Fund.

      When-Issued and Forward Commitment Securities. The Fund may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to their delivery. When-issued securities and forward commitments may be sold prior to the settlement date. Disposal of the right to acquire a when-issued security prior to its acquisition or disposal of the right to deliver or receive against a forward commitment may incur a gain or loss. These transactions will be subject to the Fund's limitation on indebtedness unless, at the time the transaction is entered into, the Fund has established and maintains a segregated account consisting of cash permissible liquid securities equal to the value of the when-issued or forward commitment securities. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

      Counterparty Credit Risk. Many of the markets in which the Fund effects transactions are "principal-to-principal," "over-the-counter" or "interdealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange-based" markets. To the extent the Fund invests in swaps, derivatives, structured securities or synthetic instruments, or other over-the-counter transactions in these markets, the Fund will take credit risk with regard to parties with which it trades and also may bear the risk of settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections, which in turn may subject the Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such "counterparty risk" is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of the Fund to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Fund. Additionally, in privately negotiated transactions the risk of the negotiated price deviating materially from that which might result in a more open marketplace can be substantial, particularly when there is no ready market measure from which to derive benchmark prices.

      Non-U.S. Securities. The Fund may trade and invest in securities in a number of non-U.S. countries. Investing in these securities involves considerations and possible risks not typically involved in investing in securities of companies domiciled and operating in the United States, including instability of some non-U.S. governments, the possibility of expropriation, limitations on the use or removal of funds or other assets, changes in governmental administration or economic or monetary policy (in the United States or abroad) or changed circumstances in dealings between nations. The application of non-U.S. tax laws (e.g., the imposition of withholding taxes on interest payments, income taxes and excise taxes) or confiscatory taxation also may affect the Fund's investment in non-U.S. securities. To the extent that its investments are made in securities denominated in a non-U.S. currency, gain or loss realized by the Fund frequently will be affected by the fluctuation in the value of such non-U.S. currencies relative to the value of the dollar. The Fund may incur higher expenses from investment in non-U.S. securities than from investment in U.S. securities because of the costs that must be incurred in connection with conversions between various currencies and because non-U.S. brokerage commissions may be higher than commissions in the United States. There is generally less government supervision and regulation of exchanges, brokers, and issuers outside of the United States than there is within the United States and there is greater difficulty in taking appropriate legal action in non-U.S. courts. Non-U.S. markets also have different clearance and settlement procedures that in some markets have at times failed to keep pace with the volume of transactions, thereby creating substantial delays and settlement failures that could adversely affect investment performance. In addition, less information may be available regarding non-U.S. issuers and non-U.S. companies may not be subject to accounting, auditing, and financial reporting standards and requirements comparable to or as uniform as those of U.S. companies. Further, non-U.S. securities markets may not be as liquid as U.S. securities markets.

      Additional Municipal Securities Risk. Subject to the availability of suitable investments, the Fund will attempt to diversify its direct and indirect interest in municipal bonds with respect to the geographic areas of the issuers of such municipal bonds in order to mitigate any risk specific to a geographic area. The Fund is not, however, required to diversify its portfolio of municipal bonds on any basis, geographic or otherwise. Consequently, the portfolio may be significantly affected by events, including local or state budget or fiscal issues, political disputes, labor negotiations and the like, in a single region, state or economic sector. Economic sectors to which particular types of municipal issuers may be especially exposed include transportation and infrastructure, healthcare and hospitals, and energy and power generation. Furthermore, there are only a very limited number of major municipal bond insurers. A failure by any of these insurers to pay its obligations related to any municipal bond issuance, due to bankruptcy of the insurer or any other reason, could have a material adverse effect on the value of any municipal bonds that were insured by the defaulting insurer.

      Tax-Exempt Municipal Bonds. On the date of the initial issuance of any municipal bonds, bond counsel or special tax counsel to the issuer of such bonds will have rendered an opinion that, based on the law in effect on the date of issuance, interest on the municipal bonds is excludable from gross income for U.S. federal income tax purposes (other than for alternative minimum tax purposes). The Code establishes certain requirements that must be met subsequent to the issuance and delivery of municipal bonds in order that interest on such municipal bonds continues to be excluded from gross income for U.S. federal income tax purposes. Among these continuing requirements are restrictions on the investment and use of proceeds of the municipal bonds. Failure to comply with the continuing requirements of the Code may cause interest on the municipal bonds to be includable in gross income for U.S. federal income tax purposes, retroactive to the date of issuance, regardless of when the noncompliance occurs. Issuers of municipal bonds typically covenant to comply with certain procedures and guidelines designed to ensure satisfaction with the continuing requirements of the Code. None of the Trust, the Fund, the Adviser or their respective counsel has passed or will pass upon, nor assumes any responsibility for, the opinions of counsel on this issue. Moreover, none of the Trust, the Fund, the Adviser or their respective counsel has made or will make any independent determination as to whether any events or circumstances have occurred or intervened or will occur or intervene after the original issuance of the opinions that would adversely affect such opinions.

      The treatment of the income from municipal bonds received by the Fund that is attributable to the Fund's ownership of Floating Rate Certificates or Residual Certificates purchased in TOB programs to which such income relates depends not only on the treatment of such income as being ultimately attributable to tax-exempt municipal bonds but also on the tax treatment of the relationships created by the Floating Rate Certificates or related Residual Certificates. As a general proposition, the Adviser expects that the tender option bond issuers would be characterized as flow-through entities for U.S. federal income tax purposes and that the character of the income received from the Floating Rate Certificates or Residual Certificates issued by the TOB Issuers will be excluded from gross income to the same extent as interest on the underlying municipal bonds. The conclusion that the legal relationship relative to the TOB Issuers creates these favorable relationships and not other relationships, such as indebtedness, will be the subject of opinions of qualified tax counsel to the issuer on which the Fund will rely. Although these opinions are not binding on the IRS or a court and, therefore, will not guarantee the desired result, the Adviser will not purchase Floating Rate Certificates or Residual Certificates without a reasonable degree of certainty (provided by such opinions) that the particular transaction will produce the desired result.

      Lack of Potential Tax Advantage to Taxpayers Not Generally Subject to U.S. Tax. Investors in the Fund that are not generally subject to U.S. federal income taxation, such as non-U.S. investors and U.S. tax-exempt investors, will not receive the same advantages as those received by U.S. taxpayers with respect either to (i) the tax exemption related to the interest earned on municipal bonds or (ii) qualified dividend income treatment or the dividends received deduction for dividends on preferred stock. Additionally, investors not generally subject to U.S. tax should be aware that portfolio management decisions may be impacted by the Fund's objective to maximize after-tax returns, for the benefit of taxpayers subject to U.S. tax. Such objectives, in certain circumstances, may be contrary to their interests. For example, interest rates on tax-exempt obligations are generally lower than the interest rates on comparable taxable obligations because of the tax exemption for U.S. taxpayers.

      It is expected that the Fund will not designate dividends as "interest-related dividends" or "short-term capital gain dividends" and therefore dividends paid to non-U.S. Shareholders will not be eligible for the exemption from the 30% U.S. withholding tax for such designated dividends. Thus, non-U.S. Shareholders will be subject to U.S. withholding tax or dividends from the Fund in circumstances where such non-U.S. Shareholders would not have been subject to U.S. withholding tax if they had held the underlying securities directly.

      Non-Diversified Status. The Trust, and the Fund, is a "non-diversified" investment company for purposes of the 1940 Act, which means that the Fund is not subject to percentage limitations under the 1940 Act on the percentage of its assets that may be invested in the securities of any one issuer. The Fund's net asset value may be subject to greater volatility than that of an investment company that is subject to such diversification standards.

      Use of Leverage. The investment strategy utilized by the Adviser will from time to time require the use of leverage. Such leverage may be achieved through, among other methods, borrowing funds, purchases of securities on margin and the use of options, futures, forward contracts, repurchase and reverse repurchase agreements, credit derivatives and swaps. The use of leverage magnifies the degree of risk. The Fund may incur indebtedness as part of the Adviser's investment strategy as well as for temporary purposes to meet repurchase requests.

      As a general matter, the banks and dealers that provide financing to the Adviser's transactions on behalf of the Fund will be able to apply discretionary margin, "haircut," financing and security and collateral valuation policies. Changes by banks and dealers in one or more of these policies, or the imposition of other limitations or restrictions, whether due to market circumstances or government action, may result in large margin calls, loss of financing, forced liquidations of positions at disadvantageous prices, termination of swap and repurchase agreements and cross-defaults to agreements with other banks and dealers. Any such adverse effects may be exacerbated in the event that such limitations or restrictions are imposed suddenly and/or by multiple market participants simultaneously. The imposition of any such limitations or restrictions could compel the Fund to liquidate all or part of its portfolio at disadvantageous prices.

      The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its "senior securities representing indebtedness" (a defined term under the 1940 Act) including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This requirement means that the value of the investment company's total "senior securities representing indebtedness" may not exceed one-third the value of its total assets (including the indebtedness). The Asset Coverage Requirement is applied to the Fund's portfolio as a whole and not in respect of particular positions or groups of positions. As described above throughout this section of the Prospectus, regulatory interpretations relating to these 1940 Act rules may require the Fund to segregate cash or permissible liquid assets when maintaining various types of investment positions, including reverse repurchase agreement, when-issued securities contracts, and certain futures, options and swap positions.

      Dilution of Investment. Additions of cash to the Fund resulting from the offering of additional Shares will have the effect of diluting the participation by current Shareholders in investments made prior to such additions of cash. Although the Adviser will endeavor to invest additional cash as soon as practicable, there can be no assurance that additional investment opportunities will be available on favorable terms. As a result, such additions of cash could have the effect of reducing returns to current Shareholders.

      Valuations. The Fund's assets will be valued as described under the heading "Net Asset Valuation" below. There are, however, uncertainties in valuing certain of these assets, including those with complex features, limited trading activity or dealer quotes, and/or legal or contractual restrictions.

                                   OTHER RISKS

      Investing in the Fund will involve risks other than those associated with its investments, including those described below. References to the Adviser throughout this and other risk discussions should be understood as references to the Adviser or the Sub-Adviser as the context may require.

      Limited Investment History. The Fund is recently organized and has a limited performance history. As discussed below, the personnel of the Adviser responsible for managing the Fund's investment portfolio have substantial experience in managing investments and private investment funds and have provided and continue to provide advisory and management services to clients and private investment funds that have substantially similar investment programs to that of the Fund. See "The Adviser", "The Sub-Adviser" and "Conflicts of Interest." Although the management of the Fund is expected to be guided by an approach that is substantially similar to the approach the Adviser applied in the past, no assurance can be given that past results will be replicated.

      Reliance on the Adviser and Sub-Adviser. The Shareholders will not be entitled to make decisions with respect to the management, disposition or other realization of any investment made by the Fund, or regarding the Fund's business and affairs. Consequently, the success of the Fund will depend, in large part, upon the skill and expertise of the Adviser.

      The success of the Fund's investment activities will depend on the ability of the Adviser to identify investment opportunities and to exploit price discrepancies in the capital markets. Identification and execution of the investment strategies to be pursued by the Fund involves a high degree of uncertainty. No assurance can be given that suitable investment opportunities will be located in which to deploy all of the Fund's capital. Changes in the volatility and pricing inefficiency of the markets in which the Fund will seek to invest, as well as other market factors, could reduce opportunities for favorable investments returns.

      Dependence on Key Personnel. The Adviser is dependent on the services of its professional staff, and there can be no assurance that the current portfolio management personnel described under the headings "The Adviser" and "The Sub-Adviser" will continue to be retained. The departure or incapacity of such a person could have a material adverse effect on the management of the investment operations of the Trust and the Fund.

      Banking Regulation. The Adviser, Citigroup and its other affiliates are subject to certain U.S. banking laws, including the Bank Holding Company Act of 1956, as amended, and to regulation by the Federal Reserve. Banking laws, rules and regulations may restrict the transactions and relationships between the Adviser, Citigroup, and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict the investments and transactions by the Fund. The Adviser does not anticipate that any such restrictions will have a material effect on the Fund or its investment program. However, in the future, if banking laws, rules and regulations change, the activities of the Fund may be limited and restricted in certain ways.

      Possible Adverse Tax Consequences; No IRS Rulings. An investment in the Fund involves a number of tax-related risks. The Fund will not seek rulings from the IRS with respect to any of the U.S. federal income tax considerations discussed in this Prospectus. Thus, positions to be taken by the IRS as to tax consequences could differ from positions taken by the Fund. See "Tax Aspects."

      Forward-Looking Statements. This Prospectus includes forward-looking statements. Forward-looking statements may be identified by the presence in such statements of the words "may," "will," "expect," "intend," "anticipate," "believe," "attempt," "seek," or "project" or the negatives, derivatives, and variations of such words or comparable terminology. These forward-looking statements are based on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Fund and its investments. Additionally, some forward-looking statements are based on the assumption that the volatility of market conditions in the future will generally not deviate materially from the volatility of market conditions seen over the past decade. Such assumptions would be invalidated in the event of an extended market disruption.

      The Trust undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the prospective events discussed in this Prospectus may not occur.

      Inside Information. From time to time, the Adviser or its affiliates may come into possession of material, non-public information concerning an entity in which the Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Fund to buy or sell securities of the entity.

      Recourse to the Fund's Assets. The assets of the Fund, including any investments made by the Fund are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund's assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability. Under the Trust's Trust Agreement and applicable provisions of Delaware law, the Fund will not be subject to the liabilities of any other Series of the Trust as may be organized from time to time or, to the extent not applicable to the Fund, the Trust as a whole.

      Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may, as determined by the Transfer Agent on the basis of the powers delegated to it by the Board of Trustees, repurchase the Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

      o the Shares have been transferred in violation of the Trust's Trust Agreement or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder;

      o ownership of the Shares by the Shareholder or other person likely will cause the Trust or the Fund to be in violation of, or subject the Trust or the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

      o continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Trust, the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Trust, the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

      o any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

      o the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the Bank Holding Company Act, certain Federal Communications Commission regulations, or ERISA (collectively, "Special Laws or Regulations"), and the Transfer Agent determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold Shares; or

      o the Trustees or the Transfer Agent determine that the repurchase of the Shares would be in the best interests of the Trust or the Fund.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

      Liquidity (Repurchase) Risks. It is not expected that Shares will be traded on any securities exchange or other market, and Shares will be subject to substantial restrictions on transfer. Although the Trust may offer to repurchase Shares of the Fund from time to time, a Shareholder investing as of a given date should not expect to be able to liquidate Shares on demand. The initial repurchase of Shares was on November 30, 2006, and the Adviser expects to recommend to the Board of Trustees that the Trust thereafter offer to repurchase Shares in the Fund from Shareholders quarterly (generally between 5% and 50% of the Fund's net assets). No assurances can be given that these repurchases will occur. In addition, because each offer to repurchase Shares generally will be limited as to the number of Shares eligible to participate, not all Shares tendered for repurchase in a particular offer may be accepted. This may occur, for example, when one or more large investors (which may include Citigroup or its affiliates) seeks to tender a significant number of Shares or when a large number of investors tender simultaneously. In such an event, Shares typically will be accepted for repurchase on only a pro rata basis. Consequently, Shares should be acquired only by investors able to commit their funds for an extended period of time.

      With respect to any future repurchase offer, Shareholders tendering Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the "Notice Date"). The Notice Date generally will be the 25th calendar day of the month prior to that containing the date as of which the Shares to be repurchased are valued (the "Valuation Date"). For example, the Notice Date for a repurchase offer having a November 30 Valuation Date would be October 25. Tenders are not revocable following the Notice Date. Accordingly, Shareholders that elect to tender Shares for repurchase will not know the price at which such Shares will be repurchased until after the election to tender becomes irrevocable. It is possible that during the time period between the day on which a Shareholder elects to tender and the Valuation Date, general economic and market conditions, or specific events affecting one or more of the Fund's investments, could cause a decline in the value of the tendered Shares. See "Redemptions, Repurchases and Transfers of Shares."

                           LIMITS OF RISK DISCLOSURES

      The above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete explanation of the risks involved in an investment in the Fund. Those discussions do, however, summarize the principal risks that should be considered before investing. Prospective investors should read this entire Prospectus and the Trust Agreement (which is available upon request) and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the investment program of the Fund changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus.

                      INVESTMENT POLICIES AND RESTRICTIONS

      The investment objective of the Fund is fundamental and may not be changed without a vote of a majority of the Fund's' outstanding voting securities. The Fund's return targets are, however, non-fundamental and may be changed without a vote of the Shareholders, following reasonable notice. The Fund has also adopted certain fundamental investment restrictions, which cannot be changed without the vote of a majority of the Fund's outstanding voting securities, as defined in the 1940 Act. Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at an annual or a special meeting of security holders, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or of more than 50% of the outstanding voting securities, whichever is less.

      In applying the investment restrictions and other policies described in this Prospectus, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated in this Prospectus, will not constitute a deviation from the restriction or policy. The Fund's fundamental investment restrictions are as follows:

      (1) The Fund will not invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry, provided that this limitation will not apply to municipal bonds other than those municipal bonds backed only by assets and revenues of non-governmental issuers.

      (2) The Fund will not issue senior securities representing stock, except that, to the extent permitted by the 1940 Act, (a) the Fund may borrow money from banks, brokers and other lenders to finance portfolio transactions and engage in other transactions involving the issuance by the Fund of "senior securities" representing indebtedness, (b) the Fund may borrow money from banks for cash management purposes, temporary or emergency purposes or in connection with repurchases of, or tenders for, Shares and (c) the Fund may enter into derivative transactions, such as total return swaps, options and futures, in accordance with the 1940 Act and the interpretations of that Act.

      (3) The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

      (4) The Fund will not make loans of money or securities to other persons, except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund's investment policies.

      (5) The Fund will not purchase or sell commodities or commodity contracts, except that it may purchase and sell foreign currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

      (6) The Fund will not purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate.

      (7) The Adviser will not cause the Fund to make loans to or receive loans from the Adviser or its affiliates, except to the extent permitted by the 1940 Act, an exemption from the 1940 Act, or as otherwise permitted by applicable law. The Fund may effect brokerage transactions through affiliates of the Adviser (or Sub-Adviser), subject to compliance with the 1940 Act and other applicable laws.

                             MANAGEMENT OF THE TRUST

Board of Trustees

      The Trust's Board of Trustees has overall responsibility for monitoring and overseeing the investment program of the Fund and the Trust's operations and has approved the investment program of the Fund. The Board of Trustees will monitor and oversee the business affairs of the Trust, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Trust's business. The Board exercises the same powers, authority and responsibilities on behalf of the Trust and the Fund as are customarily exercised by the Trustees of an investment company registered under the 1940 Act organized as a corporation and has complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Trust's business.

      Although the Trustees review policies regarding the management of the Trust and review information regarding the investment program of the Fund in connection with periodic meetings of the Board, they do not have an active role in supervising the Fund's ongoing operations. This means, for example, that the Trustees do not select or approve the Fund's investments.

      The Trustees, in their capacity as such, are not Shareholders of the Trust or of the Fund and, accordingly, each Trustee in his capacity as such has no liability as a Shareholder. Trustees will not contribute to the investment capital of the Fund in their capacity as Trustees, but may subscribe for Shares, subject to the eligibility requirements described in this Prospectus.

      Trustees may be removed in accordance with the Trust Agreement with or without cause by, if at a meeting of the Shareholders, a vote of a majority of the outstanding voting securities or, if by written consent, a vote of Shareholders holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Shareholders. Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at an annual or a special meeting of security holders, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or of more than 50% of the outstanding voting securities, whichever is less.

Trustees and Officers

      The Trust's officers are appointed by the Trustees and oversee the management of the day-to-day operations of the Trust and the Fund under the supervision of the Board of Trustees. Certain of the Trustees and all of the officers of the Trust are directors/trustees, officers or employees of the Adviser, its subsidiaries or Citigroup. At least 75% of Trustees (2/3 in the event there are only three Trustees) are not affiliated with the Adviser, its subsidiaries or Citigroup and are not "interested persons" as defined under
Section 2(a)(19) of the 1940 Act (the

"Independent Trustees"). The Trustees and officers of the Trust also may be directors/trustees and officers of other investment companies managed, advised, administered or distributed by Citigroup or its subsidiaries. A list of the Trustees and officers of the Trust and a brief statement of their present positions and principal occupations during the past five years are set out below. To the fullest extent allowed by applicable law, including the 1940 Act, the Trust Agreement indemnifies the Trustees and officers for all costs, liabilities and expenses that they may experience as a result of their service as such.

      Certain of the officers of the Trust are also officers of other investment companies that are advised by the Adviser. (The Trust and such other investment companies, if also registered under the 1940 Act, are referred to collectively in this section of the Prospectus as the "Fund Complex.") The address for each Trustee and officer in his or her capacity as such is 731 Lexington Avenue, 28th Floor, New York, NY 10022.

                              INDEPENDENT TRUSTEES

                                                            PRINCIPAL
                     POSITION(S)    TERM OF OFFICE*        OCCUPATION(S)        NUMBER OF PORTFOLIOS         OTHER
       NAME           HELD WITH      AND LENGTH OF            DURING              IN FUND COMPLEX      TRUSTEESHIPS HELD
      AND AGE         THE TRUST       TIME SERVED          PAST 5 YEARS         OVERSEEN BY TRUSTEE       BY TRUSTEE
-----------------    -----------    ---------------    --------------------     -------------------    -----------------
Kathleen Cuocolo,    Trustee        May 2006 -         President, Cuocolo &               1             None
55                                  Present            Associates (a
                                                       consultancy firm on
                                                       fund governance and
                                                       operations) (2004-
                                                       Present),
                                                       Executive Vice
                                                       President, State
                                                       Street Corporation
                                                       (1982-2003)


                                                            PRINCIPAL
                     POSITION(S)    TERM OF OFFICE*        OCCUPATION(S)        NUMBER OF PORTFOLIOS         OTHER
       NAME           HELD WITH      AND LENGTH OF            DURING              IN FUND COMPLEX      TRUSTEESHIPS HELD
      AND AGE         THE TRUST       TIME SERVED          PAST 5 YEARS         OVERSEEN BY TRUSTEE       BY TRUSTEE
-----------------    -----------    ---------------    --------------------     -------------------    -----------------
Thomas Volpe, 71     Trustee        September 2006 -   Consultant, Babcock                1            Director, American
                                    Present            & Brown                                         Technical Ceramics
                                                       (a diversified                                  (an industrial
                                                       financial                                       components
                                                       services company)                               manufacturer),
                                                       (2001- Present),                                Trustee, the Rochdale
                                                       Senior Vice                                     Investment Trust (a
                                                       President for                                   registered investment
                                                       Financial                                       company complex)
                                                       Operations, The
                                                       Interpublic Group
                                                       of Companies,
                                                       Inc. (a marketing
                                                       and
                                                       communications
                                                       services company)
                                                       (1986-2001)

                               INTERESTED TRUSTEES

                                                            PRINCIPAL
                     POSITION(S)    TERM OF OFFICE*        OCCUPATION(S)        NUMBER OF PORTFOLIOS         OTHER
       NAME           HELD WITH      AND LENGTH OF            DURING              IN FUND COMPLEX      TRUSTEESHIPS HELD
      AND AGE         THE TRUST       TIME SERVED          PAST 5 YEARS         OVERSEEN BY TRUSTEE       BY TRUSTEE
-----------------    -----------    ---------------    --------------------     -------------------    -----------------
Reaz Islam, 40       Trustee        February 2006 -    Managing Director                  1                  None
                                    Present            and Senior
                                                       Investment
                                                       Officer, Head of
                                                       Citigroup Fixed
                                                       Income
                                                       Alternatives,
                                                       Citigroup
                                                       Alternative
                                                       Investments LLC

----------
*  Term of office of each Trustee is indefinite.


                                    OFFICERS

                           POSITION(S) HELD      TERM OF OFFICE*
         NAME                   WITH           AND LENGTH OF TIME                  PRINCIPAL OCCUPATION(S)
        AND AGE               THE TRUST               SERVED                         DURING PAST 5 YEARS
---------------------     ------------------   -------------------      ----------------------------------------------
Reaz Islam, 40            President            May 2006 -  Present      See biography above

Jeffrey L. Traum, 40      Vice President,      May 2006 - Present       Managing Director, Citigroup Fixed Income
                          Treasurer and                                 Alternatives, Citigroup Alternative
                          Assistant Secretary                           Investments LLC

A. Marie Noble, 35        Chief Compliance     March 2007 - Present     Associate General Counsel, Citigroup
                          Officer                                       Alternative Investments LLC (2006-Present);
                                                                        Assistant Vice President, Assistant Secretary
                                                                        and Associate General Counsel, ImClone Systems
                                                                        Incorporated (a biopharmaceutical company)
                                                                        (2005-2006); Associate, Cleary, Gottlieb,
                                                                        Steen & Hamilton (a law firm) (1998-2005)

Robert Nolan, 42          Vice President       May 2006 - Present       Managing Director, Citigroup Fixed Income
                                                                        Alternatives, Citigroup Alternative
                                                                        Investments LLC

Lauren Yorks, 33          Vice President,      May 2006 - Present       Director, Citigroup Fixed Income Alternatives,
                          Secretary and                                 Citigroup Alternative Investments LLC
                          Assistant Treasurer


----------
*  Term of office of each officer is indefinite.

      Other than as described above, since January 1, 2004, none of the Independent Trustees who is a director/trustee of another investment company whose adviser or principal underwriter is Citigroup Alternative Investments LLC (or Spectrum Asset Management) has held any other position with (i) the Trust,
(ii) an investment company having the same adviser or principal underwriter as the Trust or an adviser or principal underwriter that controls, is controlled by or is under common control with the Adviser or Sub-Adviser, (iii) the Adviser or Sub-Adviser or other affiliate of the Trust or (iv) any person controlling, controlled by or under common control with the Adviser or Sub-Adviser.

      As of the date of this Prospectus, none of the Trustees owns equity securities issued by the Trust or any other investment companies in the Fund Complex. As of January 1, 2007, the Trustees and officers, as a group, owned no outstanding Shares of the Fund. As of the same date, the following Shareholders owned 5% or more of the Fund's Shares: APBI Finance Corp, 7551 Metro Center Drive, Suite 300, Austin TX 78744-1645 (35%); Walter Oil and Gas Corporation, 1100 Louisiana, Suite 200, Houston TX 77002-5215 (23%); and James G. Pigott, 1405 42nd Avenue East, Seattle WA 98112-3807 (6%).

Compensation

      The following table shows information regarding the compensation expected to be received by the Independent Trustees of the Trust from all registered investment companies for which the Adviser or their affiliates serve as an investment adviser or general partner for the fiscal year ending December 31, 2006. No compensation is paid by the Trust to Trustees who are "interested persons" of the Trust or the Adviser.

           Compensation Table for Fiscal Year Ending December 31, 2006

                                                                                                          TOTAL
                                                                                                      COMPENSATION
                                                   PENSION OR RETIREMENT                             FROM TRUST AND
                               EXPECTED             BENEFITS ACCRUED AS       ESTIMATED ANNUAL        FUND COMPLEX
                        AGGREGATE COMPENSATION         PART OF TRUST            BENEFITS UPON            PAID TO
   NAME OF TRUSTEE         FROM THE TRUST(1)            EXPENSES(2)             RETIREMENT(2)          TRUSTEE(1)
---------------------   ----------------------     --------------------       ----------------       --------------
INDEPENDENT TRUSTEES
  James Hillman(3)              $10,000                    None                     None                 $10,000
  Kathleen Cuocolo              $16,667                    None                     None                 $16,667
    Thomas Volpe                $6,667                     None                     None                 $6,667

 INTERESTED TRUSTEES
     Reaz Islam                  None                      None                     None                  None


----------
(1) Amounts shown are estimated and assume service for no more than eight of twelve months and the related meetings of the Board of Trustees.

(2) The Trust does not have a bonus, profit sharing or retirement plan, and Trustees do not receive any pension or retirement benefits from the Trust.

(3) Resigned from the Board of Trustees on September 1, 2006 to pursue a full time position in the financial services arena which rendered him incapable of being considered "independent" for purposes of the 1940 Act.

      The Independent Trustees are each paid an annual retainer of $5,000 (with an additional annual retainer of $2,500 payable to the Trust's Audit Committee chair) and a fee per meeting of the Board of Trustees of $2,500, plus reasonable out-of-pocket expenses. Trustees are reimbursed by the Trust for their travel expenses related to Board meetings.

Committees

      The Board of Trustees has formed an Audit Committee currently composed of each of the Independent Trustees, the functions of which are: (1) to oversee the Trust's accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of the Trust's service providers; (2) to oversee the quality and objectivity of the Trust's financial statements and the independent audit of those statements; (3) to assist the Board of Trustees in selecting the Trust's independent registered public accounting firm, to directly supervise the compensation and performance of such independent registered public accountants and generally to act as a liaison between the independent registered public accountants and the Board of Trustees; and (4) to review and, as appropriate, approve in advance non-audit services provided by such independent registered public accountants to the Trust, the Adviser and, in certain cases, other affiliates of the Trust. The Board of Trustees has reviewed and confirmed as of March 13, 2007 the designation of Kathy Cuocolo and Thomas Volpe as "audit committee financial experts" within the meaning of Item 401(h) of Regulation S-K.

      The Board of Trustees has formed a Nominating and Compensation Committee currently composed of each of the Independent Trustees, the functions of which are: (1) to select and nominate to the Board of Trustees each Independent Trustee and (2) to recommend to the Board of Trustees any appropriate changes in compensation for each Independent Trustee. After the initial election of Trustees, no Independent Trustee will be elected by the Board of Trustees unless nominated by the Nominating and Compensation Committee. The Nominating and Compensation Committee does not consider proposals from Shareholders in connection with proxy solicitations.

      The Board of Trustees has formed a Valuation Committee, currently composed of all three Trustees, whose function, subject to the oversight of the Board of Trustees, is to review the Fund's valuation methodologies, valuation determinations and any relevant information provided to the Valuation Committee by the Adviser. The Valuation Committee will act in accordance with the Fund's valuation procedures.

Voting of Proxies

      The Board of Trustees has delegated to the Adviser (or the Sub-Adviser, in the case of securities as to which the Sub-Adviser has investment discretion) the authority to vote proxies received by the Fund from any portfolio investment (for this purpose, the "portfolio positions"). The Adviser and the Sub-Adviser have adopted policies and procedures (the "Policies") regarding the voting of such proxies, which Policies have been reviewed and approved by the Board of Trustees as appropriate to the Adviser's (or Sub-Adviser's) management of the Fund's assets. The Policies provide that the Adviser (or Sub-Adviser) will vote client proxies in a manner that serves the best interest of the client, as determined by the Adviser (or Sub-Adviser) in its discretion, taking into account relevant factors, including: (i) the impact on returns to be earned by the client; (ii) alignment of the interests of management of the portfolio position with that of the client, including establishing appropriate incentives for management; (iii) the ongoing relationship between the client and the portfolio positions in which it is invested, including the continued or increased availability of information regarding such position; and (iv) industry and business practices. Finally, the Policies provide procedures that address conflicts of interest between the Adviser (or Sub-Adviser) and a client with respect to voting proxies, which may involve review of a proposed vote by the Adviser's (or Sub-Adviser's) compliance personnel and, in certain circumstances, will require consultation with the client or its representative (the Board of Trustees, in the case of the Fund). The Adviser (or Sub-Adviser) may abstain from voting from time to time when it determines that the costs associated with voting a particular proxy (or maintaining voting rights generally) outweigh the benefits derived from exercising the right to vote (or maintaining that right). The Adviser (or Sub-Adviser) may, as appropriate, consider the effects of such a decision in light of the needs of more than one of its clients.

      Information regarding the Adviser's (or Sub-Adviser's) proxy-voting record on behalf of the Trust will be made available for each twelve-month period ended June 30. Please call the Trust at 866-832-9160 to request this information, which will also be available on the SEC's website at http://www.sec.gov.

                                   THE ADVISER

      Citigroup Alternative Investments LLC serves as investment adviser to the Fund. The Adviser has the responsibility to implement the investment program of the Fund, subject to the ultimate supervision of, and any policies established by, the Board of Trustees. Certain of these matters also have been delegated to Spectrum Asset Management as Sub-Adviser. Under the terms of an Investment Advisory Agreement initially effective as of June 6, 2006, the Adviser allocates the Fund's assets and monitors regularly each investment made to determine whether it is consistent with the Fund's investment objective and whether its investment performance and other criteria are satisfactory. The Adviser may reallocate the Fund's assets among investments and select additional investments, subject in each case to the ultimate supervision of, and any policies established by, the Board of Trustees.

      The Adviser is organized as a limited liability company under the laws of the State of Delaware and is a registered investment adviser under the Advisers Act. The Investment Adviser also is registered as a commodity trading adviser and a commodity pool operator with the CFTC and is a member of the NFA. Personnel of the Adviser serve as portfolio managers to certain clients and private investment funds, which utilize an investment program that is substantially similar to that of the Fund. The Adviser currently serves, and may in the future serve, as an investment adviser to other registered and unregistered private investment companies. The offices of the Adviser are located at 731 Lexington Avenue, 28th Floor, New York, NY 10022, and its telephone number is (866) 832-9160.

      The personnel of the Adviser principally responsible for management of the Fund are experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored a wide range of investments of the type contemplated for the Fund's investment program.

      The Adviser is an indirect, wholly owned subsidiary of Citigroup, and is considered to be the alternative investment management unit of Citigroup. Citigroup is the largest financial services firm in the United States with leading market positions in investment banking, research, capital markets, alternative asset management, commercial, banking, and credit services. The firm has relationships with many users and providers of capital, and the Adviser will have access to the firm's talent, ideas, unique opportunities and resources. The Adviser and its affiliates had levered assets under management of over $130 billion in investments ($49.2 billion in capital) as of December 31, 2006. Investments managed by the Adviser include hedge funds, credit structures, real estate, private equity, fixed income and managed futures. Citigroup serves many interests in addition to the Trust, which creates certain risks and possibilities of adverse effects on investors in the Trust. See "Conflicts of Interest."

      The business unit of Citigroup that is principally responsible for the Fund is Citigroup Fixed Income Alternatives ("CFIA"). Since its formation in 1995, CFIA (including its predecessors) has developed an integrated platform that brings together the disciplines of investments, structuring, product management and accounting and technology. CFIA strives to create and manage innovative investment products that seek to provide attractive risk-adjusted returns, current cash and diversification relative to traditional fixed income securities. CFIA has become a market leader in developing and managing fixed income alternative products that meet the needs of its high net worth and institutional client base.

      Through fundamental and quantitative analysis and investment processes, CFIA seeks to identify arbitrage and relative value opportunities in the fixed income markets. Once these opportunities are identified, CFIA attempts to develop structures and strategies around the selected asset classes in an attempt to exploit inefficiencies, mitigate risks, capture consistent cash flows and enhance return profiles. Each fund that CFIA manages includes a well-defined set of investment guidelines, which typically include provisions for credit, diversification, hedging and the use of leverage in order to minimize investment risks. In addition, CFIA seeks to add value through active management, investment decisions and execution. CFIA seeks to develop and manage investment strategies that CFIA believes are sustainable over time and have a reasonable probability of producing the desired results. CFIA utilizes proprietary analytical tools and processes to analyze and quantify potential risks and returns in an attempt to optimize each strategy's potential. Fundamentally, as a member of Citigroup, CFIA is committed to the high standard of risk management and financial oversight similar to that of a larger institution.

      As of December 31, 2006, CFIA managed over $24.6 billion in assets ($4.4 billion in capital). CFIA has an established track record of performance within its three fundamental product areas that include multi-strategy, arbitrage and directional credit strategies. The CFIA team consists of 43 professionals across investments, product management, client development and accounting and technology. This experienced team of professionals brings together skills across various disciplines, market cycles and asset classes.

                                 THE SUB-ADVISER

      In order to access specialized investment advisory services, the Adviser from time to time may retain, at the Adviser's cost, one or more sub-advisers. The appointment of any such sub-adviser will be subject to the approval of the Board of Trustees and, to the extent required by the 1940 Act, the Shareholders. As of the date of this Prospectus, the Adviser has retained Spectrum Asset Management ("Spectrum" or the "Sub-Adviser") as a sub-adviser having discretionary authority to engage in Fund portfolio transactions, including certain hedging and other derivative transaction, primarily relating to preferred securities (and limited to that portion of the Fund's portfolio designated to be invested in preferred securities, which presently is not expected to exceed 25%). Registered as an investment adviser with the SEC, Spectrum specializes in the management of diversified preferred security portfolios for institutional investors, including Fortune 500 companies, pension funds, insurance companies and foundations. Spectrum commenced operations in 1987 and is an independently managed wholly-owned subsidiary of Principal Global

Investors, LLC, which is part of Principal Financial Group Inc., a publicly traded, diversified insurance and financial services company. As of December 31, 2006, Spectrum managed over $13 billion in assets.

      Spectrum's capabilities encompass many aspects of the preferred market, including portfolio management, trading, hedging and risk management. Spectrum employs a rigorous credit approach, placing primary emphasis on investment grade preferred securities offering the perceived potential for superior risk-adjusted yield premiums. Macroeconomic analysis is conducted to identify those economic sectors that Spectrum considers as the most attractive. Another potential source of value can be attributed to Spectrum's efforts to exploit trading inefficiencies inherent in the preferred market. Spectrum's proprietary research is supplemented by access to rating agency services, industry analysts at major investment banks and the extensive research resources of Principal Global
Investors. The business address of Spectrum and each officer and director of Spectrum is 2 High Ridge Park, Stamford, Connecticut 06905.

                             THE PORTFOLIO MANAGERS

      REAZ ISLAM

      Reaz Islam, a senior investment professional of CFIA, is the individual having primary responsibility for the day-to-day management of the Fund. In that capacity he receives significant input and support from a team of analysts also employed by the Adviser. Mr. Islam's professional background is as follows: Mr. Islam is a Managing Director and the Senior Investment Officer for CFIA, where he is responsible for heading the CFIA group. As of December 31, 2006, Mr. Islam is responsible for managing over $4.4 billion of client capital (over $24.6 billion in assets) across directional, arbitrage and multi-strategy funds in the fixed income markets. Mr. Islam has over 15 years of experience in investments, structuring and risk management. Since joining Citigroup Alternative Investments, he has developed and managed innovative investment strategies and products including structured funds, arbitrage vehicles, and credit enhancement vehicles utilizing fixed income securities with directional and market neutral strategies. Prior to joining the alternative investments group in early 1996, Mr. Islam has held several other senior positions within Citibank, including three years as a Senior Risk Analyst in the Global Finance Credit Policy group, and positions in Citigroup's various lending, capital markets, derivatives, securitization, trading and investment areas, where he developed extensive experience in portfolio risk management and process/investment analysis. Mr. Islam initially joined Citibank in 1990 and subsequently completed the Corporate Finance/Credit Training Program. Mr. Islam holds a B.S. with a concentration in Economics and Statistics from Cornell University and an M.B.A. with a double major in Finance and Financial Engineering/Operations Research from New York University.

      The following table provides information as of December 31, 2006 relating to Mr. Islam's other investment activities with the Adviser, as well as his investments in the Trust.

---------------------------------------------------------------------------------------------------------------------
   Portfolio Manager      Number of Registered   Beneficial Ownership      Number of Other        Number of Other
                          Investment Companies   of Equity Securities     Pooled Investment     Accounts Managed and
                           Managed and Total          in the Trust       Vehicles Managed and     Total Assets for
                            Assets for such                                Total Assets for         such Accounts
                           Accounts (including                               such Accounts
                               the Trust)
---------------------------------------------------------------------------------------------------------------------
Reaz Islam                   1, $144 million               0               8 accounts, $24.6              0
                                                                             billion ($4.4
                                                                          billion in capital)
---------------------------------------------------------------------------------------------------------------------

      With respect to the accounts identified in the table above, Mr. Islam manages seven pooled investment vehicles with assets totaling $14.7 billion ($2.2 billion in capital) for which the advisory fees are based in part on performance of the accounts.

      Mr. Islam's compensation is a combination of salary, discretionary bonus, deferred compensation, retirement plans and automatic participation in a company-funded retirement bonus. The discretionary bonus is based upon the financial results and profitability of Citigroup as a whole, that of CAI as a whole, and that of CAI's Citigroup Fixed Income Alternatives business unit, which Mr. Islam is responsible for heading. The discretionary bonus is not linked to the performance of any specific benchmark or that of any investment fund or account; nor are specific asset size targets considered.

      ROBERT M. NOLAN

      Robert M. Nolan, a senior investment professional of CFIA, assists Mr. Islam in the day-to-day management of the Fund. Mr. Nolan's professional background is as follows: Mr. Nolan is a Senior Credit Officer and a Senior Portfolio Manager in the CFIA group, who is responsible for investments in the Municipal Arbitrage as well as various credit sensitive and structured investments. Mr. Nolan has over 15 years of investment and risk management experience in Tax Exempt Arbitrage, Emerging Markets, and Derivatives businesses. Mr. Nolan joined Citigroup Alternative Investments in March 2004 as a Portfolio Manager. Mr. Nolan's responsibilities include portfolio management activities for portions of the group's multi-strategy fixed income alternative funds and municipal arbitrage strategies, as well as working on new product development. He also oversees the credit process for the group. Mr. Nolan joined Citibank in 1986 and completed the Corporate Finance/Credit Training Program. Mr. Nolan has been with Citigroup for 20 years and holds a bachelor's degree in Business Administration from Le Moyne College.

      The following table provides information as of December 31, 2006 relating to Mr. Nolan's other investment activities with the Adviser, as well as his investments in the Trust.

---------------------------------------------------------------------------------------------------------------------
   Portfolio Manager      Number of Registered   Beneficial Ownership      Number of Other        Number of Other
                          Investment Companies   of Equity Securities     Pooled Investment     Accounts Managed and
                           Managed and Total          in the Trust       Vehicles Managed and     Total Assets for
                            Assets for such                                Total Assets for         such Accounts
                           Accounts (including                               such Accounts
                               the Trust)
---------------------------------------------------------------------------------------------------------------------
Robert Nolan                 1, $144 million               0               8 accounts, $24.6              0
                                                                         billion (4.4 billion
                                                                              in capital)
---------------------------------------------------------------------------------------------------------------------

      With respect to the accounts identified in the table above, Mr. Nolan manages seven pooled investment vehicles with assets totaling $14.7 billion ($2.2 billion in capital) for which the advisory fees are based in part on performance of the accounts.

      Mr. Nolan's compensation is a combination of salary, discretionary bonus, deferred compensation, retirement plans and automatic participation in a company-funded retirement bonus. The discretionary bonus is based upon the financial results and profitability of Citigroup as a whole, that of CAI as a whole, and that of CAI's Citigroup Fixed Income Alternatives business unit, for which Mr. Nolan serves as a Senior Credit Officer and a Senior Portfolio Manager. The discretionary bonus is not linked to the performance of any specific benchmark or that of any investment fund or account; nor are specific asset size targets considered.

      BERNARD M. SUSSMAN

      Bernard M. Sussman, a senior investment professional of Spectrum, is the individual having primary responsibility for that portion of the Fund's portfolio delegated from time to time to Spectrum's management. Mr. Sussman's professional background is as follows: Mr. Sussman is currently the Chief
Investment Officer and Chairman of Spectrum's Investment Committee. Prior to joining Spectrum in 1995, Mr. Sussman was with Goldman Sachs & Co. for nearly 18 years. As a General Partner and head of the Preferred Stock Department, he was in charge of sales, trading and underwriting for preferred products and was instrumental in the development of the hybrid (MIPS) market. He was a Limited Partner at Goldman Sachs from December 1994 through November 1996. Mr. Sussman's educational background includes his having been awarded both a BS in Industrial Relations and an MBA in Finance from Cornell University, as well as having been registered as an NASD Series 55 "Equity Trader Limited Representative".

      The following table provides information as of December 31, 2006 relating to Mr. Sussman's other investment activities with the Sub-Adviser, as well as his investments in the Trust.

---------------------------------------------------------------------------------------------------------------------
   Portfolio Manager      Number of Registered   Beneficial Ownership      Number of Other        Number of Other
                          Investment Companies   of Equity Securities     Pooled Investment     Accounts Managed and
                           Managed and Total          in the Trust       Vehicles Managed and     Total Assets for
                            Assets for such                                Total Assets for         such Accounts
                           Accounts (including                               such Accounts
                               the Trust)
---------------------------------------------------------------------------------------------------------------------
Bernard Sussman           9, $8.03 billion                 0             17, $2.74 billion      38, $2.46 billion
---------------------------------------------------------------------------------------------------------------------

      With respect to the accounts identified in the table above, Mr. Sussman manages no accounts for which the advisory fees are based in part on performance of the accounts.

      As of December 31, 2006, Mr. Sussman receives all of his compensation from Spectrum and its parent company, Principal Global Investors, as a combination of salary and discretionary bonus paid on a quarterly basis. Discretionary bonuses are determined by management after consideration of several factors including, but not necessarily limited to; changes in overall firm assets under management, portfolio performance relative to benchmarks, contribution to client servicing, compliance with firm and/or regulatory policies and procedures, work ethic, seniority and length of service and contribution to the overall functioning of organization. Performance is monitored over the period of a year and is measured against one, or a combination of two or more, of the following benchmarks; Merrill Lynch Hybrid Preferred Index, the Lehman Aggregate, or Lehman Capital Securities Index.

      The Portfolio Managers and Other Accounts - Potential Conflicts. As shown in the tables above, each of Messrs. Islam, Nolan and Sussman is responsible for managing other accounts ("Other Accounts") in addition to the Fund. In certain instances, conflicts may arise in their management of the Fund and such Other Accounts.

      One situation where a conflict may arise between the Fund and an Other Account is in the allocation of investment opportunities among the Fund and the Other Account. For example, it may be determined that there is an opportunity that is suitable for the Fund as well as for Other Accounts, which have a similar investment objective. As a related matter, a particular security may be bought for one or more clients when one or more other clients are selling that same security, which may adversely affect the Fund. Each of the Adviser and Sub-Adviser has adopted policies and procedures regarding the allocation of investment opportunities, which generally require that investment opportunities be allocated among the Fund and Other Accounts in a manner that is fair, equitable and consistent with fiduciary obligations to each party.

      Management of the Fund and Other Accounts may result in a portfolio manager devoting a disproportionate amount of time and attention to the management of a particular account as against another. This particularly may be the case when accounts have different objectives, benchmarks, time horizons, asset levels and fees.

      The management of personal accounts by portfolio managers may give rise to potential conflicts of interest. While each of the Adviser's and Sub-Adviser's code of ethics will impose limits on the ability of portfolio managers to trade for their personal account, there is no assurance that the codes of ethics will eliminate such conflicts.

      Other than the conflicts described above, the Trust is not aware of any material conflicts that may arise in connection with the portfolio managers' management of the Fund's investments and such Other Accounts.

                 INVESTMENT ADVISORY AND SUB-ADVISORY AGREEMENTS

      The Investment Advisory Agreement provides that the Adviser is responsible, subject to the supervision of the Board of Trustees, for formulating a continuing investment program for the Fund. The Adviser makes all decisions as to the Fund's purchases and sales of securities (except to the extent of any delegation to a sub-adviser, which delegation is specifically authorized by the Investment Advisory Agreement, subject to the approval of the Board of Trustees and, to the extent required by the 1940 Act, the Shareholders). The Investment Advisory Agreement is terminable as to the Fund without penalty upon 60 days' prior written notice by the Board of Trustees, by vote of a majority, as defined by the 1940 Act, of the outstanding voting securities of the respective Fund, or by the Adviser upon 60 days' prior written notice. The Investment Advisory Agreement became effective as of June 6, 2006, and continues in effect from year to year (after an initial two-year term) if the continuance is approved annually by the Board of Trustees (including a majority of the Independent Trustees) by vote cast in person at a meeting called for the purpose of voting on such continuance. The Investment Advisory Agreement provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules under that Act. The same term and termination provisions apply to the Adviser's Sub-Advisory Agreement with Spectrum, although termination of that Sub-Advisory Agreement also may be effected by action of the Adviser (upon 60 days prior written notice to the Sub-Adviser).

      The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Adviser and any partner, director/trustee, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Trust of the Adviser or any partner, director/trustee, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person's willful misfeasance, bad faith, gross negligence or reckless disregard of duty. The Sub-Advisory Agreement provides for substantially similar exculpation and indemnification rights in favor of the Sub-Adviser.

      The Investment Advisory Agreement was approved by the initial Shareholder of the Fund on May 12, 2006 and by the Board of Trustees most recently on June 6, 2006. In approving the Investment Advisory Agreement in June 2006, the Board of Trustees considered the terms of the Agreement, including the structure of the Management Fee, and the resources and experience of the Adviser, its affiliates and the individuals dedicated to the Trust's investment program. In doing so, the Trustees compared competitive prices for comparable services, reviewing fee information for a variety of investment funds similar in structure to the Fund. Among other things, the Trustees determined the Adviser's fees were competitive to those charged by investment advisers to similar funds (when, if applicable, the fees charged to those other funds were adjusted to reflect the effects of the incentive compensation to which certain of those funds were subject) and the Fund's expected expense ratio was reasonable given the Fund's expected net assets. The Trustees also noted that the Adviser's affiliation with Citigroup offered assurances as to its institutional stability. As to economies of scale, it was noted that it was too early to warrant evaluation of whether benefits relating to the Fund's size were being shared properly between the Adviser and the Shareholders. The Trustees also determined the Adviser's resources and experience were satisfactory overall, and that sufficient resources and personnel would be assigned to the Adviser's management of the Fund. Accordingly, they concluded continuing the Investment Advisory Agreement served the interests of the Fund and the Shareholders.

      The Fund may invest up to 25% of its total assets in shares of its MBS Subsidiary. The Adviser also is responsible for the day-to-day business and management of investments of the MBS Subsidiary pursuant to an investment advisory agreement with the subsidiary. Under this agreement, the Adviser provides the MBS Subsidiary with the same type of management and advisory services, under substantially the same terms, as are provided to the Fund. The advisory agreement with the Subsidiary provides for automatic termination upon the termination of the Advisory Agreement with respect to the Fund.

      The Sub-Advisory Agreement was approved by the initial Shareholder of the Fund on May 12, 2006 and by the Board of Trustees most recently on June 6, 2006. The Trustees noted that the fees paid to the Sub-Adviser are paid by the Adviser and do not increase the advisory fees borne directly by the Fund. The Trustees concluded that the Sub-Advisory Agreement serves the interest of the Fund and the Shareholders. (A number of the factors evaluated by the Trustees in considering the Advisory Agreement were found not to be additionally relevant in respect of the Sub-Advisory Agreement, principally because the payments in question had been separately evaluated in respect of the Advisory Agreement.)

                                     VOTING

      A meeting of Shareholders may be called by the Board of Trustees or by Shareholders of the Trust or the Fund, as the case may be, holding at least a majority of the total number of votes eligible to be cast. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of Trustees, approval of the Investment Advisory Agreement, and on certain other matters. Each Share of the Fund is entitled to one vote for each dollar of net asset value represented by the Share and a proportionate fraction of a vote for each fraction of a dollar of net asset value. Shareholders will not be entitled to cumulative voting in the election of Trustees or any other matter. Voting with respect to the election of Trustees and certain other matters affecting the Trust as a whole (i.e., not just the Fund or another Series of the Trust's interests) is conducted on a Trust-wide basis. Notwithstanding their ability to exercise their voting privileges, Shareholders, in their capacity as such, are not entitled to participate in the management or control of the Trust's business and may not act for or bind the Trust or the Fund.

                                  OTHER MATTERS

      The Adviser, the Sub-Adviser and its or their affiliates (and the directors/trustees, officers and employees of any of these) may buy and sell securities or other investments for their own accounts, and may have conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by these parties that are the same, different from or made at different times from positions taken for the Fund. To lessen the possibility that the Fund will be adversely affected by this personal trading, the Trust, the Adviser and the Sub-Adviser have adopted codes of ethics (the "Codes of Ethics") in compliance with Section 17(j) of the 1940 Act that restrict securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund's portfolio transactions. The Code of Ethics for the Trust and the Adviser and the separate Code of Ethics for the Sub-Adviser can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Each Code of Ethics also is available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.

      Neither the Adviser and its affiliates nor the Sub-Adviser and its affiliates will purchase securities or other property from, or sell securities or other property to, the Fund except that the Fund may, in accordance with rules under the 1940 Act, engage in transactions with accounts that are affiliated with the Trust as a result of common officers, directors/trustees, advisers or managing general partners. These transactions would be effected in circumstances in which the Adviser (or Sub-Adviser as the case may be) determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

      Personnel of the Adviser and Sub-Adviser (including the portfolio managers for the Fund identified above) serve as portfolio managers to certain clients and registered and unregistered investment companies that may utilize an investment program that is substantively similar to that of the Fund. In addition, the Adviser and Sub-Adviser currently serve, or may in the future serve, as investment adviser or sub-adviser to other registered investment companies, unregistered investment companies or accounts (including proprietary accounts), some of which provide for incentive compensation (such as performance fees). Consequently, the Adviser's and Sub-Adviser's investment management activities may present conflicts between the interests of the Fund and those of the Adviser or Sub-Adviser, as the case may be, and, potentially, among the interests of various accounts managed by the Adviser or Sub-Adviser, as the case may be, principally with respect to allocation of investment opportunities among similar strategies. Certain conflicts specific to the portfolio managers of the Fund are described above under the heading "Management of the Trust--The Portfolio Managers."

      Future investment activities of the Adviser, the Sub-Adviser and its or their affiliates and its or their principals, partners, director/trustees, officers or employees may give rise to conflicts of interest other than those described above.

                                    BROKERAGE

      Each of the Adviser and Sub-Adviser is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for the Fund and for other funds or accounts managed by the Adviser or Sub-Adviser, as the case may be. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets (in which a substantial portion of the Fund's transactions are expected to occur), but the prices of those securities include undisclosed commissions or mark-ups.

      In selecting brokers and dealers to effect transactions on behalf of the Fund, the Adviser and Sub-Adviser will seek to obtain the best price and execution for the transactions, taking into account such factors as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm's risk in positioning a block of securities. The Adviser and Sub-Adviser will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

      Consistent with seeking best price and execution, the Adviser and Sub-Adviser may place brokerage orders with brokers (including affiliates) that may provide the Adviser and its affiliates (or Sub-Adviser and its affiliates, as the case may be) with supplemental research, market and statistical information ("soft dollar items"), including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Adviser and Sub-Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Adviser or its affiliates (or Sub-Adviser and its affiliates, as the case may be) in providing services to clients other than the Fund. In addition, not all of the supplemental information is used by the Adviser and Sub-Adviser in connection with the Fund. Conversely, the information provided to the Adviser and Sub-Adviser by brokers and dealers through which other clients of the Adviser and its affiliates (or Sub-Adviser and its affiliates, as the case may be) effect securities transactions may be useful in providing services to the Fund.

      In accordance with provisions of the 1940 Act, an affiliate of the Adviser (or Sub-Adviser, as the case may be) may effect brokerage transactions for the Fund. The Board of Trustees has adopted procedures designed to ensure that commission rates paid in such event will be fair and reasonable within the meaning of the 1940 Act.

      Section 28(e) of the Securities Exchange Act of 1934, as amended, specifically permits the use of research-related soft dollar items in the manner described above. Soft dollar items that are not research-related are, however, outside the Section 28(e) "safe harbor." Soft dollars not generated through agency transactions in securities (for example, those generated with respect to certain types of derivatives transaction) are also outside the Section 28(e) safe harbor. Although there is no current intent to do so, the Adviser (or any sub-adviser, as the case may be) may receive soft dollar items outside the safe harbor.

                                  ADMINISTRATOR

      The Trust has retained the Administrator, U.S. Bancorp Fund Services, LLC, whose principal business address is 615 East Michigan Street, Milwaukee, WI 53202, to provide certain administrative and investor services to the Trust. Under the terms of an administration agreement entered into between the Trust and the Administrator (the "Administration Agreement"), the Administrator is responsible, directly or through its agents, for, among other things: (1) computing and disseminating the net asset value of the Fund in accordance with the Trust Agreement; (2) preparing the annual financial statements of the Trust, as well as quarterly reports regarding the Fund's performance and net asset value; and (3) performing additional services, as agreed upon, necessary in connection with the administration of the Trust and the Fund.

      The Administrator is paid a monthly Administrative Fee calculated as a percentage of the net assets of the Fund, which fee provides for "breakpoints" (or fee reductions) at increasing asset levels. The Administrator is also reimbursed by the Trust for out-of-pocket expenses (including out-of-pocket expenses of any third party retained to assist the Administrator) relating to services provided to the Trust. To the extent that Administrative Fees are based on net assets within the MBS Subsidiary, the value of the MBS Subsidiary shares owned by the Fund will not be included in the calculation of Administrative Fees. The Administrative Fee may be renegotiated from time to time between the parties. The Administration Agreement may be terminated at any time by either party upon not less than 60 days' written notice.

      The Administration Agreement provides that the Administrator, subject to certain limitations, will not be liable to the Trust, to the Fund or to Shareholders for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of the Administrator or its agents. In addition, under the Administration Agreement, the Trust agrees to indemnify the Administrator from and against any and all liabilities and expenses whatsoever arising out of the Administrator's actions under the Administration Agreement, other than liability and expense arising out of the Administrator's fraud, gross negligence or willful default or misconduct.

                          CUSTODIAN AND TRANSFER AGENT

      U.S. Bank National Association, a national banking association organized and existing under the laws of the United States of America, serves as the Custodian of the assets of the Trust, and may maintain custody of such assets with U.S. subcustodians and foreign custody managers (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Trustees. Assets of the Trust are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, subcustodian or foreign custody manager in a securities depository, clearing agency or omnibus customer account. The Custodian is paid a monthly Custody Fee calculated as a percentage of the net assets of the Fund. To the extent that Custody Fees are based on net assets within the MBS Subsidiary, those assets will not also be included in the calculation of Custody Fees for the Fund. The Custodian's principal business address is 425 Walnut Street, Cincinnati, OH 45202. U.S. Bank National Association also serves as the custodian of all assets held by the Fund's MBS Subsidiary. It does so pursuant to a separate custody agreement that provides for protections substantially similar to those in the Fund's own custody agreement with U.S. Bank National Association.

      U.S. Bancorp Fund Services, LLC, a limited liability company formed under the laws of the State of Wisconsin, serves as Transfer Agent with respect to subscription monies received from prospective investors in advance of dates when Shares may be subscribed for and monies may be transmitted to the Trust. The Transfer Agent is also responsible for maintaining a list of Shareholders and generally performing any actions related to the issuance, repurchase and transfer of Shares and accepting payment for Shares. The Transfer Agent serves as the Fund's dividend disbursing agent. The Transfer Agent's principal business address is 615 East Michigan Street, Milwaukee, WI 53202.

      In consideration of the transfer services provided by the Transfer Agent, the Fund pays the Transfer Agent a monthly fee based on the number of shareholder accounts serviced. The Transfer Agent Fee is paid out of and reduces the Fund's net assets.

                                 TRUST EXPENSES

      The Adviser bears all of its own costs incurred in providing investment advisory services to the Fund, including travel and other expenses related to the selection and monitoring of the Fund's investments. As described below, however, the Fund bears all other expenses related to its investment program. The Adviser also provides, or will arrange at its expense, for certain management and administrative services to be provided to the Trust and the Fund. Among those services are: providing office space and other support services, and maintaining and preserving certain records. The Administrator will coordinate payment of the Trust's expenses.

      In consideration of the services provided by the Administrator, the Custodian and the Transfer Agent to the Trust, the Trust pays the Administrator the Administrative Fee, the Custodian the Custody Fee and the Transfer Agent the Transfer Agent Fee and also reimburses the out-of-pocket expenses of these parties related to services provided to the Trust. These fees and the reimbursement of out-of-pocket expenses are an expense out of the Fund's assets and are reflected in reductions to the net asset value attributable to each Shareholder's Shares.

      Expenses borne by the Fund include, without limitation:

      o all expenses related to its investment program, including, but not limited to, all costs and expenses directly related to portfolio transactions and positions for the Fund's account, such as direct and indirect expenses associated with the Fund's investments, and enforcing the Fund's rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, accountants, attorneys and experts, which may be retained to provide due diligence or similar services with respect to potential investments or for other purposes), fees and disbursements of any third party vendor performing tax compliance services and brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

      o     any non-investment related interest expense;

      o attorneys' fees and disbursements associated with preparing and updating the Offering Materials and preparing and reviewing subscription documents and other legal agreements relating to the Fund;

      o fees and disbursements of any accountants engaged by the Fund, and expenses related to the annual audit of the Fund;

      o     fees   paid   and   out-of-pocket   expenses   reimbursed   to   the
            Administrator, the Custodian and the Transfer Agent;

      o     record-keeping, custody fees and expenses;

      o the costs of errors and omissions/trustees' and officers' liability insurance and a fidelity bond;

      o     the Management Fee;

      o the costs of preparing and distributing updated Offering Materials, reports, financial statements and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders (but not to prospective investors, which costs, unless specifically related to implementing the Fund's investor eligibility requirements, will be borne by the Adviser or by a Placement Agent);

      o the costs of tax return and reporting preparation, review and distribution to Shareholders;

      o fees of Independent Trustees and travel expenses of Trustees relating to meetings of the Board of Trustees and committees thereof;

      o all other costs of holding meetings of the Board of Trustees and committees thereof and of holding meetings of Shareholders (unless any such meeting of Shareholders is called by the Adviser or any of its affiliates);

      o all costs and charges for equipment or services used in communicating information regarding the Fund's transactions among the Adviser and any custodian or other agent engaged by the Fund; and

      o any extraordinary expenses, including indemnification expenses as provided for in the Trust Agreement.

      Certain of the Trust's and the Fund's organizational expenses were borne by the Adviser. The remainder of those expenses were borne by the Fund as of October 2006 as certain minimum asset size targets were met within a period of twelve months and one day from the date of the initial public subscription of Shares (the "Initial Closing Date"). Expenses related to the initial offering of the Shares are borne by the Fund, amortizing over a twelve-month period following the Initial Closing Date.

      The Fund may invest up to 25% of its total assets in shares of its MBS Subsidiary. The Fund's MBS Subsidiary will bear fees and expenses incurred in connection with the administration, custody, transfer agency, legal and audit services that it receives. As the sole shareholder of the MBS Subsidiary, the Fund will bear these fees and expenses indirectly; however, it also is anticipated that the Fund's own expenses will be reduced to some extent as a result of the payment of these expenses at the level of its subsidiary. It therefore is expected that the Fund's investment in the MBS Subsidiary will not result in the Fund paying duplicative fees for similar services provided to both the Fund and its subsidiary.

                                 MANAGEMENT FEE

      In consideration of the advisory and other services provided by the Adviser, the Fund pays the Adviser a Management Fee equal to 0.75% of its net assets on an annualized basis. The Management Fee is paid out of and reduces the Fund's net assets. Net assets for these purposes mean the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund. The Management Fee is computed based on the net assets of the Fund as of the end of business on the last business day of each month, after adjustment for any subscriptions made at the beginning of that month, is accrued monthly in arrears, and paid generally within 20 business days after the end of the quarter. The Adviser may from time to time, at its discretion, reduce all or a portion of its Management Fee and if necessary bear certain expenses associated with operating the Fund. To the extent the Adviser does so, the Fund may be obligated to reimburse the Adviser all or a portion of the previously waived fees and/or expenses (subject to a three-year recapture window).

      The Fund may invest up to 25% of its total assets in shares of the Fund's MBS Subsidiary, which has entered into a separate contract with the Adviser for the management of the subsidiary's investment portfolio pursuant to which the subsidiary pays the Adviser a management fee which, collectively with the Management Fee paid at the Fund level, will not exceed 0.75% of the Fund's net assets on an annualized basis. The Adviser has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the MBS Subsidiary, such that no additional management fees will be borne by the Fund as a result of its investment in the MBS Subsidiary. This undertaking will continue in effect for so long as the Fund invests in the subsidiary, and may not be terminated by the Adviser unless the Adviser first obtains the prior approval of the Trust's Board of Trustees for such termination. The rate of the management fee paid directly or indirectly by the Fund, calculated by aggregating the fees paid to the Adviser by the Fund (after the waiver described above) and the MBS Subsidiary, may not increase without the prior approval of the Board and a majority of the Fund's Shareholders.

      The fee payable to Spectrum in consideration for its services as Sub-Adviser is paid by the Adviser at no cost to the Fund. That fee is accrued monthly and amounts to approximately 0.20% on an annualized basis of that portion of the Fund's net assets subject to Spectrum's discretionary management for the period, and is paid quarterly.

                               DISTRIBUTION POLICY

Dividends

      The Fund expects to make distributions necessary to maintain its qualification as a regulated investment company under the Code and to avoid corporate-level federal income tax. The Fund also expects to make distributions at such times and in such amounts as to avoid the imposition of federal excise tax. However, it is possible that some excise tax will be incurred and, although not currently anticipated, there are circumstances in which the Fund may elect not to make the distributions necessary to avoid this tax. The Fund intends to distribute net investment income monthly and realized net capital gains, if any, at least annually.

Automatic Dividend Reinvestment Plan

      Pursuant to the Fund's automatic dividend reinvestment plan (the "Plan"), unless a Shareholder is ineligible or otherwise elects, all distributions of dividends and capital gains will be automatically reinvested by the Fund in additional Shares of the Fund. Election not to participate in the Plan and to receive all dividends and capital gain distributions in cash may be made in a Shareholder's Subscription Agreement or otherwise by notice, including instructions to so inform the Fund, to the Transfer Agent as set forth under "Inquiries and Financial Information" below.

      After the Fund declares a dividend or determines to make a capital gain distribution, participants will be issued additional Shares at their net asset value on the relevant payment date for the dividend or distribution. Notice of each such Share transaction will be furnished as soon as practicable but not later than sixty (60) days after the date thereof, together with information relevant for personal and tax records. It is expected that the Fund will declare and pay investment income dividends monthly to Shareholders of record on the relevant dividend declaration date(s).

      In the case of persons, such as banks, brokers or nominees, which hold Shares for others who are the beneficial owners, the Plan will be administered on the basis of the number of Shares certified from time to time by the record holders as representing the total amount registered in the record holder's name and held for the account of beneficial owners who are participants in the Plan. Shareholders who intend to hold their shares through a broker or nominee should contact such broker or nominee to determine whether or how they may participate in the Plan.

      There is no charge to participants for reinvesting dividends or capital gain distributions through the Plan. Any fees associated with the handling of the reinvestment of dividends and distributions will be paid by the Fund. The Fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to all affected Shareholders at least 90 days before the record date for the dividend or distribution. The automatic reinvestment of dividends and distributions will not relieve participants of any U.S. federal income tax that may be payable on such dividends or distributions. See "Tax Aspects."

                               NET ASSET VALUATION

      The Trust expects to compute the Fund's net asset value as of the last business day of each month within 10 business days of the last day of the month. In determining the Fund's net asset value, the Trust values the investments of the Fund as of such month-end.

      The net asset value of the Fund equals the value of the assets of the Fund, less all of its liabilities, including accrued fees and expenses. The net asset value per Share of the Fund equals the net asset value of the Fund divided by the number of its outstanding Shares. The Board of Trustees has approved procedures pursuant to which certain of the Fund's investments (i.e., those for which market or dealer quotations are not readily available or deemed not reliable) are valued at fair value. As described following the bullet point list below, these procedures include special provisions for investments in private investment funds. As a general matter, the fair value of an investment represents the amount that the Fund could reasonably expect to receive on disposition of the investment.

      The Fund generally will value its assets as follows:

      o U.S. exchange listed and NASDAQ traded equity securities (other than options) will be valued at their closing sale prices as reported on the exchange on which those securities are primarily traded. If no sales of those securities are reported on a particular day, the securities will be valued based upon their bid prices for securities held long, or their ask prices for securities held short, as reported by those exchanges. Securities traded on a non-U.S. securities exchange will be valued at their closing sale prices on the exchange on which the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Listed options will be valued at their bid prices (or ask prices in the case of listed options held short) as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from independent pricing services or one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Trustees.

      o Debt securities (other than convertible debt securities) will be valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Board of Trustees will regularly monitor the methodology and procedures used in connection with valuations provided by the pricing service. Debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost, so long as this method of valuation continues to be believed by the Board of Trustees to represent fair value.

      o If, in the view of the Adviser (or Sub-Adviser, as the case may be), the bid price of a listed option or debt security (or ask price, in the case of any such security held short) does not fairly reflect the market value of the security, a valuation committee, comprised, among others, of at least one Trustee, may be convened to adopt procedures to be used to value the security at fair value, subject to the oversight of the valuation committee.

      o All assets and liabilities initially expressed in non-U.S. currencies will be converted into U.S. dollars using non-U.S. exchange rates provided by a pricing service compiled as of 12:00 noon, New York time. Trading in non-U.S. securities generally is completed, and the values of non-U.S. securities are determined, prior to the close of securities markets in the United States. Non-U.S. exchange rates are also determined prior to such close. On occasion, the values of non-U.S. securities and exchange rates may be affected by significant events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When an event materially affects the values of securities held by the Fund or its liabilities, the securities and liabilities will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Trustees.

      The Board of Trustees has approved procedures pursuant to which the Fund's investments in private investment funds (for this purpose, "Investment Funds") are valued at fair value. In accordance with these procedures, fair value as of each month-end ordinarily is the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund's valuation policies and reported at the time of the Fund's valuation. As a general matter, the fair value of the Fund's interest in an Investment Fund represents the amount that the Fund could reasonably expect to receive from an Investment Fund if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. In the unlikely event that an Investment Fund does not report a month-end value to the Fund on a timely basis, the Fund would determine the fair value of such Investment Fund based on the most recent value reported by the Investment Fund, as well as any other relevant information available at the time the Fund values its portfolio. Prior to investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser believes to be reasonably appropriate and otherwise consistent with industry standards. Although procedures approved by the Board of Trustees provide that the Adviser will review the valuations provided by the investment managers to the Investment Funds, neither the Adviser nor the Board of Trustees will be able to confirm independently the accuracy of valuations provided by such investment managers (which are unaudited).

      The Fund's valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its portfolio. The Adviser and/or the Board of Trustees will consider such information, and may conclude in certain circumstances that the information provided by the investment manager of an Investment Fund does not represent the fair value of the Fund's interests in the Investment Fund. In the absence of specific transaction activity in interests in a particular Investment Fund, the Fund will consider whether it is appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision would be made in good faith, and subject to the review and supervision of the Board of Trustees.

      The Fund may invest up to 25% of its total assets in shares of its MBS Subsidiary. Like the Fund, the value of shares of the MBS Subsidiary will fluctuate with the value of the subsidiary's portfolio investments. The MBS Subsidiary prices its portfolio investments at the same time as the Fund and pursuant to the same pricing and valuation methodologies and procedures used by the Fund. The Fund values its investment in shares of the MBS Subsidiary at the prices for such shares reported by the subsidiary on each business day as of which the Fund values its own portfolio.

      The valuations reported by the investment managers to the Investment Funds, upon which the Trust calculates the Fund's month-end net asset value and net asset value per Share, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Investment Funds are audited by those Investment Funds' independent registered public accountants and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the investment managers or revisions to net asset value of an Investment Fund adversely affect the Fund's net asset value, the outstanding Shares of the Fund will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a net asset value per Share higher than the adjusted amount. Conversely, any increases in the net asset value per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the holders of the outstanding Shares of the Fund and to the detriment of Shareholders who previously had their Shares repurchased at a net asset value per Share lower than the adjusted amount. New Shareholders may be affected in a similar way, because the same principles apply to the purchase of Shares.

      Expenses of the Fund, including the Management Fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value. The Board of Trustees may cause appropriate reserves for the Fund to be created, accrued and charged against net assets (and, therefore, the Fund's net asset value). Reserves will be in such amounts (subject to increase or reduction) that the Board of Trustees may deem necessary or appropriate. Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net assets if the Board of Trustees' or the Adviser's or Sub-Adviser's judgments regarding appropriate valuations should prove incorrect.

                              CONFLICTS OF INTEREST

      As a diversified global financial services firm, Citigroup (including, for purposes of this discussion, its subsidiaries and other affiliates) engages in a broad spectrum of activities, including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions, and other activities. In the ordinary course of business, Citigroup engages in activities in which Citigroup's interests or the interests of its clients may conflict with the interests of the Fund or its Shareholders. The discussion below sets out such conflicts of interest that may arise; conflicts of interest not described below may also exist. No assurance can be given that any conflicts of interest will be resolved in favor of the Fund or its Shareholders. In acquiring Shares, a Shareholder will be deemed to have acknowledged the existence of potential conflicts of interest relating to Citigroup and to the Fund's operating in the face of those conflicts.

      Spectrum, as a business unit of the Principal Financial Group, Inc. (which like Citigroup is a diversified financial services firm), is subject to similar conflicts of interest in respect of the Fund and its Shareholders as are described below. References to Citigroup or the Adviser throughout this conflicts discussion therefore should be understood as either references to Citigroup or the Adviser or, as the context may require, Spectrum or the Principal Financial Group, Inc.

      Transactions by Citigroup--Citigroup may pursue acquisitions of assets and businesses and identification of an investment opportunity in connection with its existing businesses or a new line of business without first offering the opportunity to the Fund. Such an opportunity could include a business that competes with the Trust or the Fund or an issuer of securities in which the Fund has invested or proposes to invest.

      Compensation for Services--Citigroup may seek to perform investment banking and other financial services for, and will receive compensation from an issuer of securities in which the Fund has invested or proposes to invest, or other parties in connection with transactions related to those investments or otherwise. This compensation could include financial advisory fees, as well as underwriting or up-front sales charges, financing or commitment fees and brokerage fees. Investment banking and other financial services compensation will not be shared with the Fund or its Shareholders and may be received before the Fund realizes a return on its investment. Citigroup may have an incentive to cause investments to be made, managed or realized in seeking to advance the interests of a client other than the Fund or its Shareholders or to earning compensation. Citigroup may also effect brokerage transactions for the Fund. The Adviser has, however, established procedures, including information barriers, designed to insulate its activities on behalf of the Fund from those of Citigroup.

      Citigroup's Asset Management Activities--Citigroup conducts a variety of asset management activities, including sponsoring unregistered investment funds as well as other investment funds registered under the 1940 Act, and in that capacity is subject to the 1940 Act and its regulations. Those activities also include managing assets of employee benefit plans that are subject to ERISA and related regulations. Citigroup's investment management activities may present conflicts if the Fund and these other investment or pension funds either compete for the same investment opportunity or pursue investment strategies counter to each other.

      Voting Rights in Private Funds--From time to time, an issuer of securities in which the Fund has invested may seek the approval or consent of its investors (including the Fund) in connection with certain matters. In such a case, the Adviser will have the right to vote in its discretion the interest in the issuer held by the Fund, on behalf of the Fund. The Adviser will consider only those matters it considers appropriate in taking action with respect to the approval or consent. Business relationships may exist between the Adviser and its affiliates, on the one hand, and the issuer and its affiliates, on the other hand, other than as a result of the Fund's investment. As a result of these existing business relationships, the Adviser may face a conflict of interest acting on behalf of the Trust, the Fund and its Shareholders.

      The Fund may, for regulatory reasons such as to achieve compliance with U.S. bank holding company laws or avoid potential affiliation issues, limit the amount of voting securities it holds in any particular issuer, and may as a result hold all or a substantial portion of its interests in non-voting form. This may from time to time entail the Fund subscribing for a class of securities that is not entitled to vote or contractually waiving voting rights.

      Client Relationships--Citigroup has existing and potential relationships with a significant number of corporations and institutions. In providing services to its clients and the Fund, Citigroup may face conflicts of interest with respect to activities recommended to or performed for the clients, the Fund, and/or its Shareholders. In addition, these client relationships may present conflicts of interest in determining whether to offer certain investment opportunities to the Fund.

      Diverse Ownership; Relationships with Shareholders--The Shareholders are expected to include entities organized under U.S. law and in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Fund. The conflicting interests of individual Shareholders may relate to or arise from, among other things, the nature of investments made by the Fund, the structuring of the acquisition of investments of the Fund, and the timing of disposition of investments. This structuring of the Fund's investments and other factors may result in different returns being realized by different Shareholders. Conflicts of interest may arise in connection with decisions made by the Adviser, including decisions with respect to the nature or structuring of investments that may be more beneficial for one Shareholder than for another, especially with respect to Shareholders' individual tax situations. In selecting the Fund's investments, the Adviser will consider the investment and tax objectives of the Fund as a whole, not the investment, tax or other objectives of any Shareholder individually.

      Relationship with Adviser, Placement Agents and Selling Agents--The Adviser is an indirect wholly owned subsidiary of Citigroup, and the Placement Agents or Selling Agents may also be affiliates of Citigroup and the Adviser. The Board of Trustees believes that the Management Fee paid to the Adviser and the up-front sales charges charged by the Placement Agents are competitive with rates generally charged by unaffiliated entities. There are also certain ongoing payments to Placement Agents made by the Adviser or its affiliates from its or their own resources. The Selling Agents are paid by the Placement Agents. Thus, the Placement Agents or Selling Agents and their registered representatives may have a conflict, when advising investors and prospective investors, between their interest in advising such persons for the benefit of such investors and their interest in receiving or continuing to receive such compensation.

      Related Funds--The personnel of the Adviser provide advisory services to various other funds. Conflicts of interest may arise for the Adviser in connection with certain transactions involving investments by the Fund and investments by other funds advised by the Adviser, or sponsored or managed by the Adviser or Citigroup. Conflicts of interest may also arise in connection with investments in the Fund by other funds advised or managed by the Adviser or Citigroup. Such conflicts could arise, for example, with respect to the timing, structuring and terms of such investments and the disposition of them. The Adviser or an affiliate may determine that an investment is appropriate for a particular client or for itself or its officers, directors/trustees, members or employees, but that the investment is not appropriate for the Fund. Situations also may arise in which the Adviser or an affiliate, or their clients, has made investments that would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Adviser, its affiliates and any of their respective officers, directors/trustees, members or employees may disadvantage the Fund in certain situations, if, among other reasons, the investment activities limit the Fund's ability to invest in a particular investment.

      Other Advisory Clients--The Adviser or its affiliates provide investment management services to other clients, and may do so regardless of whether the investment policies of those clients are similar to or differ from, those of the Trust or either Fund. In addition, the Adviser or its affiliates may give advice and take action in the performance of their duties to clients that may differ from advice given, or the timing and nature of action taken, with respect to the Fund. Neither the Adviser nor its affiliates will have any obligation to purchase or sell, or recommend for purchase or sale, for the account of the Fund any investment or other property that the Adviser or its affiliates may purchase or sell, or recommend for purchase or sale, for its own account or the account of any other client, including the account of Citigroup or its affiliates. By reason of investment banking, investment, lending and other activities, Citigroup or its affiliates may from time to time acquire privileged and/or confidential information about corporations or other entities and their securities and such entities will not be free to divulge such information to the Adviser, the Trust or to either Fund or to otherwise act upon it.

      Management of the Trust--Personnel of the Adviser and its affiliates will devote such time as the Adviser and its affiliates, in their discretion, deem necessary to carry out the operations of the Trust and the Fund effectively. Officers and employees of the Adviser and its affiliates will also work on other projects for Citigroup and its other affiliates (including other clients served by the Adviser and its affiliates), and conflicts of interest may arise in allocating management time, services or functions among the affiliates.

      Indemnities--Pursuant to the various agreements with the Fund, the Adviser, the Placement Agents and certain of the affiliates of each of these are entitled to indemnities from the Fund for certain liabilities, costs and expenses they incur in respect of the Fund.

      Determination of Fair Value--In determining the fair value of its assets not traded on regulated exchanges, subject to procedures adopted by the Board of Trustees, the Fund will typically rely on values provided by the Adviser. The Adviser and will face a conflict of interest in valuing such securities because these values will affect the Adviser's compensation and performance record.

      Adverse Interests with Respect to Tender Option Bond Programs--Because of the possibility of investing in securities of a single issuer that are potentially adverse to each other, the Fund's investments in securities of TOB Issuers present special potential conflicts. With regard to TOB Programs, conflicts of interest could arise for example, through the Fund's acquisition of Floating Rate Certificates and the acquisition by other funds or clients advised by the Adviser, or sponsored or managed by the Adviser or Citigroup, of Residual Certificates issued by the same TOB Issuer. Alternatively (and less likely given the Fund's limited expected investments in these instruments), the Fund may acquire Residual Certificates while such other funds or clients acquire Floating Rate Certificates of the same TOB Issuer. The potentially adverse relationship between a TOB Issuer's Floating Rate Certificate holders and the Residual Certificate holders is described above under "Types of Investments and Related

Risks--Residual Certificate Risk." Although the Fund has adopted certain procedures in respect of these conflicts, there can be no guarantee that all potential disadvantage to the Fund will be mitigated.

                        DISCLOSURE OF PORTFOLIO HOLDINGS

      The Fund's portfolio holdings are made public, as required by law, in the Fund's annual and semi-annual reports. These reports are filed with the SEC and mailed to Shareholders approximately 60 days after the last day of the relevant period. (In addition, these reports are available upon request.) Also as required by law, the Fund's portfolio holdings are reported to the SEC approximately 60 days after the last day of the Fund's first or third fiscal quarterly period. Selected holdings, as well as certain statistical information relating to portfolio holdings, such as asset-class breakdowns or performance, is made available to Shareholders in their quarterly letter from the Fund, which generally is sent 30 days following the end of the relevant quarter. As should be clear, because the Fund considers current portfolio holding information proprietary, such information is typically withheld for some time before being made public.

      When authorized by appropriate executive officers of the Fund, portfolio holdings information may be given more frequently than as just described to third-party service providers and certain affiliated persons of the Fund. As of the date of this registration statement, in addition to the Adviser and Sub-Adviser and their personnel, these persons are limited to the Administrator and the Custodian (full portfolio daily, no lag), Standard & Poor's Rating Services, a third-party credit analyst retained to rate the Fund's credit worthiness (full portfolio monthly, 10-day lag), internal and external accounting personnel (full portfolio daily, no lag), and the Fund's independent registered public accounting firm. Finally, on occasion the Fund may disclose one or more individual holdings to pricing or valuation services or securities dealers for assistance in considering the valuation of the relevant holdings. In such cases, the information provided is subject to limitations on use intended to prohibit the recipient from trading on or inappropriately further disseminating it. As part of the internal policies and procedures, conflicts between the interests of the Shareholders and those parties receiving portfolio information will be considered. In addition to the Fund's policies and procedures in this area, a number of fund service providers maintain their own written procedures limiting use and further transmission of portfolio holdings information disclosed to them. Neither the Trust nor the Adviser (nor its affiliates) receives any compensation in connection with the disclosure of information to these parties, and all such arrangements are pursuant to general guidelines approved by the Board of Trustees, which has determined that they are appropriate and in the best interest of Shareholders. These policies and procedures will be reviewed by the Trustees on an annual basis, for adequacy and effectiveness, in connection with the Trust's compliance program under Rule 38a-1 under the 1940 Act; and related issues will be brought to the attention of the Trustees on an as appropriate basis.

      Additionally, the Adviser or Sub-Adviser (or its or their personnel) from time to time may comment to the press, Shareholders, prospective investors or investor fiduciaries or agents (orally or in writing) on one or more of the Fund's portfolio securities or may state that the Fund recently acquired or disposed of interests in a particular issuer. This commentary also may include such statistical information as industry, country or asset-class exposure, credit quality information, specialized financial characteristics (alpha, beta, maturity, sharpe ratio, standard deviation, default rate, etc.), price comparisons to various measures, portfolio turnover and the like. No comments may be made, however, if likely to permit, in the sole judgment of the Adviser, inappropriate trading of Shares or of portfolio securities of the Fund.

                            SUBSCRIPTIONS FOR SHARES

Subscription Terms

      The Fund accepts initial and additional subscriptions for Shares as of the first day of each calendar month, except that the Fund may offer Shares more frequently from time to time. Any amounts received in advance of the initial or subsequent closings will be placed in an account of the Fund with the Transfer Agent prior to their investment in the Fund. The Fund, and not any particular investor, will receive any interest earned in such account. The investor must also submit a completed Subscription Agreement and any other required documentation before the applicable subscription date, which must be received by the Transfer Agent at least seven calendar days prior to the proposed subscription date (or, if any such date is not a business day, the immediately preceding business day). The Fund reserves the right to reject any subscription for Shares, and the Transfer Agent may, in its sole discretion, suspend subscriptions for Shares at any time and from time to time. To assist the Fund in meeting its "know your customer" obligations, subscriptions generally will be accepted only from investors having brokerage accounts with an approved Placement Agent or Selling Agent (the "brokerage accounts"), and are subject to the receipt of cleared funds from such account, prior to the applicable subscription date and in the full amount of the subscription. Cleared funds must be available in such account no later than two business days prior to the particular subscription date. Although the Transfer Agent may accept, in its sole discretion, a subscription prior to receipt of cleared funds, no Shares will be sold until cleared funds have been received. The Transfer Agent has been delegated by the Board of Trustees the authority to make certain determinations with respect to subscriptions for Shares. See "Transfer Agent."

      Shares were issued at the Initial Closing Date at $10 per Share, and Shares offered thereafter are offered at the net asset value per Share, and each Share subscribed for represents a capital investment in the Fund in that amount. The minimum initial investment in the Fund from each investor is $50,000 (net of any up-front sales charges described below), and the minimum additional investment in the Fund is $10,000. Minimum investments may be reduced by the Transfer Agent with respect to individual investors or classes of investors (for example, with respect to certain key employees, officers or directors/trustees of the Trust, the Adviser or their affiliates). The Board of Trustees may, in its discretion, cause the Fund to repurchase a Shareholder's entire interest in the Fund (i.e., all Shares of the Fund held by the Shareholder) if the Shareholder's investment balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $50,000.

      Purchases of Shares will be payable in one installment and may be debited directly by any approved Placement Agent or Selling Agent, on behalf of the Fund, from an investor's brokerage account (unless other arrangements are permitted by the Transfer Agent). Although the Fund may accept contributions of securities in the sole discretion of the Transfer Agent, the Fund has no intention at present of doing so. If the Fund chooses to accept a contribution of securities, the securities would be valued in the same manner as the Fund values its other assets.

      Each new Shareholder must agree to be bound by all of the terms of the Trust Agreement. Each potential investor must also represent and warrant in a Subscription Agreement, among other things, that the investor is purchasing Shares for his, her or its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Shares. Certain representations required of prospective investors by the Fund's subscription documentation are described in Appendix A to this Prospectus.

      Following the receipt of the initial subscriptions for Shares under this Prospectus, the Board of Trustees may determine to liquidate the Trust or the Fund. Factors that would cause the Board of Trustees to make such a determination may include unexpectedly low numbers of initial subscriptions or significant changes in market conditions affecting the instruments in which the Fund proposes to invest, in each case to the extent the same would materially impair the launch of the Fund's investment program. The Trust or the Fund would then liquidate as soon as practicable, and return to Shareholders the amount of their subscriptions plus accrued interest, if any.

Up-front Sales Charges

      Placement Agents may be retained to assist in the placement of Shares. Placement Agents, if authorized to do so by the Trust, may retain Selling Agents to serve as their sub-agents in the placement of Shares. A Placement Agent will generally be entitled to receive a fee from each investor in the Fund whose Shares the Agent places. The Selling Agents are paid by the Placement Agents, not by investors. The specific amount of the up-front sales charge paid to a Placement Agent with respect to a Shareholder will generally not exceed 1% of the subscription amount.

      The up-front sales charge will be deducted from a prospective investor's subscription, and it will not be applied to the purchase of Shares by the investor and will not be part of the assets of the Fund. The up-front sales charge may be adjusted or waived at the sole discretion of the Placement Agent as set forth in the applicable Subscription Agreement delivered to the Transfer Agent, and is expected to be waived for (1) Citigroup and its affiliates, including the Adviser, the directors/trustees, partners, principals, officers and employees of each of these, and employees of the Placement Agents or Selling Agents and certain of their affiliates; and (2) investors investing through certain programs relating to mutual fund "wrap," asset allocation or other managed asset programs sponsored by a Placement Agent or Selling Agent or other affiliates of the Adviser or with whom such affiliates have agreements related to investment in the Fund. The Placement Agent may, in its sole discretion, aggregate investments made through certain related accounts (including family trusts or other similar investment vehicles) in determining the applicable rate for the calculation of up-front sales charges. It is the responsibility of any investor seeking to benefit the Placement Agent from a particular up-front sales charge level to identify any such related account to the personnel handling the investor's subscription. The Adviser or its affiliates also may pay from their own resources additional compensation to the Placement Agents in connection with placement of Shares or servicing of investors. As to each investor referred by a Placement Agent to date, such additional compensation approximates 0.10% to 0.15% of the value of the Shares held by the investor per annum (but in the aggregate across all investors will not exceed 1% of the Fund's net assets per annum). In some instances, these arrangements may result in receipt by the Placement Agents and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of units of a different investment fund. A prospective investor with questions regarding these arrangements may obtain additional detail by contacting his or her Placement Agent or Selling Agent directly. Prospective investors also should be aware that these payments could create incentives on the part of the Placement Agents to more positively consider the Fund relative to investment funds not making payments of this nature or making smaller such payments.

                REDEMPTIONS, REPURCHASES AND TRANSFERS OF SHARES

No Right of Redemption

      No Shareholder or other person holding Shares acquired from a Shareholder will have the right to require the Trust to redeem the Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Trust, as described below.

Repurchases of Shares

      The Trust may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on terms and conditions as the Board of Trustees may determine in its sole discretion. Each such repurchase offer will generally apply to between 5% and 50% of the net assets of the Fund. In determining whether the Trust should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Adviser. The initial such repurchase of Shares was on November 30, 2006, and the Adviser expects that it will recommend to the Board of Trustees that the Trust thereafter offer to repurchase Shares from Shareholders quarterly. In determining whether to accept such a recommendation, the Board of Trustees may consider the following factors, among others:

      o whether any Shareholders have requested to tender Shares of the Fund to the Trust;

      o     the liquidity of the Fund's assets;

      o the investment plans and working capital and reserve requirements of the Fund;

      o the relative economies of scale of the tenders with respect to the size of the Fund;

      o     the history of the Trust in repurchasing Shares;

      o the availability of reliable market quotations as to the value of the Fund's investments;

      o     the existing  conditions of the  securities  markets and the economy
            generally,   as  well  as  political,   national  or   international
            developments or current affairs;

      o any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

      o     the recommendations of the Adviser.

      The Trust will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Trust and to all Shareholders or persons holding Shares acquired from Shareholders, or to one or more classes of Shareholders, as applicable. The value of a Shareholder's Shares that are being repurchased will be the value of the Shares as of the date of their repurchase (i.e., as of the relevant Valuation Date described below). When the Board of Trustees determines that the Trust will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender Shares during the period that a repurchase offer is open may obtain the most recent net asset value of their Shares by contacting the Administrator during the period at the contact number provided in the Shareholder's repurchase materials. Shareholders bear the risk of any potential decline in the Fund's net asset value from the date notice of intent to tender is given until the relevant Valuation Date. Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund's investment-related expenses as a result of higher portfolio turnover rates.

      The Transfer Agent has been authorized by the Board of Trustees to make certain determinations regarding repurchases of the Shares. See "Transfer Agent."

      Repurchases of Shares from Shareholders by the Trust may be paid, in the discretion of the Transfer Agent, in cash, or by the distribution of securities in kind, or partly in cash and partly in kind. The Trust, however, expects not to distribute securities in kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Trust, the Fund or on Shareholders not tendering Shares for repurchase. Repurchases will be effective after receipt and acceptance by the Trust of all eligible written tenders of Shares from Shareholders. Any in-kind distribution of securities will be valued in the same manner as the Fund values its other assets and will be distributed to all tendering Shareholders on a proportional basis. The Trust does not impose any charges in connection with repurchases of Shares.

      The Trust expects to employ the following repurchase procedures in respect of the Shares:

      o A Shareholder choosing to tender Shares for repurchase must do so by the Notice Date, which generally will be the 25th calendar day of the month prior to that containing the date as of which Shares are to be repurchased. Shares tendered will be valued as of the Valuation Date. This means, for example, that the Notice Date for a repurchase offer having a November 30 Valuation Date would be October 25. Tenders are not revocable following the Notice Date.

      o Promptly after accepting any tender, the Trust will give to each Shareholder a promissory note (the "Promissory Note") entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shareholder's Shares accepted for repurchase.

      o The Promissory Note will be non-interest bearing and non-transferable. Payment in respect of the Promissory Note will be made within 30 days after the Valuation Date. Although the amounts required to be paid by the Trust under the Promissory Note will generally be paid in cash, the Trust may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

      If modification of the Trust's repurchase procedures as described above is deemed necessary or appropriate, the Board of Trustees will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above.

      A Shareholder tendering for repurchase only a portion of its Shares in the Fund will be required to maintain an investment balance of at least $50,000 with respect to the Fund after giving effect to the repurchase. If a Shareholder tenders an amount that would cause its investment balance to fall below the required minimum, the Transfer Agent reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum balance is maintained or to repurchase the Shareholder's entire interest in the Fund.

      The Trust may repurchase Shares of a Shareholder or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person, if the Transfer Agent in its sole discretion determines that:

      o the Shares have been transferred in violation of the Trust Agreement or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder;

      o ownership of the Shares by a Shareholder or other person is likely to cause the Trust or the Fund to be in violation of, or subject the Trust or the Fund to additional registration or regulation under the securities, commodities or other laws of the United States or any other relevant jurisdiction;

      o continued ownership of the Shares by a Shareholder may be harmful or injurious to the business or reputation of the Trust, the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Trust, the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

      o any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

      o with respect to a Shareholder subject to Special Laws or Regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold Shares; or

      o it would be in the best interests of the Trust or the Fund for the Trust to repurchase the Shares or a portion of them.

      In the event that the Adviser or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Trust.

Transfers of Shares

      Except as otherwise described below, no person may become a substituted Shareholder without the written consent of the Trust or its designated agents, which consent may be withheld for any reason in its or their sole discretion. Shares held by a Shareholder may be transferred only:

      o     by  operation  of  law  as  a  result  of  the  death,   bankruptcy,
            insolvency,   adjudicated   incompetence   or   dissolution  of  the
            Shareholder; or

      o with the written consent of the Trust or its designated agents, which may be withheld in its or their sole discretion.

      Notice to the Trust of any proposed transfer of Shares must include satisfactory evidence that the proposed transferee meets any requirements imposed by the Trust with respect to investor eligibility and suitability. Notice of a proposed transfer of Shares must also be accompanied by a properly completed Subscription Agreement in respect of the proposed transferee. Consent to a transfer of Shares by a Shareholder generally will not be granted unless the transfer is to a single transferee or, after the transfer of the Shares, the Share balance of each of the transferee and transferor is not less than $50,000 with respect to the Fund. A Shareholder transferring Shares may be charged reasonable expenses, including attorneys' and accountants' fees, incurred by the Trust or Transfer Agent in connection with the transfer. In connection with any request to transfer Shares, the Trust may require the Shareholder requesting the transfer to obtain, at the Shareholder's expense, an opinion of counsel selected by the Trust or its agents as to such matters as may be reasonably requested.

      Any transferee acquiring Shares by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of a Shareholder or otherwise will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Trust Agreement and to tender the Shares for repurchase by the Trust, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Trust Agreement. If a Shareholder transfers Shares with the required approvals, the Trust will promptly take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Trust as a Shareholder.

      In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Trust or the Fund, the Board of Trustees, the Adviser, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.

                                   TAX ASPECTS

      The following is a summary of certain aspects of the income taxation of the Trust and the Fund and its Shareholders that should be considered by a prospective Shareholder. The Trust has not sought a ruling from the IRS or any other U.S. federal, state or local agency with respect to any tax matters affecting the Trust and the Fund, nor has it obtained an opinion of counsel with respect to any of those matters.

      The summary of the U.S. federal income tax treatment of the Trust and the Fund set out below is based upon the Code, judicial decisions, Treasury Regulations (proposed, interim and final) (the "Regulations") and administrative rulings in existence as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. The summary does not discuss the effect, if any, of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Trust; nor does the summary discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the U.S. federal income tax laws, such as foreign persons, insurance companies, financial institutions, traders, and dealers. Each prospective Shareholder should consult with his, her or its own tax adviser in order to fully understand the U.S. federal, state, local and non-U.S. income tax consequences of an investment in the Fund.

Qualification as a Regulated Investment Company

      The Fund will elect to, and intends to qualify as, a regulated investment company under Subchapter M of the Code for each taxable year. If so qualified, the Fund will not be subject to federal income taxes on any net investment income and capital gains, if any, realized during the taxable year that are timely distributed to Shareholders. While the Fund intends to distribute its ordinary income and capital gain net income in the manner necessary to avoid imposition of the 4% excise tax, there can be no assurance that sufficient amounts will be distributed annually to achieve this objective. In such event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

      In order to qualify as a regulated investment company under Subchapter M of the Code, the Fund generally must, among other things, (a) derive at least 90% of its annual gross income (including tax-exempt interest income but without offset for losses from the sale or other disposition of stock, securities, or foreign currency) from dividends, interest, payments with respect to certain securities loans and gains from the sale or other disposition of stock or securities or options thereon or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock or securities or currencies and net income derived from an interest in a qualified publicly traded partnership; (b) diversify its holdings so that, at the end of each quarter of the taxable year
(i) at least 50% of the value of the assets of the Fund is represented by cash, and cash items, U.S. government securities or the securities of other regulated investment companies, and other stock or securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the assets of the Fund and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the assets of the Fund is invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) or of two or more issuers which the Fund controls and which are engaged in the same, similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships; and (c) distribute to its Shareholders at least 90% of its net investment income, including net short-term capital gains (i.e., the excess of net short-term capital gains over net long-term capital losses), and 90% of its net tax-exempt interest income in each taxable year.

Failure to Qualify as a Regulated Investment Company

      If, in any taxable year, the Fund fails to qualify as a regulated investment company under Subchapter M of the Code, the Fund will be taxed in the same manner as an ordinary corporation and distributions to its Shareholders will not be deductible by the Fund in computing its taxable income. In addition, in the event of a failure to qualify as a regulated investment company, the Fund's distributions, to the extent derived from the Fund's current or accumulated earnings and profits, will constitute dividends, which will generally be taxable to Shareholders.

Fund Distributions

      Subchapter M of the Code permits the character of tax-exempt interest distributed by a regulated investment company to flow through as tax-exempt interest to its shareholders provided that (i) 50% or more of the value of the regulated investment company's assets at the close of each quarter of its taxable year is invested in state, municipal or other obligations the interest on which is exempt for federal income tax purposes and (ii) the Fund designates the dividends as tax-exempt dividends ("exempt-interest dividends"). Distributions to shareholders of exempt-interest dividends are not subject to federal income tax (except for possible application of the alternative minimum tax). Substitute payments in lieu of interest received with respect to securities loans of tax-exempt securities will not be tax-exempt. If less than 50% of the value of the regulated investment company's assets at the close of any quarter of its taxable year is invested in state, municipal or other obligations the interest on which is exempt for federal income tax purposes, none of the dividends distributed by a regulated investment company will flow through as tax-exempt interest to shareholders.

      The Fund intends to manage its portfolio so that 50% or more of the value of its assets at the close of each quarter of its taxable year is invested in state, municipal or other obligations the interest on which is exempt for federal income tax purposes, although no assurance can be provided that this goal will be achieved. Even if the Fund qualifies to distribute exempt-interest dividends annually, the Fund expects to distribute to Shareholders substantial amounts of taxable income that the Fund receives from taxable investments.

      Interest on indebtedness incurred to purchase or carry shares of the Fund will not be deductible for federal income tax purposes to the extent such interest on indebtedness relates to the exempt-interest dividends received from the Fund. In addition, under rules used by the IRS for determining when borrowed funds are considered to be used for the purpose of purchasing or carrying particular assets, the purchase of shares may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of shares.

      Interest from private activity bonds that were issued after August 7, 1986 are treated as items of tax preference for purposes of the federal alternative minimum tax ("AMT") on non-corporate taxpayers (including individuals) and corporate taxpayers. To the extent interest on such bonds is distributed to Shareholders of the Fund, Shareholders may be subject to the AMT on such distributions. Moreover, exempt-interest dividends, whether or not on private activity bonds, that are held by corporations will be taken into account in determining the AMT imposed on 75% of the excess of adjusted current earnings over alternative minimum taxable income (determined without regard to such adjustment and the alternative minimum tax net operating loss deduction). AMT generally is imposed in addition to, but only to the extent it exceeds, the regular tax and is computed at a maximum marginal rate of 28% for non-corporate taxpayers and 20% for corporate taxpayers on the excess of the taxpayer's alternative minimum taxable income over an exemption amount. The Fund will annually provide a report indicating the percentage of the Fund's income attributable to municipal obligations subject to the AMT. Shareholders are advised to consult their tax advisers with respect to AMT consequences of an investment in the Fund.

      Exempt-interest dividends are included, however, in determining the portion, if any, of a Shareholder's social security benefits or railroad retirement benefits subject to federal income tax, Exempt-interest dividends must also be taken into account in determining (i) the branch profits tax imposed on the effectively connected earnings and profits (with adjustments) of U.S. branches of foreign corporations and (ii) the tax liability of subchapter S corporations with accumulated C corporation earnings and profits.

      Persons holding certain municipal obligations that also are "substantial users" (or persons related thereto) of facilities financed by such obligations may not exclude interest on such obligations from their gross income. No investigation as to the users of the facilities financed by bonds in the portfolio of the Fund has been made. Potential investors should consult their tax advisers with respect to this matter before purchasing shares of the Fund.

      Distributions of taxable net investment income (including original issue discount and market discount on tax-exempt bonds, interest and gain on mortgage backed securities, dividends on preferred stock, income from swaps, and distribution of Subpart F inclusions from the MBS Subsidiary (discussed below)) and net short-term capital gains are taxable to Shareholders as ordinary income. The Fund may either retain or distribute to Shareholders its net capital gain (i.e., the excess of net long term capital gains over net short term capital losses) for each taxable year. Distributions paid by the Fund to its non-corporate Shareholders will constitute "qualified dividend income" eligible for taxation at the long term capital gain rate only to the extent of the qualified dividend income received by the Fund on preferred stock and designated as such to Shareholders. Distributions paid by the Fund to its corporate Shareholders will be eligible for the deduction for dividends received by corporations only to the extent of dividends received by the Fund on preferred stock and designated as such. Certain holding period requirements must be met by both the Fund and the shareholder in order for either the qualified dividend income benefit (for non-corporate shareholders) or the dividends received deduction (for corporate shareholders) to be available.

      If net capital gain (i.e., the excess of net long term capital gains over net short term capital losses) is distributed by the Fund and is designated as a "capital gain dividend," it will be taxable to Shareholders as long-term capital gain (as discussed below), regardless of the length of time the Shareholder has the shares or whether such gain was recognized by the Fund prior to the date on which the Shareholder acquired its shares.

      Alternatively, if the Fund elects to retain its net capital gain, the Fund will be taxed thereon (except to the extent of any available capital loss carryovers) at the 35% corporate tax rate. In such a case, it is expected that the Fund also will designate the retained amount as undistributed capital gains in a notice to its Shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each Shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit.

      Distributions in excess of the Fund's current or accumulated earning and profits will be treated as a return of capital to the extent of (and in reduction of) the Shareholder's tax basis in its shares; any distribution in excess of such basis will be treated as a capital gain from the sale of its shares, as discussed below.

      Dividends are taxable to Shareholders whether they are received in cash or reinvested in additional shares of the Fund. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share of the Fund on the reinvestment date.

      Any dividends or distributions paid shortly after a purchase by an investor may have the effect of reducing the per-share NAV of the Shareholder's shares by the per share amount of the dividends or distributions. Furthermore, such dividends or distributions, although in effect a return of capital, are subject to federal income taxes, to the extent that such dividends do not represent exempt-interest dividends. Therefore, prior to purchasing shares of the Fund, the investor should carefully consider the impact of dividends or capital gains distributions that are expected to be or have been announced.

U.S. Tax Considerations for the Fund's MBS Subsidiary

      The Fund intends to invest a portion of its assets in the MBS Subsidiary, which will be classified as a foreign corporation for U.S. federal income tax purposes. The MBS Subsidiary will be wholly-owned by the Fund.

      A foreign corporation, such as the MBS Subsidiary, will generally not be subject to U.S. federal income taxation unless it is deemed to be engaged in a U.S. trade or business. It is expected that the MBS Subsidiary will conduct its activities in a manner so as to meet the requirements of a safe harbor under
Section 864(b)(2) of the Internal Revenue Code (the "Safe Harbor") pursuant to which the MBS Subsidiary, provided it is not a dealer in stocks or securities, may engage in the trading of stocks or securities (including contracts or options to buy or sell securities) for its own account without being deemed to be engaged in a U.S. trade or business. Thus, the MBS Subsidiary's securities trading activities should not constitute a U.S. trade or business. However, if certain of the MBS Subsidiary's activities were determined not to be of the type described in the Safe Harbor or if the MBS Subsidiary's gains are attributable to investments in securities that constitute U.S. real property interests (which is not expected), then the activities of the MBS Subsidiary may constitute a U.S. trade or business and be taxed as such. If the MBS Subsidiary, as part of a foreclosure process or otherwise, were to acquire real property located in the United States, the MBS Subsidiary generally would be subject to U.S. federal income tax (and possibly, branch profits tax) with respect to the gain realized on disposition of such property (as well as any income derived from the operation of such property).

      In general, a foreign corporation that does not conduct a U.S. trade or business is nonetheless subject to tax at a flat rate of 30 percent (or lower tax treaty rate), generally payable through withholding, on the gross amount of certain U.S.-source income that is not effectively connected with a U.S. trade or business. There is presently no tax treaty in force between the U.S. and the Cayman Islands that would reduce this rate of withholding tax. Income subject to such 30 percent tax includes dividends and certain interest income. The 30 percent tax does not apply to U.S.-source capital gains (whether long-term or short-term) or to interest paid to a foreign corporation on its deposits with U.S. banks. The 30 percent tax also does not apply to interest which qualifies as "portfolio interest." The term "portfolio interest" generally includes interest (including original issue discount) on an obligation in registered form and with respect to which the person, who would otherwise be required to deduct and withhold the 30 percent tax, received the required statement that the beneficial owner of the obligation is not a U.S. person within the meaning of the Internal Revenue Code. Under certain circumstances, interest on bearer obligations may also be considered portfolio interest.

      A foreign corporation is a controlled foreign corporation ("CFC") if, on any day of its taxable year, more than 50 percent of the voting power or value of its stock is owned (directly, indirectly or constructively) by "U.S. Shareholders." A "U.S. Shareholder" includes any U.S. person that owns (directly, indirectly or constructively) 10 percent or more of the total combined voting power of all classes of stock of a foreign corporation. Because the Fund is a U.S. person that will wholly-own the MBS Subsidiary, the Fund will be a U.S. Shareholder with respect to the MBS Subsidiary and the MBS Subsidiary will be a CFC. The Fund will be required to include all of the MBS Subsidiary's "subpart F income" in its gross income for U.S. federal income tax purposes whether or not such income is distributed by the MBS Subsidiary. "Subpart F income" generally includes interest, original issue discount, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans and net payments received with respect to equity swaps and similar derivatives. It is expected that all of the MBS Subsidiary's income will be subpart F income.

      The Fund's recognition of the MBS Subsidiary's subpart F income will increase the Fund's tax basis in the MBS Subsidiary. Distributions by the MBS Subsidiary to the Fund will be tax-free, to the extent of its previously undistributed "subpart F income," and will correspondingly reduce the Fund's tax basis in the MBS Subsidiary. "Subpart F income" is generally treated as ordinary income, regardless of the character of the MBS Subsidiary's underlying income and will constitute "qualifying income" for Subchapter M purposes to the extent that such subpart F income is distributed to the Fund.

      In general, the Fund will be required to file IRS Form 5471 with its U.S. federal income tax (or information) returns providing information about its ownership of the MBS Subsidiary. In addition, the Fund may in certain circumstances be required to report a disposition of shares in the MBS Subsidiary by attaching IRS Form 5471 to its U.S. federal income tax (or information) return that it would normally file for the taxable year in which the disposition occurs. In general, these filing requirements may also apply to an investor in the Fund if the investor is a U.S. person who owns 10 percent or more of the value of the Fund on the last day of any taxable year.

Fund Investments

      Gain or loss realized by the Fund from the sale of stock or securities generally will be treated as capital gain or loss; however, gain from the sale of certain securities (including municipal obligations) will be treated as taxable ordinary income to the extent of any "market discount." Market discount generally is the excess, if any, of the principal amount of the security (or, in the case of a security issued at an original issue discount, the adjusted issue price of the security) over the price paid by the Fund for the security. Original issue discount that accrues in a taxable year is treated as income earned by the Fund and therefore is subject to the distribution requirements of the Code. Because the original issue discount income earned by the Fund in a taxable year may not be represented by cash income, the Fund may have to dispose of other securities and use the proceeds to make distributions to satisfy the distribution requirements under Subchapter M of the Code. Certain transactions of the Fund may be subject to wash sale, short sale, constructive sale, conversion transactions, constructive ownership transactions and straddle provisions of the Code that may, among other things, require the Fund to defer recognition of losses or convert long-term capital gain into ordinary income or short-term capital gain taxable as ordinary income.

      If options written by the Fund expire unexercised, the premiums received by the Fund give rise to short-term capital gains at the time of expiration. The Fund may also have short-term capital gains and losses associated with closing transactions with respect to options written by the Fund. If call options written by the Fund are exercised, the selling price of the property to which the option relates is increased by the amount of the premium received by the Fund, and the character of the capital gain or loss on the sale of such property as long-term or short-term depends on the Fund's holding period for the property.

      Upon the exercise of a put held by the Fund, the premium initially paid for the put is offset against the amount received for the property sold pursuant to the put thereby decreasing any gain (or increasing any loss) realized on the sale. Generally, such gain or loss is capital gain or loss, the character of which as long-term or short-term depends on the Fund's holding period for the property. However, the purchase of a put option may be subject to the short sale rules or straddle rules (including the modified short sale rule) for federal income tax purposes. Upon the exercise of a call held by the Fund, the premium initially paid for the call should be included together with the option price in determining the cost basis of the property purchased pursuant to the call.

      If a put or call purchased by the Fund is sold prior to its exercise or expiration, any gain or loss recognized by the Fund is long-term or short-term capital gain or loss, depending upon the holding period for the put or call. If a put or call expires unexercised, the Fund would realize short-term or long-term capital loss, depending on the holding period of the put or call, in an amount equal to the premium paid for the put or call.

      Certain futures and forward contracts entered into by the Fund and listed nonequity options purchased by the Fund (including options on debt securities and options on futures contracts), will be governed by section 1256 of the Internal Revenue Code ("Section 1256 Contracts"). Notwithstanding the discussion of gains and losses with respect to call and put options above, absent a tax election to the contrary, gain or loss attributable to the lapse, exercise or closing out of any such position generally will be treated as 60 percent long-term and 40 percent short-term capital gain or loss, and, on the last business day of the Fund's fiscal year, all outstanding Section 1256 Contracts will be marked to market (i.e., treated as if such positions were closed out at their fair market value price on such day), with any resulting gain or loss recognized as 60 percent long-term and 40 percent short-term capital gain or loss. The Fund may be required to defer the recognition of losses on certain of its positions to the extent of any unrecognized gains on a related position held by the Fund.

      Positions of the Fund that consist of at least one position not governed by Section 1256 and at least one Section 1256 Contract, where one position substantially diminishes the Fund's risk of loss with respect to the other position, will be treated as a "mixed straddle." Although mixed straddles are subject to the straddle rules of Section 1092 of the Code, the operation of which may cause deferral of losses, suspensions of the holding periods of securities and conversion of short-term capital losses into long-term capital losses, certain tax elections exist which may mitigate the impact of these rules. The Fund may consider making such elections.

      Notwithstanding any of the foregoing, the Fund is required to recognize gain from a constructive sale of certain "appreciated financial positions" if the Fund enters into a short sale, offsetting notional principal contract, futures or forward contract transaction with respect to an appreciated financial position or substantially identical property. Appreciated financial positions subject to this constructive sale treatment include interests in (including options, futures and forward contracts with respect to and short sales of) debt instruments. Similarly, if the Fund enters into a short sale of property that becomes substantially worthless, the Fund will be required to recognize gain at that time as though it had closed the short sale.

      To the extent that its investments are made in securities denominated in a non-U.S. currency, gain or loss realized by the Fund frequently will be affected by the fluctuation in the value of such non-U.S. currencies relative to the value of the dollar. Gains or losses with respect to the Fund's investments in preferred stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock, subject to certain exceptions specified in the Code. Gains and losses of the Fund on the acquisition and disposition of non-U.S. currency will be treated as ordinary income or loss. In addition, gains or losses on disposition of debt securities denominated in a non-U.S. currency to the extent attributable to fluctuation in the value of the non-U.S. currency between the date of acquisition of the debt security and the date of disposition will treated as ordinary income or loss. Gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivable or accrues expenses or other liabilities denominated in a non-U.S. currency and the time the Fund collects the receivables or pays the liabilities may be treated as ordinary income or loss.

      Generally, foreign currency regulated futures contracts and option contracts that qualify as Section 1256 Contracts will not be subject to ordinary income or loss treatment under the foreign currency rules. However, if the Fund acquires foreign currency futures contracts or option contracts that are not
Section 1256 Contracts, or any foreign currency forward contracts, any gain or loss realized by the Fund with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Fund and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

Sale or Redemption of Shares

      A Shareholder will recognize gain or loss on the sale or redemption of Fund shares in an amount equal to the difference between the proceeds of the sale or redemption and the Shareholder's adjusted tax basis in the shares. Any gain or loss realized upon a sale or redemption of shares of the Fund by a Shareholder holding such shares as a capital asset will generally be treated as capital gain or loss. Any such capital gain or loss will be treated as a long-term capital gain or loss if the shares were held for more than one year. Capital gain of a non-corporate U.S. Shareholder is currently generally taxed at a maximum rate of 15% where the property is held by the Shareholder for more than one year. Capital gain of a corporate Shareholder is taxed at the same rate as ordinary income.

      Any short-term capital loss realized upon sale, redemption or exchange of shares within 6 months from the date of purchase of such shares and following receipt of an exempt-interest dividend will be disallowed to the extent of such exempt-interest dividend. Any loss realized upon the sale, redemption or exchange of shares within 6 months from the date of purchase of such shares and following receipt of a capital gains distribution will be treated as long-term capital loss to the extent of such capital gains distribution.

      Any loss realized on a sale, redemption or exchange of shares of the Fund by a Shareholder will be disallowed to the extent the shares are replaced by substantially identical property within a 61-day period (beginning 30 days before and ending 30 days after the disposition of shares). Shares purchased pursuant to the reinvestment of a dividend or distribution will constitute a replacement of shares.

      Under certain circumstances, a Shareholder who acquires shares of the Fund and sells or otherwise disposes of such shares within 90 days of acquisition may not be allowed to include certain sales charges incurred in acquiring such shares for purposes of calculating gain or loss realized upon a sale or exchange of shares of the Fund.

      Under Regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must attach to its tax return and also separately file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these Regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these Regulations in light of their particular circumstances.

Backup Withholding

      The Fund will be required in certain cases to withhold and remit to the U.S. Treasury a portion of the distributions from the Fund, including the proceeds from the redemption or exchange of shares, paid to any Shareholder (1) who has provided either an incorrect tax identification number or no number at all, (2) who is subject to backup withholding by the IRS for failure to report the receipt of interest or dividend income properly or (3) who has failed to certify to the Fund that it is not subject to backup withholding or that it is a corporation or other "exempt recipient". If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in shares, will be reduced by the amounts required to be withheld. Investors may wish to consult their tax advisers about the applicability of the backup withholding provisions.

Foreign Shareholders

      Dividends constituting taxable investment income and net short-term capital gains paid to a Shareholder (including a Shareholder acting as a nominee or fiduciary) that is a nonresident alien individual or a foreign entity ("foreign Shareholder") are generally subject to a 30% (or lower treaty rate) withholding tax upon the gross amount of the dividends. However, for taxable years beginning after December 31, 2004 and before January 1, 2008, certain "interest-related dividends" and "short-term capital gain dividends" paid by the Fund to a foreign Shareholder would be eligible for an exemption from the 30% U.S. withholding tax. Interest-related dividends generally are dividends derived from certain interest income earned by the Fund that would not be subject to such tax if earned by a foreign Shareholder directly. Short-term capital gain dividends generally are dividends derived from the excess of a Fund's net short-term capital gains over net long-term capital losses. Both "interest-related dividends" and "short-term capital gain dividends" must be designated as such by a written notice mailed to Shareholders no later than 60 days after the Fund's taxable year. It is expected that the Fund will not designate dividends as "interest-related dividends" or "short-term capital gain dividends" and therefore dividends paid to foreign Shareholders will not be eligible for this exemption.

      Net capital gain distributions and exempt-interest dividends paid to a foreign Shareholder are generally not subject to withholding tax. A foreign Shareholder will, however, generally be required to pay net U.S. income tax on any taxable dividends and capital gain distributions that are effectively connected with a U.S. trade or business of the foreign Shareholder. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in shares, will be reduced by the amounts required to be withheld.

      The tax consequences to foreign Shareholders entitled to claim the benefits of an applicable income tax treaty may be different from those described herein. Foreign Shareholders are advised to consult their own tax advisers with respect to particular tax consequences resulting from their investment in the Fund.

Certain State and Local Taxation Matters

      Ordinary income dividends (even if exempt from federal income tax) and capital gain dividends may be subject to state and local taxes. Each prospective Shareholder should consult with his, her or its own tax adviser in order to fully understand the state and local income tax consequences of an investment in the Fund.

      THE FOREGOING IS A BRIEF SUMMARY OF CERTAIN MATERIAL INCOME TAX MATTERS THAT ARE PERTINENT TO PROSPECTIVE INVESTORS. THE SUMMARY IS NOT, AND IS NOT INTENDED TO BE, A COMPLETE ANALYSIS OF ALL PROVISIONS OF THE U.S. FEDERAL INCOME TAX LAW WHICH MAY HAVE AN EFFECT ON SUCH INVESTMENTS. THIS ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN RESPECTIVE TAX ADVISERS WITH RESPECT TO THEIR OWN RESPECTIVE TAX SITUATIONS AND THE EFFECTS OF THIS INVESTMENT THEREON.

                              ERISA CONSIDERATIONS

      Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan or other arrangement subject to ERISA or the Code (collectively, "Plans") should consider, among other things, the matters described below in determining whether to cause the Plan to invest in the Trust.

      ERISA imposes general and specific responsibilities on persons who are "fiduciaries" for purposes of ERISA with respect to a Plan that is subject to ERISA (an "ERISA Plan"), including prudence, diversification, prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, a fiduciary of an ERISA Plan must comply with rules adopted by the U.S. Department of Labor (the "DOL"), which administers the fiduciary provisions of ERISA. Under those rules, the fiduciary of an ERISA Plan must: (1) give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into account whether the investment is designed reasonably to further the ERISA Plan's purposes; (2) examine the risk and return factors associated with the investment; (3) assess the portfolio's composition with regard to diversification, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan; and (4) evaluate income tax consequences of the investment and the projected return of the total portfolio relative to the ERISA Plan's funding objectives.

      Before investing the assets of an ERISA Plan in the Trust, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL's regulations. The fiduciary should, for example, consider whether an investment in the Trust may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified if the investment is made. If a fiduciary of an ERISA Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of the breach.

      Because the Trust will register as an investment company under the 1940 Act, the underlying assets of the Trust would not be considered to be "plan assets" of any Plan investing in the Fund for purposes of ERISA's fiduciary responsibility and the prohibited transaction rules of ERISA and the Code. For that reason, neither the Adviser nor any sub-adviser will be a fiduciary with respect to those Plans within the meaning of ERISA.

      Certain prospective Plan investors may currently maintain relationships with the Adviser or its affiliates and any sub-adviser or its affiliates. Each of the Adviser and such affiliates may be deemed to be a "party in interest" or "disqualified person" to a Plan and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory or other services. ERISA and the Code prohibit Plan assets to be used for the benefit of a party in interest and also prohibits an ERISA Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. A fiduciary of a Plan investing in the Fund will be required to represent that it has not relied on any individualized advice or recommendation of the Adviser or its affiliates, as a primary basis for the decision to invest in the Fund, and that its investment in the Fund will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

      The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained in this Prospectus is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential Plan investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

              ADDITIONAL INFORMATION REGARDING THE TRUST AGREEMENT

Amendment of the Trust Agreement

      The Trust Agreement may generally be amended, in whole or in part, with the approval of a majority of the Board of Trustees (including a majority of the Independent Trustees, if required by the 1940 Act) and without the approval of the Shareholders unless the approval of Shareholders is required by the 1940 Act. Certain amendments to the Trust Agreement involving Share balances (generally those reducing a Shareholder's claim on the assets of the Fund) may not be made without the written consent of any Shareholder adversely affected by the amendments or unless each Shareholder has received written notice of the amendment and any Shareholder objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board of Trustees) to tender all of his, her or its Shares for repurchase by the Trust. In addition, amendments that would modify the provisions of the Trust Agreement regarding amendment procedures (if material) or the Trust's indemnification obligations may be made only with the unanimous consent of the Shareholders and, to the extent required by the 1940 Act, approval of a majority of the Trustees (and, if so required, a majority of the Independent Trustees).

Shares Issuable

      The Trust is authorized to issue an unlimited number of Shares, all at $0.00001 par value per Share. Under the Trust Agreement, the Trust may issue one or more Series of Shares. The Trust Agreement provides that each Series shall possess such relative rights and preferences as may be established by the Trust Agreement and the Board of Trustees, and, in accordance with Delaware law, that liabilities incurred with respect to a Series shall be enforceable only against the assets of such Series and not against the assets of any other Series or of the Trust generally. As of the date of this Prospectus, the Board of Trustees has established the Fund as the Trust's sole Series. This Prospectus refers solely to the offer and sale of shares of beneficial interest in the Trust relating to the Fund (the "Shares").

Power of Attorney

      In subscribing for Shares, an investor will appoint the Transfer Agent as his, her or its attorney-in-fact for purposes of filing required certificates and documents relating to the formation and maintenance of the Trust as a statutory trust under Delaware law or signing all instruments effecting authorized changes in the Trust, the Fund or the Trust Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund or the Trust. This power of attorney, which will be contained in an investors' Subscription Agreement, is a special power of attorney and is coupled with an interest in favor of the Transfer Agent and as such will be irrevocable and will continue in full force and effect, notwithstanding the subsequent death or incapacity of any Shareholder granting the power of attorney. In addition, the power of attorney will survive the delivery of a transfer by a Shareholder of all or part of the Shareholder's Shares, except that when the transferee of such Shares has been approved by the Transfer Agent for admission to the Trust as a substitute Shareholder, or upon the withdrawal of a Shareholder from the Fund pursuant to a periodic tender or otherwise, the power of attorney given by the transferor will terminate.

                             REPORTS TO SHAREHOLDERS

      Internal Revenue Service ("IRS") Forms 1099 for each Shareholder will be mailed by January 31 of each year. The Fund will send Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders also are expected to be sent reports regarding the Fund's operations quarterly.

      The financial results of the MBS Subsidiary, once available, will be included in the annual and semi-annual reports provided to Shareholders. The
Fund's annual and semi-annual reports are distributed to Shareholders, and copies of the reports are provided without charge upon request as described below under "Inquiries and Financial Information".

                         ADVERTISING AND SALES MATERIAL

      Advertisements and sales literature relating to the Fund and reports to Shareholders may include quotations of investment performance. In these materials, the performance of the Fund will normally be portrayed as the net return to an investor in the Fund during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray the Fund's investment performance. The investment performance of the Fund will vary from time to time, and past results are not necessarily representative of future results.

      Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Trust or the Fund, may also be used to advertise or market the Trust or the Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Fund's investment performance to the performance of recognized market indices and other indices. Comparisons also may be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Fund.

                        TERM, DISSOLUTION AND LIQUIDATION

      The Trust or the Fund will be dissolved upon, among other things, the affirmative vote to dissolve the Trust or the Fund by: (1) a majority of the Board of Trustees (including a majority of the Independent Trustees); and (2) Shareholders holding at least two-thirds (?) of the total number of votes eligible to be cast by all Shareholders of the Trust or the Fund. The Trust or the Fund will also be dissolved as required by operation of law. Upon the occurrence of any event of dissolution, a liquidator elected by the Shareholders holding a majority of the total number of votes eligible to be cast by all Shareholders and whose fees will be paid by the Trust, is charged with winding up the affairs of the Trust and liquidating its assets.

      Upon the liquidation of the Trust, or the Fund, its assets will be distributed (1) first to satisfy the debts, liabilities and obligations of the Trust or the Fund (other than debts to Shareholders) including actual or anticipated liquidation expenses, (2) next to repay debts owing to the Shareholders and (3) finally to the Shareholders proportionately in accordance with their Share balances. Assets may be distributed in kind on a proportionate basis if the Board of Trustees or liquidator determines that the distribution of assets in kind would be in the interests of the Shareholders in facilitating an orderly liquidation.

                                   FISCAL YEAR

      For accounting purposes, the Trust's fiscal year is the 12-month period ending on December 31. For tax purposes, the Trust has also adopted the 12-month period ending December 31 of each year as its taxable year.

         INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

      The Board of Trustees has selected KPMG LLP ("KPMG") as the independent registered public accounting firm of the Trust and the Fund's MBS Subsidiary. KPMG's principal business address is located at 345 Park Avenue, New York, New York 10154. Shearman & Sterling LLP, New York, New York, serves as legal counsel to the Trust, the Adviser and their affiliates with respect to the Trust. Kramer Levin Naftalis & Frankel LLP, New York, New York, serves as special counsel to the Independent Trustees.

                       INQUIRIES AND FINANCIAL INFORMATION

      Inquiries concerning the Trust, the Fund and the Shares (including information concerning subscription and Share repurchase procedures) should be directed to:

                         U.S. Bancorp Fund Services, LLC
                            615 East Michigan Street
                           Milwaukee, Wisconsin 53202

                            Toll free: (866) 832-9160

      Elections not to participate in the automatic dividend reinvestment plan and to receive all dividends and capital gain distributions in cash may be made in a Shareholder's Subscription Agreement or otherwise by notice, including instructions to so inform the Fund, and may be directed to:

                         U.S. Bancorp Fund Services, LLC
                            615 East Michigan Street
                           Milwaukee, Wisconsin 53202

                            Toll free: (866) 832-9160

      The Fund's year-end financial statements have been audited by KPMG LLP, while its semi-annual financial statements are unaudited. Audited financial statements for each fiscal year-end preceding the date of this Prospectus are incorporated herein by reference. Those reports are available without charge upon request directed to the address or telephone number above.

                                   APPENDIX A

                            INVESTOR REPRESENTATIONS

      The following should be read in conjunction with the subscription materials for the Trust, which refer to each prospective investor seeking to subscribe the Shares (or to a Shareholder seeking to subscribe for additional Shares) as a "Subscriber":

      The Subscriber hereby represents and warrants to, and covenants and agrees with, the Trust that Subscriber meets the eligibility policies as set forth in this Appendix A.

      Approved Placements Agent

      A Subscriber generally must have a brokerage account with an approved Placement Agent or Selling Agent.

      Anti-Money Laundering Procedures

      1. In order to comply with applicable anti-money laundering regulations, the Trust, the Transfer Agent or the Subscriber's Placement Agent or Selling Agent may require a detailed verification of the Subscriber's identity and the source of its subscription proceeds. The Subscriber agrees to promptly provide the Trust, the Transfer Agent or the Subscriber's Placement Agent or Selling Agent, as applicable, with any requested information and documentation.

      2. The Subscriber represents that it is not involved in any money laundering schemes, and the source of this investment is not derived from any unlawful or criminal activities. It further represents that this investment is not designed to avoid the reporting and record-keeping requirement of the Bank Secrecy Act of 1970, as amended.

      3. If the Subscriber is not investing in the Trust on behalf of or for the benefit of, other investors, the Subscriber represent that it is purchasing Shares in the Trust for the Subscriber's own account, for investment purposes, and not for subdivision or fractionalization, and is not acting as agent, representative, intermediary or nominee or in any similar capacity for any other person.*

      4. The Subscriber acknowledges that the Trust generally prohibits any investment in the Trust by or on behalf of a "Prohibited Investor" unless specifically permitted by the Trust, in its sole discretion. A "Prohibited Investor" means:

            o any individual or entity whose name appears on the various lists issued and/or maintained by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), including, but not limited to, the Specially Designated Nationals and Blocked Persons List (also known as the "SDN List"); and

            o any individual or entity who is a citizen or resident of, or located in a country where OFAC sanctions against such country prohibit any investment by such subscriber in the Trust.**

      The above lists are available at http://www.ustreas.gov/ofac/. and should be checked by the Subscriber before making the above representations.

----------
* "Person" includes nominee account, beneficial owner, individual, bank, corporation, partnership, limited liability company or any other legal entity.

** The U.S. Federal and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals including specially designated nationals, narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

      5. If the Subscriber is an intermediary, a fund of funds, or otherwise investing in the Trust on behalf of "Underlying Investors," the Subscriber represents and agrees that:

            o the Subscriber properly discloses its relationship with its Underlying Investors as follows: (please attach supplemental pages headed "Underlying Investors" to completed subscription materials as necessary);

            o the representations, warranties and covenants made herein are made by the Subscriber on behalf of itself and its Underlying Investors;

            o the Subscriber has all requisite power and authority from its Underlying Investors to execute and perform the obligations under this section;

            o accompanying this subscription is a certificate in a form acceptable to the Trust, the Transfer Agent or the Subscriber's Placement Agent or Selling Agent in their sole discretion with respect to the due diligence the Subscriber has carried out and will continue to carry out with respect to the identity and background of each Underlying Investor as well as the proceeds invested in the Trust by the Underlying Investors;

            o its Underlying Investors are not Prohibited Investors, as defined above;

            o the Subscriber is not otherwise aware of any reasons which should prevent the Trust from accepting an investment directly by an Underlying Investor; and

            o the Subscriber agrees to provide such further assurance and certifications regarding itself and/or its Underlying Investors as the Trust, the Transfer Agent or the Subscriber's Placement Agent or Selling Agent may reasonably require.

      6. To the best of the Subscriber's knowledge, neither it nor any individual or entity controlling, controlled by, or under common control with the Subscriber, or related to, or otherwise associated with, the Subscriber, is a "Prohibited Investor" as defined above.

      7. The Subscriber acknowledges that if, following its investment in the Trust, the Trust, the Adviser, the Transfer Agent or the Subscriber's Placement Agent or Selling Agent reasonably believe that the Subscriber is a Prohibited Investor or has otherwise breached its representations and covenants hereunder as to its identity and the source of its subscription proceeds, the Trust may be obligated to freeze the Subscriber's dealings with its Shares, including by refusing additional subscriptions for Shares by the Subscriber or any repurchase requests by the Subscriber and/or segregating the assets represented by the Subscriber's Shares in accordance with applicable regulations, or mandatorily repurchasing the Subscriber's Shares, and the Subscriber will have no claim whatsoever against the Trust, the Adviser, the Transfer Agent or the Subscriber's Placement Agent or Selling Agent for any form of losses or other damages incurred by it as a result of any of these actions. The Subscriber also acknowledges that the Trust, the Adviser, the Transfer Agent or the Subscriber's Placement Agent or Selling Agent may be required to report such actions and to disclose the Subscriber's identity to OFAC or other regulatory bodies.

      8. The Subscriber is not a "shell bank," and its subscription proceeds do not originate from, and will not be routed through, an account maintained at such a bank. A "shell bank" is a bank that does not have a physical presence in any country and is not an affiliate of a depository institution, credit union or bank that maintains a physical presence in any country and is supervised by a banking authority.

      9. The Subscriber is not a senior non-U.S. government or public official, a member of such a person's immediate family, or any close associate of such a person. IF THE SUBSCRIBER CANNOT MAKE THIS REPRESENTATION, THE SUBSCRIBER MUST CONTACT THE TRUST, THE TRANSFER AGENT OR THE SUBSCRIBER'S PLACEMENT AGENT OR SELLING AGENT.

      10. The Subscriber is not a citizen or resident of, or located in, a jurisdiction identified on the Non-Cooperative Countries and Territories list of OECD's Financial Action Task Force ("FATF Non-Cooperative Countries and Territories"), and its subscription proceeds do not originate from, or are not routed through a bank organized or charted under the laws of any FATF Non-Cooperative Countries and Territories.* IF THE SUBSCRIBER CANNOT MAKE THIS REPRESENTATION, THE SUBSCRIBER MUST CONTACT THE TRUST, THE TRANSFER AGENT OR THE SUBSCRIBER'S PLACEMENT AGENT OR SELLING AGENT.

      11. All information that the Subscriber has provided to the Trust, the Transfer Agent or the Subscriber's Placement Agent or Selling Agent in relation to the subscription of the Shares, is true and accurate.

      12. The Subscriber represents that all evidence of identity provided to the Trust, the Transfer Agent or the Subscriber's Placement Agent or Selling Agent is genuine and all related information furnished by it is accurate, and it agrees to provide any further information or documents deemed necessary by the Trust, the Transfer Agent or the Subscriber's Placement Agent or Selling Agent in their sole discretion to comply with the Trust's anti-money laundering policies and related responsibilities from time to time.

      13. The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber above and documents submitted in relation hereto are made and submitted with the intent that they will be relied upon by the Trust in determining the suitability of the Subscriber as an investor in the Trust, and will survive the investment in the Trust by the Subscriber. The Subscriber agrees that such representations, warranties, agreements, undertakings and acknowledgments (including representation, warranties, agreements, undertakings and acknowledgements contained in any documents submitted in relation hereto) will be deemed reaffirmed by the Subscriber at any time it makes an additional investment in the Trust. In addition, the Subscriber undertakes to notify the Trust immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein.


----------
* The FATF Non-Cooperative Countries and Territories list is available at http://www.oecd.org/fatf/NCCT-en.htm.

                                   APPENDIX B

                             DESCRIPTION OF RATINGS

Standard & Poor's Corporation

      A brief description of the applicable Standard & Poor's Corporation ("S&P") rating symbols and their meanings (as published by S&P) follows:

      An S&P issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

      Issue credit ratings are based on current information furnished by the obligors or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

      Issue credit ratings can be either long term or short term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the United States, for example, that means obligations with an original maturity of no more than 365 days--including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings

Issue  credit  ratings  are  based,  in  varying   degrees,   on  the  following
considerations:

      o Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
      o     Nature of and provisions of the obligation;
      o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

      The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

      AAA   An obligation  rated 'AAA' has the highest  rating  assigned by S&P.
      The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

      AA    An obligation rated 'AA' differs from the highest-rated  obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

      A An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

      BBB An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

      BB, B, CCC, CC, and C Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

      BB An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

      B An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

      CCC An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

      CC    An  obligation  rated  'CC'  is  currently   highly   vulnerable  to
      nonpayment.

      C A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

      D An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

      Plus (+) or minus (-) The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

      N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

Short-Term Issue Credit Ratings

      A-1 A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

      A-2 A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

      A-3 A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

      B A short-term obligation rated 'B' is regarded as having significant speculative characteristics. Ratings of 'B-1', 'B-2', and 'B-3' may be assigned to indicate finer distinctions within the 'B' category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

      B-1 A short-term obligation rated 'B-1' is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

      B-2 A short-term obligation rated 'B-2' is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

      B-3 A short-term obligation rated 'B-3' is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

      C A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

      D A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Volatility Ratings

      Volatility ratings range from 'S1' (lowest volatility) to 'S6' (highest volatility). A fund volatility rating is a current opinion of a fixed-income investment fund's sensitivity to changing market conditions relative to the risk of a portfolio composed of government securities and denominated in the base currency of the fund. (Government securities (for S1 through S4 categories) are intended to signify the most liquid, highest quality securities issued by a sovereign government.) Volatility ratings evaluate the fund's sensitivity to interest rate movements, credit risk, investment diversification or concentration, liquidity, leverage, and other factors.

      S1 Funds that possess low sensitivity to changing market conditions are rated S1. These funds possess an aggregate level of risk that is less than or equal to that of a portfolio comprised of government securities maturing within one to three years and denominated in the base currency of the fund. Within this category, certain funds are designated with a plus sign (+). This indicates the fund's extremely low sensitivity to changing market conditions. These funds possess an aggregate level of risk that is less than or equal to that of a portfolio comprising the highest quality fixed-income instruments with an average maturity of 12 months or less.

      S2 Funds that possess low to moderate sensitivity to changing market conditions are rated S2. These funds possess an aggregate level of risk that is less than or equal to that of a portfolio comprising government securities maturing within three to seven years and denominated in the base currency of the fund.

      S3 Funds that possess moderate sensitivity to changing market conditions are rated S3. These funds possess an aggregate level of risk that is less than or equal to that of a portfolio comprising government securities maturing within seven to 10 years and denominated in the base currency of the fund.

      S4 Funds that possess moderate to high sensitivity to changing market conditions are rated S4. These funds possess an aggregate level of risk that is less than or equal to that of a portfolio comprising government securities maturing beyond 10 years and denominated in the base currency of the fund.

      S5 Funds that possess high sensitivity to changing market conditions are rated S5. These funds may be exposed to a variety of significant risks including high concentration risks, high leverage, and investments in complex structured and/or illiquid securities.

      S6 Funds that possess the highest sensitivity to changing market conditions are rated S6. These funds include those with highly speculative investment strategies with multiple forms of significant risks, with little or no diversification benefits.

Fund Credit Quality Ratings

      Fund credit quality ratings, identified by the 'f' subscript, are assigned to fixed-income funds and other actively managed funds that exhibit variable net asset values. These ratings are current assessments of the overall credit quality of a fund's portfolio. The ratings reflect the level of protection against losses from credit defaults and are based on an analysis of the credit quality of the portfolio investments and the likelihood of counterparty defaults.

      AAAf The fund's portfolio holdings provide extremely strong protection against losses from credit defaults.

      AAf   The fund's portfolio holdings provide very strong protection against losses from credit defaults.

      Af    The fund's  portfolio  holdings  provide strong  protection  against losses from credit defaults.

      BBBf The fund's portfolio holdings provide adequate protection against losses from credit defaults.

      BBf   The fund's portfolio  holdings provide uncertain  protection against losses from credit defaults.

      Bf    The fund's portfolio  holdings exhibit  vulnerability to losses from credit defaults.

      CCCf The fund's portfolio holdings make it extremely vulnerable to losses from credit defaults.

      Plus (+) or minus (-) The ratings from 'AAf' to 'CCCf' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

      The ratings are based on current information furnished by the fund to Standard & Poor's or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating, and may rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances. The rating is not a recommendation to purchase, sell, or hold any security held or issued by the fund, inasmuch as it does not comment on market price, yield, or suitability for a particular investor.

                           PART C o OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(1) The Statement of Assets and Liabilities of the Registrant, dated as of December 31, 2006.*
(2)   Exhibits:
(2)(a)(1) Certificate of Formation of Trust. **
(2)(a)(2) Declaration and Agreement of Trust. ***
(2)(b) Not Applicable.
(2)(c) Not Applicable.
(2)(d) See Item 24(2)(a)(2).
(2)(e) Not Applicable.
(2)(f) Not Applicable.
(2)(g)(1) Form of Investment Advisory Agreement. ***
(2)(g)(2) Form of Investment Sub-Advisory Agreement. ***
(2)(h) Form of Placement Agency Agreement. ***
(2)(i) Not Applicable.
(2)(j) Form of Custodian Agreement. ***
(2)(k)(1) Form of Administrative Services Agreement. ***
(2)(k)(2) Form of Transfer Agency Agreement. ***
(2)(k)(3) Form of Power of Attorney. ***
(2)(l) Opinion of counsel.****
(2)(m) Not Applicable.
(2)(n) Consent of Independent Registered Public Accounting Firm. Filed herewith.
(2)(o) See Item 24(1) above.
(2)(p) Not Applicable.
(2)(q) Not Applicable.
(2)(r)(1) Codes of Ethics of Registrant, Adviser and Sub-Adviser. *

* Filed with Registrant's Certified Shareholder Report, under the Investment Company Act of 1940 on Form N-CSR on March 9, 2007 (File No. 811-21854) and incorporated herein by reference.

** Filed with the Registrant's initial registration statement under the Investment Company Act of 1940 on Form N- 2 on February 14, 2006 (File No. 811-21854) and incorporated herein by reference.

*** Filed with the Registrant's registration statement under the Investment Company Act of 1940 on Form N- 2/A on June 2, 2006 (File No. 811-21854) and incorporated herein by reference.

**** Filed with the Registrant's registration statement under the Investment Company Act of 1940 on Form N- 2/A on June 12, 2006 (File No. 811-21854) and incorporated herein by reference.

ITEM 25.  MARKETING ARRANGEMENTS

Not Applicable.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

All figures are estimates (and aggregate the expenses with respect to the offering hereunder with those of prior offerings):
----------------------------------------------------------
Blue Sky Fees and Expenses
(including fees of counsel)....................    $53,491
----------------------------------------------------------
Accounting fees and expenses...................     $5,000
----------------------------------------------------------
Legal fees and expenses........................   $109,315
----------------------------------------------------------
Printing and engraving.........................    $22,720
----------------------------------------------------------
Offering Expenses..............................   $401,007
----------------------------------------------------------
Miscellaneous..................................   $_______
----------------------------------------------------------
Total..........................................   $591,533
----------------------------------------------------------

ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

After completion of the offering of Shares, the Registrant expects that no person will be directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Citigroup Inc. and/or Citigroup Alternative Investments LLC (the "Adviser"), the investment adviser to the Registrant. The Adviser is a limited liability company formed under the laws of the State of Delaware. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-60990), and is incorporated herein by reference.

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES

Title of Class: Shares of Beneficial Interest in the Trust (designated as "Shares")

Number of Record Holders as of December 31, 2006 was 173.

ITEM 29.  INDEMNIFICATION

The Registrant hereby undertakes that it will apply the indemnification provisions of the Trust Agreement in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, as long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the Registrant's Prospectus in the section entitled "The Adviser." Additional information regarding the Adviser and its officers and directors is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-60990), and is incorporated herein by reference.

Spectrum Asset Management, Inc. ("Spectrum") serves as an investment adviser to a non-U.S. fund and offers separate account management for certain institutions and high net worth individuals. Spectrum also is a registered broker-dealer. See "Management of the Trust" in Registrant's Prospectus.

Set forth below is a list of each director and officer of Spectrum, indicating each business profession, vocation or employment of a substantial nature in which such person has been, at any time during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, partner or trustee.

------------------------------------------------------------------------------------------------------------------
              NAME AND POSITION WITH SPECTRUM                   OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
                                                                           DURING PAST TWO FISCAL YEARS
------------------------------------------------------------------------------------------------------------------
Fernando Diaz, Vice President                                N/A
------------------------------------------------------------------------------------------------------------------
Lisa D. Crossley, Vice President and CCO                     N/A
------------------------------------------------------------------------------------------------------------------
Patrick  G.  Hurley, Senior Vice President and Chief         N/A
Information Officer
------------------------------------------------------------------------------------------------------------------
L. Philip Jacoby, IV, Senior Vice President and Portfolio    N/A
Manager
------------------------------------------------------------------------------------------------------------------
Mark A. Lieb, Executive Director and Chief Financial         Owner, Lieb Cellars
Officer
------------------------------------------------------------------------------------------------------------------
Jean M. Orlando, Vice President and Controller               N/A
------------------------------------------------------------------------------------------------------------------
Bernard M. Sussman, Executive Director and Chief             N/A
Investment Officer
------------------------------------------------------------------------------------------------------------------
Albano Tunnera, Assistant Vice President and Operations      N/A
Manager
------------------------------------------------------------------------------------------------------------------
Joseph J. Urciuoli, Vice President and Director of Research  N/A
------------------------------------------------------------------------------------------------------------------

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

The Administrator maintains certain required accounting related and financial books and records of the Registrant at its offices: U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202. The other required books and records are maintained at the offices of the Trust: Citigroup Alternative Investments Trust, 731 Lexington Avenue, 28th Floor, New York, New York 10022.

Spectrum Asset Management, Inc., 2 High Ridge Park, Stamford, Connecticut 06905, maintains certain advisory materials of the Sub-Adviser.

ITEM 32.  MANAGEMENT SERVICES

Not Applicable.

ITEM 33.  UNDERTAKINGS

Not Applicable.

FORM N-2

Citigroup Alternative Investments Trust

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf by the undersigned duly authorized person, in New York, New York, on the 29th day of March 2007.

Citigroup Alternative Investments Trust

By:  /s/ Reaz Islam*
     ----------------------------------------------
     Name:  Reaz Islam
     Title: President (Principal Executive Officer)


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

 -------------------------------------------------------------------------------
 Signature                    Title                             Date
 -------------------------------------------------------------------------------
 /s/ Kathleen Cuocolo*        Trustee                           March 29, 2007
 -------------------------------------------------------------------------------
 /s/ Thomas Volpe*            Trustee                           March 29, 2007
 -------------------------------------------------------------------------------
 /s/ Reaz Islam*              Trustee                           March 29, 2007
 -------------------------------------------------------------------------------
 /s/ Reaz Islam*              President (Principal Executive    March 29, 2007
                              Officer)
 -------------------------------------------------------------------------------
 /s/ Jeffrey Traum            Treasurer (Principal Financial    March 29, 2007
                              Officer)
 -------------------------------------------------------------------------------


*By:  /s/ Jeffrey Traum
      ---------------------------------------------
      Power of Attorney

Citigroup Alternative Investments Trust


                                 Exhibit Index
                                 -------------

2(n)  Consent of Independent Registered Public Accounting Firm.